SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                         For the month of March,2008

                       PRUDENTIAL PUBLIC LIMITED COMPANY

                (Translation of registrant's name into English)

                            LAURENCE POUNTNEY HILL,
                           LONDON, EC4R 0HH, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X     Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-



Enclosures: Full Years Results 2007






Embargo: 7.00am Friday 14 March 2008


PRUDENTIAL PLC DELIVERS OUTSTANDING 2007 FULL YEAR RESULTS

EEV operating profit up 25%, doubled over past three years

-        New business APE of GBP2,874 million, up 21%

-        EEV operating profit of GBP2,542 million, up 25%

- New business profit of GBP1,215 million, up 22%, with Group margin of 42%(2006: 42%)

-        Asia new business profit up 34% at GBP653m

- Asia is expected to deliver doubling of 2005 EEV new business profit a year early

-        Jackson new business profit up 19% at GBP285m

- UK retail new business profit up 17%, with total new business profit up 4% at GBP277m

-        Asset management operating profit GBP334m up 28% on last year

-        IFRS statutory operating profit of GBP1,213 million, up 20%

-        EEV shareholders' funds up 24% to GBP14.8 billion

-        2007 dividend increased by 5% to 18 pence per share

All figures compared to 2006 at constant exchange rates


Commenting, Mark Tucker, Group Chief Executive said:

"These outstanding results, with new business profit up 22 per cent to GBP1,215 million, demonstrate excellent and continued momentum in the successful delivery of the Group's retirement led strategy. Group EEV operating profit has doubled over the past three years.

"Each of our businesses is performing strongly representing a powerful geographic spread to our growth platform. Spectacular growth in Asia has been accompanied by a very strong performance by the US and clear profit growth in the UK. Combined with our excellent performance in asset management across the Group, these results demonstrate the benefits of Prudential's diversified, international strategy.

"That strategy is focused on continued and profitable growth. Our market presence and product capability, coupled with strong management teams, puts us in a great position for continued value creation. Overall, the prospects for the Group in 2008 remain positive. Over the longer-term the demographic, economic and social factors driving our business will continue and we are well positioned to capture a greater share of that growth."


Group Chief Executive's Review

In 2007, the Group's operating performance was outstanding building on the very strong momentum established in 2005 and 2006.

The combination of our retirement-led strategy, a clear focus on generating profitable growth and excellence in the delivery of our plans are driving shorter-term performance and also placing the Group in a strong position from which to outperform in the longer-term.

The retirement market offers significant long-term sustainable growth opportunities as the biggest demographic wave in history transitions out of the work-force and into retirement. The Prudential Group has a strong presence in this sector based on our financial strength, our investment and risk management skills, our brands and our product and distribution expertise.

The Group has the flexibility to optimise its capture of the retirement opportunity as it develops in each of our chosen markets and our business model creates significant financial and operational synergies. Within each market our focus is to operate in areas where we see sustainable competitive advantage and in products and distribution channels that have sound and sustainable economics.

Group performance

Group operating profit before tax from continuing operations, on the European Embedded Value (EEV) basis increased by 25 per cent in the year to GBP2,542 million and has doubled over a three year period. The Group's return on embedded value was 15.4 per cent (2006: 14.5 per cent).

On the statutory IFRS basis, operating profit before tax from continuing operations was up 20 per cent to GBP1,213 million, almost doubling over a three year period.

Across the Group's insurance operations new business increased by 21 per cent to GBP2,874 million, on an APE basis and profit on new business was GBP1,215 million, up 22 per cent. Average margin across the Group was maintained at 42 per cent (2006: 42 per cent).

Operating profit in the Group's asset management operations increased by 28 per cent, to GBP334 million in what was an excellent year for these businesses in increasingly challenging conditions.

The cash flow position continued to improve and we are progressing well towards our target of being operating cash flow positive at the Group level in 2008. The Group's operating cash flow in 2007 was negative GBP82 million. During the year the Group received GBP527 million from the sale of Egg, the UK internet banking operation, this resulted in an overall Group cash inflow of GBP445 million.

The Group's balance sheet and regulatory capital position remain robust. In particular, across the Group we have been cautious on credit for some time and we have been increasingly moving the portfolio to a more defensive position. Outside the normal market value movements across the Group related to interest rates and widening credit spreads net credit losses on debt securities in the US were GBP78 million.

The Board has recommended a final dividend of 12.3 pence per share, bringing the full year dividend to 18 pence per share, an increase of 5 per cent. The dividend was covered 1.9 times by post-tax IFRS operating profit from continuing operations.

The Board will focus on delivering a growing dividend, which will continue to be determined after taking into account the Group's financial flexibility and opportunities to invest in areas of the business offering attractive returns. The Board believes that in the medium-term a dividend cover of around two-times is appropriate.

Insurance operations

In Asia we continue to power ahead with the region accounting for 54 per cent of new business profits. New business on an APE basis, increased by 44 per cent to GBP1,306 million and all businesses across the region grew by 15 per cent or more.

New business profit was GBP653 million, up 34 per cent. Having achieved compound growth of 26 per cent since 2005 we expect to deliver, one year earlier than previously stated, on our target of at least doubling 2005 new business profit by 2009. EEV operating profit in Asia exceeded GBP1 billion for the first time this year as the business goes from strength to strength.

Growth in our proprietary agency force, greater agency productivity and the continuing development of non-agency distribution, in particular bancassurance, remain central to our success.

The agency force across the region increased by 125,000 to 410,000 during the year and there was significant expansion in India where average agent numbers more than doubled to 238,000. Throughout the rest of the region the average number of agents increased by 10 per cent 112,000. Agency productivity has also moved ahead strongly in a number of markets including Singapore, Hong Kong and Vietnam. The continuing success of our multi-distribution approach led to sales through non-agency channels increasing by 44 per cent and we added a number of important new distribution relationships.

The retirement opportunity in the region is emerging rapidly and we are developing innovative integrated savings and protection solutions to meet consumers' increasingly sophisticated needs. Our retirement campaigns under the banner "What's your number?" have had considerable success in Korea, Taiwan and Hong Kong and we are now rolling this concept out into other markets.

There is also significant scope to develop our positioning in the health insurance market across the region and, with the launch of a number of new products, notably in Singapore and India, sales of health products in the year have increased by 45 per cent.

The US is the largest retirement market in the world and our long-term strategy has been to position Jackson to meet the pre and post-retirement needs of the baby boomer generation. In 2007, variable annuity new business increased by 29 per cent to GBP455 million, on an APE basis. Jackson has been the fastest growing variable annuity provider in the US over the past six years, clearly demonstrating the success of our strategy and our advice based approach.

The variable annuity product in the US is increasingly being used by the consumer to provide an income in retirement. In 2007, almost two-thirds of Jackson's customers were over 55 and two-thirds of all variable annuity sales included a guaranteed minimum withdrawal benefit. Jackson continues to innovate and develop its market leading Perspective II product, which has been the top-selling variable annuity contract in the fast growing Independent Broker channel for each of the last 5 years.

Overall new business in the US increased by 19 per cent to GBP671 million, on an APE basis, new business profit also increased by 19 per cent with margins maintained at 42 per cent and an internal rate of return of 19 per cent.

In 2007 we set out our strategy in the UK to focus primarily on the retirement income market based in particular on our strengths in the annuity market but also the developing lifetime mortgage and income drawdown markets. In the retirement savings market we have exited those product areas that are structurally unprofitable and launched a new range of factory gate priced savings products.

Retail new business increased by 4 per cent in a market where the competitive pressures increased still further during the year. In 2007 we also completed the transfer of Equitable Life's GBP1.7 billion in-force portfolio of with-profits annuities: however in general pricing across the bulk market was not adequate to meet our return on capital requirements and we chose not to write business at uneconomic levels.

The margin at 31 per cent (2006: 30 per cent) remained high in comparison to the overall UK market as did the internal rate of return which was 18 per cent including the Equitable Life transaction and 14 per cent excluding it. Our target internal rate of return in the UK is 14%.

By the end of 2007, GBP115 million of the cost saving target of GBP195 million had been delivered and plans are in place to deliver the additional GBP80 million. A key milestone this year in the UK was the signing of a major contract to outsource a large proportion of its back book and new business policy administration. The outsource agreement will allow us to remove fixed costs from our operations and to achieve significant operating efficiencies with an expected positive effect on embedded value estimated at GBP60 million by 2011.

The in-force profit for the UK business includes a charge in respect of a mortality assumption change on the annuity business of GBP312 million which is fully offset by a release of excess margins previously held.

In 2007 we announced that the Group would consider a reattribution of the inherited estate held in the with-profits sub fund of The Prudential Assurance Company Limited. We are continuing to explore the possibility of a reattribution and we aim to be in a position in the first half of 2008 to determine whether this would be in the best interests of policyholders and shareholders.

Asset management

The Group's asset management businesses had another excellent year. Our international investment management expertise continues to add value to our insurance operations and also supported the growth in external funds under management to GBP69 billion at the end of 2007 (2006: GBP57 billion).

M&G's net inflows were the second highest on record at GBP5 billion and profit increased by 25 per cent to GBP254 million. Our business in Asia continued its excellent growth record with net inflows of GBP3 billion and operating profit growing to GBP72 million, up 53 per cent.

Our skills in risk management and our strength across all asset classes in the UK, the US and in Asia combined with our multi-asset allocation capabilities, position us well to meet the diverse needs of our customers for savings, retirement income and protection products.

This is clearly evidenced in the UK where the main with-profits fund, with assets of over GBP74 billion, was ranked first in 2006 in the WM Company's survey of with-profits funds, based on gross investment performance over 1, 3, 5 and 10 years. In the US, one of the key drivers of our success is our ability to provide customised and highly flexible benefit options within our main variable annuity product that are individually priced for the customer and, in Asia we continue to see success in our targeted unit-linked and protection products.

Priorities for the Group in 2008

Our overriding objective for 2008 remains that of continuing to create value for our shareholders by fully exploiting the power of our retirement-led strategy and continuing to expand the excellent businesses that we have in place today.

Life insurance

In Asia:

-          Expand the agency force and continue to improve productivity
- Maximise the potential from non-agency distribution and add new partners
-          Further develop direct marketing channels and up-sell and cross-sell
-          Increased focus on retirement services and health products

In the US:

-          Continue to innovate around our key variable annuity product
-          Enhance further our already world-class operating platform
-          Expand retail distribution
-          Selectively participate in the institutional market

In the UK:

-          Build on our strengths in the retirement market and risk products
- Migrate to factory-gate cautiously managed asset accumulation products
-          Deliver on the cost reduction program including the outsource program

-          Selectively participate in the wholesale market
- Determine whether it is in the best interest of policyholders and shareholders to pursue a reattribution of the inherited estate

Asset management:

- Maintain superior investment performance for both internal and external funds
-          Extend third party retail and institutional businesses

Outlook

There is significant volatility and nervousness in markets and it seems clear that there will be a period of less attractive economic growth trends in the US and in the UK than we have seen in recent years. Notwithstanding this, we believe that our strategy and our business model are very robust and will continue to deliver sustainable value.

In Asia, the fundamentals underpinning economic growth remain powerful and our businesses are very well placed to benefit. We expect to deliver, one year earlier than previously stated, on our target of at least doubling 2005 new business profit by 2009.

In the US, our record of out performance is set to continue and our value driven strategy in the UK is on track. In the UK we have already de-emphasised those products which might have been more sensitive to market conditions.

Our asset management businesses, although more directly influenced by market movements, are well placed to capitalise on their strong market positions and investment performance to deliver net flows and profit growth.

Overall the prospects for the Group in 2008 remain positive. Over the longer-term the demographic, economic and social factors driving our business will continue and we are ideally positioned to capture a greater share of that growth.

ENDS

Enquiries:

Media                                      Investors/Analysts
Jon Bunn                 +44 20 7548 3559  James Matthews       +44 20 7548 3561
William Baldwin-Charles  +44 20 7548 3719  Jessica Stalley      +44 20 7548 3511


Notes to Editors:

1. In addition to the financial statements provided with this press release, additional financial schedules, including full details of the Group's investments, are available on the Group's website at www.prudential.co.uk

2.      The results in this announcement are prepared on two bases:
International Financial Reporting Standards ('IFRS') and European Embedded Value ('EEV'). The IFRS basis results form the basis of the Group's statutory financial statements. The supplementary EEV basis results have been prepared in accordance with the principles issued by the CFO Forum of European Insurance Companies in May 2004 and expanded by the Additional Guidance on EEV disclosures published in October 2005. Where appropriate the EEV basis results include the effects of IFRS.

Period on period percentage increases are stated on a constant exchange rate basis.

3. Annual premium equivalent (APE) sales comprise regular premium sales plus one-tenth of single premium insurance sales.

4. Present value of new business premiums (PVNBP) are calculated as equalling single premiums plus the present value of expected new business premiums of regular premium business, allowing for lapses and other assumptions made in determining the EEV new business contribution.

5. An interview with Mark Tucker, Group Chief Executive, (in video/audio/ text) will be available on www.cantos.com and www.prudential.co.uk from 7.00am today.

6. There will be a conference call today for wire services at 7.30am (GMT) hosted by Mark Tucker, Group Chief Executive and Philip Broadley, Group Finance Director. Dial in telephone number: 020 8609 0793. Passcode: 155439#.

7. A presentation to analysts will take place at 9.30am (GMT) at Governor's House, Laurence Pountney Hill, London, EC4R 0HH. An audio cast of the presentation and the presentation slides will be available on the Group's website, www.prudential.co.uk

8. A media conference will take place at 11.30am (GMT) at 12 Arthur Street, London, EC4R 9AQ. To attend please call Claire Glover on 020 7548 2007.

9. High resolution photographs are available to the media free of charge at www.newscast.co.uk on +44 (0) 207 608 1000 or by calling Claire Glover on 020 7548 2007.

10. Total number of Prudential plc shares in issue as at 31 December 2007 was 2,470,017,240.

11.   Financial Calendar 2008:

First Quarter New Business Results                             17 April 2008
Annual General Meeting                                         15 May 2008
Interim Results                                                31 July 2008
Third Quarter 2008 New Business Results                        21 October 2008

2007 Final Dividend
Ex-dividend date                                               9 April 2008
Record date                                                    11 April 2008
Payment of dividend                                            20 May 2008

2008 Interim Dividend
Ex-dividend date                                               13 August 2008
Record date                                                    15 August 2008
Payment of dividend                                            23 September 2008


About Prudential

Prudential plc is a company incorporated and with its principal place of business in England, and its affiliated companies constitute one of the world's leading financial services groups. It provides insurance and financial services directly and through its subsidiaries and affiliates throughout the world. It has been in existence since 1848 and has GBP267 billion in assets under management as at 31 December 2007. Prudential plc is not affiliated in any manner with Prudential Financial, Inc, a company whose principal place of business is in the United States of America.

Forward-Looking Statements

This statement may contain certain "forward-looking statements" with respect to certain of Prudential's plans and its current goals and expectations relating to its future financial condition, performance, results, strategy and objectives. Statements containing the words "believes", "intends", "expects", "plans", " seeks" and "anticipates", and words of similar meaning, are forward-looking. By their nature, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances which are beyond Prudential's control including among other things, UK domestic and global economic and business conditions, market related risks such as fluctuations in interest rates and exchange rates, and the performance of financial markets generally; the policies and actions of regulatory authorities, the impact of competition, inflation, and deflation; experience in particular with regard to mortality and morbidity trends, lapse rates and policy renewal rates; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; and the impact of changes in capital, solvency or accounting standards, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate. This may for example result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. As a result, Prudential's actual future financial condition, performance and results may differ materially from the plans, goals, and expectations set forth in Prudential's forward-looking statements. Prudential undertakes no obligation to update the forward-looking statements contained in this statement or any other forward-looking statements it may make.

PRUDENTIAL PLC 2007 PRELIMINARY ANNOUNCEMENT

RESULTS SUMMARY

European Embedded Value (EEV) Basis Results*                                                          2007       2006



                                                                                                      GBPm       GBPm

Asian operations                                                                                     1,103        864
US operations                                                                                          635        718
UK operations:
   UK insurance operations                                                                             859        686
   M&G                                                                                                 254        204

                                                                                                     1,113        890
Other income and expenditure                                                                          (289)      (298)
Restructuring costs                                                                                    (20)       (41)

Operating profit from continuing operations based on longer-term investment returns*                 2,542      2,133
Short-term fluctuations in investment returns                                                          174        738
Mark to market value movements on core borrowings                                                      223         85
Shareholders' share of actuarial gains and losses on defined benefit pension schemes                   116        207
Effect of changes in economic assumptions and time value of cost of options and guarantees             748         59

Profit from continuing operations before tax (including actual investment returns)                   3,803      3,222

Operating earnings per share from continuing operations after related tax and minority interests*     74.9p      62.1p
Basic earnings per share                                                                             125.2p      91.7p
Shareholders' equity, excluding minority interests                                                 GBP14.8bn  GBP11.9bn



International Financial Reporting Standards (IFRS) Basis Results*

Statutory IFRS basis results                                                                          2007       2006

Profit after tax attributable to equity holders of the Company                                    GBP1,022m      GBP874m
Basic earnings per share                                                                              41.8p        36.2p
Shareholders' equity, excluding minority interests                                                 GBP6.2bn     GBP5.5bn


Supplementary IFRS basis information                                                                  2007       2006

Operating profit from continuing operations based on longer-term investment returns*             GBP1,213m    GBP1,050m
Operating earnings per share from continuing operations after related tax and minority interests*    33.8p        30.9p


                                                                                                      2007       2006

Dividends per share declared and paid in reporting period                                            17.42p     16.44p

Dividends per share relating to reporting period                                                     18.00p     17.14p

Funds under management                                                                             GBP267bn   GBP251bn


*Basis of preparation



Results bases

The EEV basis results have been prepared in accordance with the European Embedded Value Principles issued by the CFO Forum of European Insurance Companies in May 2004 and expanded by the Additional Guidance on EEV disclosures published in October 2005. The basis of preparation of statutory IFRS basis results and supplementary IFRS basis information is consistent with that applied for the 2006 results and financial statements.

Operating profit based on longer-term investment returns

Consistent with previous reporting practice, the Group analyses its EEV basis results and provides supplementary analysis of IFRS profit before tax attributable to shareholders, so as to distinguish operating profit based on longer-term investment returns from other elements of total profit. On both the EEV and IFRS bases, operating earnings per share are calculated using operating profits from continuing operations based on longer-term investment returns, after related tax and minority interests. These profits exclude short-term fluctuations in investment returns and the shareholders' share of actuarial gains and losses on defined benefit pension schemes. Under the EEV basis, where additional profit and loss effects arise, operating profit based on longer-term investment returns also excludes the mark to market value movements on core borrowings and the effect of changes in economic assumptions and changes in the time value of cost of options and guarantees arising from changes in economic factors. After adjusting for related tax and minority interests, the amounts for these items are included in the calculation of basic earnings per share.

Discontinued operations

The results for continuing operations shown above and throughout this preliminary announcement exclude those in respect of discontinued banking operations. On 1 May 2007, the Company sold Egg. Accordingly, the presentation of the comparative results for 2006 has been adjusted from those published in March 2007.

REVIEW OF OPERATING AND FINANCIAL RESULTS

Results highlights

                                                                       CER             RER (4)(5)
                                                           2007       2006     Change        2006       Change
                                                           GBPm       GBPm          %        GBPm            %

Annual premium equivalent (APE) sales                     2,874      2,374        21%       2,470          16%
Present value of new business premiums (PVNBP)           21,302     18,192        17%      18,947          12%
Net investment flows                                      7,975      8,511       (6%)       8,633         (8%)
External funds under management                          68,669     57,497        19%      57,199          20%
New business profit (NBP)                                 1,215        992        22%       1,039          17%
NBP Margin (% APE)                                          42%        42%                    42%
NBP Margin (% PVNBP)                                       5.7%       5.5%                   5.5%
EEV basis operating profit from long-term business        2,517      2,103        20%       2,208          14%
from continuing operations (1) (2)
Total EEV basis operating profit from continuing          2,542      2,030        25%       2,133          19%
operations (2)
Total IFRS operating profit from continuing               1,213      1,008        20%       1,050          16%
operations (3)
EEV basis shareholders' funds (GBPbn)                    14,779     11,910        24%      11,883          24%
IFRS shareholders' funds (GBPbn)                          6,201      5,483        13%       5,488          13%
Holding company operating cash flow                        (82)      (104)        21%       (104)          21%
Holding company operating cash flow                         445      (104)       528%       (104)         528%
plus proceeds from the sale of Egg
Return on Embedded Value (6)                              15.4%                             14.5%           6%


(1)Long-term business profits after deducting Asia development expenses and before restructuring costs.

(2) Based on longer-term investment returns from continuing operations. Operating profit is stated excluding the effect of short-term fluctuations in investment returns against the long-term assumptions, the effect of changes in economic assumptions and changes in the time value of cost of options and guarantees arising from changes in economic factors, actuarial gains and losses on defined benefit schemes and the mark to market value movements on borrowings.

(3) Based on longer-term investment returns from continuing operations. Operating profit is stated excluding the effect of short-term fluctuations in investment returns against the long-term assumptions, the effect of changes in economic assumptions, actuarial gains and losses on defined benefit schemes and the mark to market value movements on borrowings.

(4) Prior year restated excludes Egg, and shows continuing operations only.

(5) Reported exchange rate (RER).

(6) Return on Embedded value is based on EEV operating profit from continuing operations after tax and minority interests as a percentage of opening embedded value (shareholder's funds on a EEV basis)

In the Operating and Financial Review (OFR), year-on-year comparisons of financial performance are on a constant exchange rate (CER) basis, unless otherwise stated.

These results show the strong performance of the Group in 2007. The KPIs above show growth in sales and profits and an improvement in cashflow. The surplus capital position of Prudential plc, measured under the Insurance Group Directive basis, will be submitted to the FSA by 30 April 2008 but is currently estimated to be in the region of GBP 1.4 billion. This includes a benefit of around GBP0.3 billion that arose during 2007 from the sale of Egg Banking plc.

At 31 December 2007, total insurance and investment funds under management are GBP267 billion up from GBP251 billion at the end of 2006, at RER.

Basis of preparation of results

The European Union (EU) requires that all listed European groups prepare their financial statements in accordance with EU approved IFRS. Since 1 January 2005, Prudential has been reporting its primary results on an IFRS basis.

As a signatory to the European Chief Financial Officers' (CFO) Forum's EEV Principles, Prudential also reports supplementary results on an EEV basis for the Group's long-term business. These results are combined with the IFRS basis results of the non long-term businesses to provide a supplementary operating profit under EEV. Reference to operating profit relates to profit based on long-term investment returns. Under both EEV and IFRS, operating profits from continuing operations based on longer-term investment returns exclude short-term fluctuations in investment returns and shareholders' share of actuarial gains and losses on defined benefit pension schemes. Under EEV, where additional profit and loss effects arise, operating profits based on longer-term investment returns also exclude the mark to market value movement on core borrowings and the effect of changes in economic assumptions and changes in the time value of the cost of options and guarantees arising from changes in economic factors.

In broad terms, IFRS profits for long-term business contracts reflect the aggregate of statutory transfers from with-profits funds and profits on a traditional accounting basis for other long-term business. Although the statutory transfers from with-profits funds are closely aligned with cash flow generation, the pattern of IFRS profits over time from shareholder-backed long-term businesses will generally differ from the cash flow pattern. Over the life of a contract, however, aggregate IFRS profits will be the same as aggregate cash flow.

Life insurance products are, by their nature, long term and the profit on this business is generated over a significant number of years. Accounting under IFRS does not, in Prudential's opinion, properly reflect the inherent value of these future profit streams.

Prudential believes that embedded value reporting provides investors with a better measure of underlying profitability of the Group's long-term businesses and is a valuable supplement to statutory accounts.

EEV basis operating profit

                                                                                CER           RER(4)(5)
EEV basis operating profit from continuing                           2007      2006    Change      2006     Change
operations                                                           GBPm      GBPm         %      GBPm          %

Insurance business:
   Asia                                                             1,046       779       34%       829        26%
   US                                                                 627       652      (4%)       708      (11%)
   UK                                                                 859       686       25%       686        25%
   Development expenses                                              (15)      (14)      (7%)      (15)         0%
Long-term business profit                                           2,517     2,103       20%     2,208        14%
Asset management business:
   M&G                                                                254       204       25%       204        25%
   Asia asset management                                               72        47       53%        50        44%
   Curian                                                             (5)       (7)       29%       (8)        38%
   US broker-dealer and asset management                               13        16     (19%)        18      (28%)
                                                                      334       260       28%       264        27%

Other income and expenditure                                        (289)     (292)        1%     (298)         3%
Total EEV basis operating profit from continuing operations         2,562     2,071       24%     2,174        18%
Restructuring costs                                                  (20)      (41)       51%      (41)        51%
Total EEV basis operating profit from continuing operations         2,542     2,030       25%     2,133        19%
after restructuring costs


Total EEV basis operating profit from continuing operations based on longer-term investment returns was GBP2,542 million, up 25 per cent from 2006 at CER and up 19 per cent at RER. This result reflects the significant growth of new business profit of GBP1,215 million and in-force profit of GBP1,317 million by insurance businesses, up 17 per cent over 2006, and strong asset management profit growth.

Record new business profit from insurance business of GBP1,215 million, was 22 per cent higher than in 2006, driven by strong sales momentum in Asia and the US. At RER, new business profit was up 17 per cent. The average Group new business profit margin was 42 per cent (2006: 42 per cent) on an APE basis and
5.7 per cent (2006: 5.5 per cent) on a PVNBP basis. This reflects an increase in the average UK margin offset by a fall in the average Asia margin. In-force profit increased 17 per cent on 2006 to GBP1,317 million. At RER, in-force profit was up 11 per cent. In aggregate, net assumption changes were GBP97 million positive, and experience variances and other items were GBP48 million positive.

The in-force profit in 2007 for the UK business included a charge in respect of a mortality operating assumption change on annuity and deferred annuity pension business of GBP312 million, which is fully offset by a release of excess margins previously held.

Asia's development expenses (excluding the regional head office expenses) were GBP15 million, (2006: GBP14 million).

Operating  profit from the asset  management  business was GBP334 million (2006:
GBP260 million), up 28 per cent on 2006, driven by growth in M&G and Asia Asset Management.

Other income and expenditure totalled a net expense of GBP289 million compared with GBP298 million in 2006 at RER. This result primarily includes interest expense on central borrowings of GBP168 million (2006: GBP177 million); GBP117 million of Group head office costs (2006: GBP83 million) and GBP38 million of costs for the Asia head office (2006: GBP36 million). The increase in Group head office costs reflects costs in respect of the process to consider a reattribution of the inherited estate.

New business capital usage

                                               2007         2007            2007            2007             2007
                                               GBPm         GBPm            GBPm            GBPm             GBPm
                                       Free surplus     Required       Total net        Value of  Total long-term
                                                         capital           worth        in-force         business

New business  capital usage                                                             business
   Asia                                       (194)           21           (173)             653              480
   US                                         (200)          183            (17)             202              185
   UK                                         (150)          104            (46)             246              200
                                              (544)          308           (236)           1,101              865

The Group wrote GBP2,874 million of sales on an APE basis. To support these sales, the Group invested GBP544 million of capital. This amount covers both new business acquisition expenses, including commission of GBP236 million and the required capital of GBP308 million. The total investment of capital for new business amounts to approximately GBP19 million per GBP100 million of APE sales. These sales provided a post-tax new business contribution to embedded value of GBP865 million.

In Asia, capital was invested to support sales at an average rate of GBP15 million per GBP100 million of APE sales.

In the US, capital was invested to support sales at an average rate of GBP30 million per GBP100 million of APE sales.

In the UK, capital was invested to support sales at an average rate of GBP17 million per GBP100 million of APE sales.

EEV basis profit after tax and minority interests

                                                                                        RER(4)(5)
                                                                               2007          2006        Change
                                                                               GBPm          GBPm             %

Total EEV basis operating profit from continuing operations
after restructuring costs                                                     2,542         2,133           19%

Short term fluctuations in investment returns:                                  174           738
Asia                                                                            226           286
US                                                                              (8)            64
UK                                                                             (42)           378
Other                                                                           (2)            10
Actuarial gains and losses on defined
benefit pension schemes:                                                        116           207
Effect of change in economic
assumptions:                                                                    748           (1)
Asia                                                                            201         (132)
US                                                                               81          (51)
UK                                                                              466           182
Effect of change in time value of cost
of options and guarantees:                                                        0            60
Asia                                                                              9            14
US                                                                                8             6
UK                                                                             (17)            40
Movement in mark to market value
 of core borrowings:                                                            223            85

US                                                                                9             3
Other                                                                           214            82

Profit from continuing operations before tax                                  3,803         3,222           18%

Tax                                                                           (961)         (904)

Profit from continuing operations                                             2,842         2,318           23%
after tax before minority interests

Discontinued operations (net of tax)                                            241         (105)
Minority interests                                                             (21)           (1)

Profit for the period                                                         3,062         2,212           38%

The following year-on-year comparisons are presented on a RER basis.

In the calculation of EEV operating profit longer-term investment return assumptions are used rather than actual investment returns achieved. Short-term fluctuations in investment returns are reported separately in the analysis of profit.

In Asia, long-term business short-term investment fluctuations were GBP226 million, compared to GBP286 million last year. This reflects favourable equity performance in most territories, principally Hong Kong, Vietnam and Singapore offset by an unfavourable valuation movement of GBP30 million on a Taiwan CDO.

The US business short-term fluctuations in investment returns of GBP(8) million primarily include: a negative GBP44 million in respect of the difference between actual investment returns and longer-term returns included in operating profit in respect of fixed income securities and related swap transactions; a negative GBP16 million in relation to changed expectations of future profitability on variable annuity business in force due to the actual variable investment account ("separate account") return being lower than the long-term return reported within operating profit, offset by the impact of the associated hedging position; and a positive GBP51 million in respect of the difference between actual investment returns and long-term returns included within operating profit in respect of equity-based investments and other items.

The UK business component of short-term fluctuations in investment returns of negative GBP42 million primarily reflects reduced asset values in PRIL, the shareholder-backed annuity business, from widened credit spreads and the difference between the actual investment return for the with-profits life fund of 7.2 per cent and the long-term assumed return of 7.85 per cent.

The actuarial gain of GBP116 million (2006: GBP207 million) included in total profit reflects the shareholders' share of actuarial gains and losses on the Group's defined benefit pension schemes. On the EEV basis, this gain includes a 10 per cent share of the actuarial gains and losses on the share attributable to the PAC with-profits sub-fund for the Prudential Staff and Scottish Amicable
Pension Schemes. The full year 2007 gains mainly reflect changes in economic assumptions, partly offset by the effect of strengthened mortality assumptions. The very high level of gains in 2006 reflected the excess market returns over the long-term assumption and the increase in discount rate applied in determining the present value of projected pension payments from 4.8 per cent at 31 December 2005 to 5.2 per cent at December 2006.

In Asia positive economic assumption changes were GBP201 million, of which GBP110 million is due to Taiwan and GBP80 million is due to Hong Kong. The Taiwan credit primarily reflects a change of projected fund earned rate, offset by an increase in risk discount rate, whereas Hong Kong primarily reflects a decrease in the risk discount rate. Taiwan interest rates performed in line with the assumed EEV trended basis.

In the US, economic assumption changes of positive GBP81 million primarily reflect a reduction in the risk discount rates following a reduction in the US 10-year Treasury rate, partially offset by a reduction in the separate account return assumption.

In the UK, economic assumption changes of positive GBP466 million primarily reflect the impact of the increase in the investment return assumption and a decrease in the risk free rate.

The mark to market movement on core borrowings was a positive GBP223 million reflecting the reduction in fair value of core borrowings as the decrease in interest rates is more than offset by the widening of the credit spread, thereby increasing overall market yields on comparable debt securities.

The effective tax rate at an operating tax level was 27 per cent (2006: 30 per cent), generally reflecting expected tax rates. The effective tax rate at a total EEV level was 25 per cent (2006: 28 per cent) on a profit of GBP3,803 million.

On 1 May 2007, Prudential completed the sale of Egg Banking plc to Citi for a consideration, net of transaction expenses, of GBP527 million. The profit from discontinued operations is GBP241 million being the profit on disposal of GBP290 million, net of the post-tax loss of GBP49 million from 1 January 2007 to the date of sale.

IFRS basis operating profit

                                                                               CER            RER (4)(5)
IFRS basis operating profit from longer term                       2007       2006     Change       2006     Change
investment returns                                                 GBPm       GBPm          %       GBPm          %


Insurance business:
   Asia                                                             189        177         7%        189         0%
   US                                                               444        367        21%        398        12%
   UK                                                               528        500         6%        500         6%
   Development expenses                                            (15)       (14)         7%       (15)         0%

Long-term business profit                                         1,146      1,030        11%      1,072         7%

Asset management business:
   M&G                                                              254        204        25%        204        25%
   Asia asset management                                             72         47        53%         50        44%
   Curian                                                           (5)        (7)        29%        (8)        38%
   US broker-dealer and asset management                             13         16      (19%)         18      (28%)
                                                                    334        260        28%        264        27%

Other income and expenditure                                      (248)      (244)       (2%)      (248)         0%

Total IFRS basis operating profit based from longer term          1,232      1,046        18%      1,088        13%
investment returns

Restructuring costs                                                (19)       (38)      (50%)       (38)      (50%)

Total IFRS basis operating profit based from longer term          1,213      1,008        20%      1,050        16%
investment returns after restructuring costs


The increase in Prudential Corporation Asia's operating profit of seven per cent for long-term business before development expenses reflects improved profitability in mature markets with significant contributions to operating profit from Singapore, Malaysia and Hong Kong, representing GBP153 million of the total operating profit in 2007, up 15 per cent on 2006. There were increased contributions from each of Indonesia, Taiwan and Vietnam as these operations continue to build scale. Five life operations made IFRS losses: GBP43 million in India which is a relatively new business, incurring costs in rapidly building scale through its expansion strategy and losses of GBP16 million in Japan. Korea's loss reflects new business growth. China and Thailand are marginally loss making.

In the US, IFRS operating profit of GBP444 million was up 21 per cent on 2006 at CER. The US operations' results are based on US GAAP, adjusted where necessary to comply with IFRS as the Group's basis of presenting operating profit is based on longer-term investment returns. Longer-term returns for the US operations' fixed income securities incorporate a risk margin reserve (RMR) charge for longer-term defaults and amortisation of interest-related realised gains and losses. The growth in the US operations' long-term IFRS operating profit mainly reflects increased fee income driven by a 34 per cent increase in separate account assets during the year and higher overall election of optional benefits. Profits from the annuities spread business were broadly in line with prior year and continue to represent the key contributor to overall IFRS operating profit. One-off items affecting the spread-based income were GBP26 million, net of DAC amortisation

In the UK, IFRS operating profit for the long-term business increased six per cent to GBP528 million in 2007. This reflected a seven per cent increase in profits attributable to the with-profits business to GBP394 million, representing the continued strong investment performance of the Life Fund and its impact on terminal bonuses. 2007 includes the net impact of the mortality strengthening and a release of excess margins previously held in other assumptions which was a positive GBP34 million.

M&G's operating profit for 2007 was GBP254 million, an increase of 25 per cent over 2006, due to strong net investment inflows and positive market conditions for the first three quarters of 2007.

The Asian asset management operations reported operating profits of GBP72 million, a growth of 53 per cent over 2006, driven by strong contributions from Vietnam, India and Taiwan.

The operating profit from the US broker-dealer and asset management businesses was GBP13 million, a 19 per cent decrease on 2006. Curian recorded losses of GBP5 million in 2007, up from losses of GBP7 million in 2006, as the business continues to build scale.

IFRS basis profit after tax

                                                                                         RER(4)(5)
                                                                                2007          2006        Change
                                                                                GBPm          GBPm             %

Operating profit from continuing operations
based on longer-term investment returns
after restructuring costs                                                      1,213         1,050           16%

Short-term fluctuations in investment returns                                  (137)           155
Shareholders' share of actuarial and                                              90           167
other gains and losses on defined benefit pension schemes

Profit before tax from continuing operations
 attributable to shareholders                                                  1,166         1,372         (15%)

Tax                                                                            (382)         (392)

Profit from continuing operations
for the financial year after tax                                                 784           980         (20%)

Discontinued operations (net of tax)                                             241         (105)
Minority interests                                                               (3)           (1)

Profit for the year attributable to equity holders of the company              1,022           874           17%



The following year-on-year comparisons are presented on a RER basis.

Total IFRS basis profits before tax and minority interests were GBP1,166 million in 2007, compared with GBP1,372 million for 2006. The decrease reflects a reduction in short-term fluctuations in investment returns of GBP292 million and a reduced positive movement from the prior year in actuarial gains and losses attributable to shareholder-backed operations in respect of the Group's defined benefit pension schemes.

In the calculation of IFRS operating profit longer-term investment return assumptions are used rather than actual investment returns achieved. The actual movements in asset values beyond the longer-term assumptions appear in the profit and loss account as short-term fluctuations in investment returns, with the exception of Jackson where unrealised gains or losses on debt securities feature directly as movements to shareholder reserves.

The GBP137 million charge for short-term fluctuations in investment returns comprises GBP71 million, GBP18 million and GBP47 million in respect of Asian operations, US operations and UK operations respectively.

The fluctuations for the Asian operations primarily reflect reduced values for debt securities in Taiwan and a GBP30 million reduction in the value of an investment in a CDO fund, partially offset by strong equity movements in Vietnam.

In the US there was a GBP18 million charge for short-term fluctuations in investment returns. During 2007 the US life insurance operations recorded net credit losses of GBP78 million (2006: GBP25 million). This charge is reflected in two parts of the accounting presentation of the results. Included within the IFRS operating profit based on longer-term investment returns is a risk margin reserve (RMR) charge, representing long-term expected credit defaults, of GBP48 million (2006: GBP54 million). The difference between the credit related losses and the RMR charge in the year was, therefore, a charge of GBP30 million (2006:
GBP29 million credit) which is recorded within short-term fluctuations in investment returns, within the overall GBP18 million charge for US life insurance operations.

The fluctuations for the UK operations primarily reflect reduced asset values in PRIL, the shareholder-backed annuity business, from widened credit spreads on corporate bond securities.

Profit after tax and minority interests was GBP1,022 million compared with GBP874 million in 2006. The effective rate of tax on operating profits, based on longer-term investment returns, was 32 per cent (2006: 29 per cent). The effective rate of tax at the total IFRS profit level for continuing operations was 33 per cent (2006: 29 per cent). The effective tax rates in 2007 were broadly in line with those expected except for some Asian operations where there is a restriction on the ability to recognise deferred tax assets on regulatory basis losses.

Earnings per share

Earnings per Share (EPS)

                                                                               2007          2006
                                                                               GBPp           GBPp

       EPS based on operating profit from continuing    EEV                    74.9          62.1
      operations after tax and minority interest        IFRS                   33.8          30.9

Basic EPS based on total profit after minority interest EEV                   125.2          91.7
                                                        IFRS                   41.8          36.2


Dividend per share

The directors recommend a final dividend for 2007 of 12.30 pence per share payable on 20 May 2008 to shareholders on the register at the close of business on 11 April 2008. The interim dividend for 2007 was 5.70 pence per share. The total dividend for the year, including the interim dividend and the recommended final dividend, amounts to 18.00 pence per share compared with 17.14 pence per share for 2006, an increase of five per cent. The total cost of dividends in respect of 2007 was GBP444 million.

The full year dividend is covered 1.9 times by post-tax IFRS operating profit from continuing operations.

Dividend cover is calculated as operating profit after tax on an IFRS basis, divided by the current year interim dividend plus the proposed final dividend.

The Board will focus on delivering a growing dividend, which will continue to be determined after taking into account the Group's financial flexibility and opportunities to invest in areas of the business offering attractive returns. The Board believes that in the medium term a dividend cover of around two times is appropriate.

Shareholders' funds

On the EEV basis, which recognises the shareholders' interest in long-term businesses, shareholders' funds at 31 December 2007 were GBP14.8 billion, an increase of GBP2.9 billion from the 2006 year-end level (2006: GBP11.9 billion at RER). This 24 per cent increase primarily reflects: total EEV basis operating profit of GBP2,542 million; a GBP174 million favourable movement in short-term fluctuations in investment returns; a GBP748 million positive movement due to changes in economic assumptions and in time value of cost of options and guarantees; a positive movement on the mark to market of core debt of GBP223 million; the proceeds for the share capital issue of the parent company for GBP182 million; a positive movement in the actuarial gains on the defined benefit pension schemes of GBP116 million and the positive impact of GBP64 million for foreign exchange movements. These were offset by: a tax charge of GBP961 million and dividend payments of GBP426 million made to shareholders.

The shareholders' funds at 2007 of GBP14.8 billion comprise, GBP3.7 billion for the Asian long-term business operations, GBP3.6 billion for the US long-term business operations, GBP6.5 billion for the UK long-term business operations and GBP1 billion for other operations.

At the year end the embedded value for the Asian long-term business was GBP3.7 billion. The established markets of Hong Kong, Singapore and Malaysia contribute GBP2,704 million to the embedded value generated across the region with Korea (GBP304 million) and Vietnam (GBP234 million) making further substantial contributions. Prudential's other markets, excluding Taiwan in aggregate contribute GBP496 million in embedded value. Taiwan has a negative embedded value of GBP12 million, this positive movement against prior year (2006: negative GBP216 million) is a reflection of an increase in new business and a change in economic assumptions.

The current mix of new business in Taiwan is weighted heavily towards unit-linked and protection products, representing 75 per cent and 15 per cent of new business APE in 2007, respectively. As a result, interest rates have little effect on new business profitability and a one per cent reduction in assumed interest rates would reduce new business margins in Taiwan by less than one percentage point. However, the in-force book in Taiwan, predominantly made up of whole of life policies, has an embedded value that is sensitive to interest rate changes. A one per cent decrease in interest rates, along with consequential changes to assumed investment returns for all asset classes, market values of fixed interest assets and risk discount rates, would result in a GBP91 million decrease in Taiwan's embedded value. A similar one per cent positive shift in interest rates would increase embedded value by GBP67 million. On the assumption that bond yields remained flat during 2008 and then trended towards 5.5 per cent in December 2014, this would have reduced the 2007 Taiwan embedded value by GBP70 million. Sensitivity of the embedded value to interest rate changes varies considerably across the region. In aggregate, a one per cent decrease in interest rates, along with all consequential changes noted above, would result in a negligible percentage change to Asia's embedded value.

Statutory IFRS basis shareholders' funds at 31 December 2007 were GBP6.2 billion. This compares with GBP5.5 billion at 31 December 2006 at RER. The increase primarily reflects: profit after tax and minority interests of GBP1,022 million, the proceeds from the share capital issue of the Company for GBP182 million, offset by the impact of negative unrealised holding losses on available for sale investments of GBP231 million, and dividend payments to shareholders of GBP426 million.


Holding company cash flow

                                                                                  2007          2006
                                                                                  GBPm          GBPm

Cash remitted by business units:
   UK life fund transfer                                                           261           217
   UK other                                                                          3             0
   US                                                                              122           110
   Asia                                                                            186           175
   M&G                                                                             139            94

Total cash remitted to Group                                                       711           596
Net interest paid                                                                 (96)         (128)
Dividends paid                                                                   (426)         (399)
Scrip dividends and share options                                                  183            91

Cash remittances after interest and                                                372           160
dividends
Tax received                                                                        40           122
Corporate activities                                                             (200)          (67)

Cash flow before investment in businesses                                          212           215
Capital invested in business units:
   Asia                                                                          (149)         (147)
UK                                                                               (145)         (172)

Total capital invested in business units                                         (294)         (319)

Increase/(Decrease) in  operating cash                                            (82)         (104)
Egg sale net proceeds                                                              527             0

Total holding company cash flow                                                    445         (104)


The Group holding company received GBP711 million in cash remittances from business units in 2007 including the shareholders' statutory life fund transfer of GBP261 million from the UK business.

After dividends and net interest paid, there was a net cash inflow of GBP372 million (2006: GBP160 million). There was a high take up of scrip dividends in 2007.

During 2007, the Group holding company paid GBP200 million in respect of corporate activities, which included costs in respect of the process to consider a reattribution of the inherited estate together with a repayment to HMRC in respect of tax recoveries in previous years following a change in tax legislation. Tax received of GBP40 million (2006: GBP122 million) was lower than prior year as a result of foreign exchange gains reducing the level of taxable losses and a payment to HMRC. Asia contributed a net remittance of GBP37 million to the holding company cash flow.

In aggregate this gave rise to an improvement in operating cash outflow to GBP82 million from GBP104 million in 2006.

The Group received GBP527 million from the disposal of Egg (net of expenses), and the reduction in net interest paid in 2007 includes the investment income earned on these proceeds.

In 2008, the UK shareholders' statutory transfer relating to the bonus declarations is expected to be GBP279 million.

Depending on the mix of business written and the opportunities available, Prudential expects that the UK shareholder backed business will become cash positive in 2010.

Taking into account plans for future growth, our ability to surrender group tax relief, a normalised level of scrip dividend, the reducing UK capital requirement and increased remittances from the other life and asset management operations it is expected that the operating cash flow of the Group holding company will be positive in 2008.

BUSINESS UNIT REVIEW

Insurance Operations

Asia

Asia                                                                  CER                    RER(5)
                                                         2007        2006       Change         2006        Change
                                                         GBPm        GBPm            %         GBPm             %

APE sales                                               1,306         909          44%          956           37%
NBP                                                       653         487          34%          514           27%
NBP margin (% APE)                                        50%         54%                       54%
NBP margin (% PVNBP)                                     9.3%       10.0%                     10.0%
Total EEV basis operating profit*                       1,046         779          34%          829           26%
Total IFRS operating profit*                              189         177           7%          189            0%
*Based on longer-term investment returns excluding fund management operations, development and regional head office expenses.



Prudential's strategy in Asia is to build quality, multi-channel distribution that delivers customer centric and profitable products in segments with the potential for sustained growth. By necessity, the approach to each market varies, but all operations are unified under the Prudence icon and common brand values and Prudential has the proven ability to leverage learning and expertise from within the region and the wider Group to accelerate the development of unique opportunities as they arise in each market.

The ability to execute the strategy is highly dependent on the strength and depth of the management talent pool in the region and consequently Prudential invests in continually strengthening and developing its teams. The operating model empowers local management teams with a regional team overseeing control functions such as risk management and providing strategic guidance and technical support in areas such as distribution optimization and product design.

Prudential has a market leading platform with top five market share positions, in terms of new business APE, in seven of its twelve markets. Prudential has the leading private sector life insurance joint ventures in China and India.

Current year initiatives

The core business priorities were outlined as:

  - Building on existing strengths in agency
  - Improving and extending partnership distribution
  - Continuing product innovation
  - Strengthening and deepening customer relationships
  - Developing retirement solutions
  - Starting work on direct distribution
  - Re-examining approach to health products

Agency is the predominant distribution channel in Asia and for Prudential, the agency force again generated 70 per cent of new business volumes in 2007. Success in agency distribution requires building and maintaining meaningful scale in terms of agent numbers whilst also providing the infrastructure to manage agent training and skills development to drive agency productivity. Prudential's agency priority depends on the stage of development of each individual market and Prudential's operation within it. For example in India, Prudential's joint venture with ICICI has been rapidly expanding, with the addition of 593 new branches during the year to give a total 1,065 and correspondingly average agent numbers in 2007 increased by 123 per cent and at 31 December there were 277,000 agents.

Similarly in China, although the rate of geographic expansion is slower as each new city requires separate regulatory approvals the emphasis is also on expanding the agency channel; average numbers were up 38 per cent and at 31 December there were 20,500 agents. In markets where we have sufficient agency scale, the emphasis is on helping those agents become more productive through intensified training and sales management support. Agent productivity, in terms of average APE per agent, increased by 67 per cent in Vietnam and 21 per cent in Singapore during 2007.

Prudential has a large partnership distribution network in Asia. During 2007, Prudential extended its agreements with Standard Chartered Bank to include Taiwan where it will exclusively provide bancassurance products in their newly acquired HsinChu International Bank with its 83 branches and 2.4 million customers. In Korea regulation states that a bank can only source a maximum of 25 per cent of its total insurance sales from any one insurer, and with Prudential's sales existing bank partners regularly reaching their maximum shares, adding new banks is a priority. In 2007 Prudential secured two major new banks, Industrial Bank of Korea and Kookmin Bank. Prudential's regional bancassurance relationship with Citibank also grew strongly with new business APE generated of GBP23 million being 12 per cent of total bank distribution for 2007.

In 2007 Prudential continued to broaden its range of linked products. These included the new Global Property Fund in Singapore and a new Takaful range in Indonesia, launched in September 2007. In Taiwan, a new variable annuity product and an agency incentive programme contributed to the growth in new business of 71 per cent for the year.

Good results were attained from systematic cross-sell campaigns across the region, contacting more than 2 million of our existing customers. These included the initiation of a regular up-sell in Hong Kong through the indexation of policy benefits and initiatives to capture maturity proceeds in Singapore and a targeted offer of guaranteed increases in protection benefits in Malaysia.

Although still small, new business from direct marketing grew by 65 per cent over 2006 with Thailand performing well and recording growth of 52 per cent. The regional Direct Marketing team has been strengthened and work is now underway on exploring further opportunities.

In Asia, there are very material opportunities arising in the provision of healthcare solutions. Prudential successfully piloted new supplemental health products in Singapore, India and Hong Kong during the year selling over 125,000 new policies.

Helping people address their financial needs for retirement is also a major growth opportunity and whilst Prudential already has a number of products designed to support the accumulation phase of a retirement fund, work is now underway on drawdown options and supporting related protection and health products. Prudential has already begun positioning itself as a provider of retirement solutions through the roll out of the successful 'What's your number? ' campaigns in six countries that encourage people to think about what resources they are likely to need to finance their retirement aspirations.

Prudential has a unique position in Vietnam with its market leading life insurance business and well respected brand. To further leverage this platform, Prudential launched a consumer finance company in September 2007.

Financial performance

In 2007 Prudential delivered new business APE of GBP1,306 million from Asia representing very strong growth that averaged 44 per cent over 2006 and with all operations delivering double digit growth including Taiwan, India and Indonesia, up 71 per cent, 67 per cent and 75 per cent respectively.

New business profit increased by 34 per cent as the average profit margin reduced from 54 per cent to 50 per cent mainly due to a change in the country mix of the sales. China, Hong Kong, Korea and Taiwan all reported increases in new business profit margins compared to 2006. In India, the branch expansion programme, has led to an increase in policy acquisition and maintenance costs and therefore a rebasing of the expense assumptions. The reduction in average margin for the other countries was due to a change in country mix.

In-force embedded value profits of GBP393 million are driven principally by the unwind of discount, with net assumption changes of GBP54 million and net experience variances of GBP(1) million. Assumption changes were principally due to favourable changes in corporation tax and positive mortality assumption changes. Negative persistency assumption changes are offset by positive expense assumption changes. Experience variances mainly reflected positive mortality across all operations partially offset by expense overruns in the newer operations of China, India and Vietnam.



IFRS Profits                                                                                  CER
                                                                               2007          2006        Change
                                                                               GBPm          GBPm             %

Established markets (Hong Kong,Singapore, Malaysia)                             153           134           15%
North Asia (Taiwan, Korea, Japan)                                                16            20         (20%)
Joint Venture markets (China, India)                                           (49)          (20)        (146%)
Other SE Asian markets ( Indonesia, Vietnam, Thailand, Phillipines)              68            43           58%
Total Life IFRS Profits                                                         189           177            7%

The total IFRS Operating profit of GBP189 million was up seven per cent on 2006. Within this, the Established markets (Singapore, Hong Kong and Malaysia) generated GBP153 million up 15 per cent from 2006. The North Asia markets (Taiwan, Japan, and Korea) generated GBP16 million, down 20 percent from last year reflecting increased losses in Japan. Excluding Japan, profits from North Asia almost doubled reflecting a strong increase in Taiwan of 47 per cent due to in-force profits, especially from long term health products and favourable other experience. Losses from the joint ventures in India increased to GBP43 million, reflecting the fast pace of new business growth and investment in growing the branch networks. Losses from the joint venture in China reduced to GBP6 million. In the other markets (Vietnam, Thailand, Indonesia and Philippines), profits grew by 58 per cent to GBP68 million reflecting the expected emergence of IFRS profits and a one off GBP16 million favourable item in Vietnam.

In 2007 the Asian Life operations were again net remitters of cash to the Group of GBP56 million. Remittances totalling GBP148 million were from Hong Kong, Indonesia, Malaysia, Singapore and included the first remittance from Vietnam. The Life operations received injections of GBP92 million, of which GBP49 million was injected into India to support branch expansion with the balance primarily injected into China and Korea to support solvency requirements as a result of new business growth.

IRR for Asia was in excess of 20 per cent for 2007. In Asia, Prudential targets IRRs on new business to be at least 10 percentage points over the country risk discount rate, where these vary from five per cent to 17 per cent. During 2007 all markets except India and Japan met this target.

Having achieved compound growth of 26 per cent since 2005, Asia expects to deliver doubling of 2005 EEV NBP a year early by 2008.

United States

United States                                                 CER                RER(5)
                                                  2007       2006     Change       2006      Change
                                                  GBPm       GBPm          %       GBPm           %

APE sales                                          671        565        19%        614          9%
NBP                                                285        239        19%        259         10%
NBP margin (% APE)                                 42%        42%                   42%
NBP margin (% PVNBP)                              4.3%       4.2%                  4.2%
Total EEV basis operating profit*                  627        652       (4%)        708       (11%)
Total IFRS operating profit*                       444        367        21%        398         12%
*Based on longer-term investment returns excludes broker dealer, fund management and Curian



The United States is the largest retirement savings market in the world and continues to grow rapidly. By mid-2007, total retirement assets in the US exceeded $17.4 trillion, up from $16.5 trillion at the end of 2006 (Source:
Investment Company Institute). As 78 million baby boomers (Source: US Census Bureau) move into retirement age, these assets will shift from asset accumulation to income distribution. Currently, $1.6 trillion of assets are generating retirement income. This amount is estimated to grow to $7.3 trillion by 2017 (Source: Financial Research Corporation).

Despite these favourable demographics, US life insurers face challenges from both within and outside the industry. The industry remains highly fragmented, with the top 15 annuity companies sharing only 74 per cent of the total market share in 2007 (source: LIMRA). Competition is intensifying through aggressive price competition. Life insurers also find themselves competing with other financial services providers, particularly mutual fund companies and banks, for a share of US retirement savings assets.

During 2007, the S&P index increased 3.5 per cent (2006: 13.6 per cent), and the US equity markets experienced significant volatility during the second half of the year. The S&P index increased 6 per cent through June 2007, yet ended the year 2.5 per cent lower than in June and 5.7 per cent lower than at the end of October. This volatility and concerns about the US economy are expected to increase investors' interest in guarantees on products with equity-based returns.

In addition, for much of 2007, the yield curve was flat and credit spreads were relatively low, resulting in a difficult environment for the sale of properly priced fixed annuities. During the second half of 2007, the yield began to normalise and credit spreads began to widen, ending closer to normalised historical levels. The market for fixed annuities was further complicated during the year by artificially high deposit rates offered by banks to attract assets.

Jackson's primary focus is manufacturing profitable, capital-efficient products, such as variable annuities, and marketing these products to advice-based channels through its relationship-based distribution model. In developing new product offerings, Jackson leverages a low-cost, flexible technology platform to manufacture innovative, customisable products that can be brought to the market quickly.

Jackson markets its retail products primarily through advice-based distribution channels, including independent agents, independent broker-dealer firms, regional broker-dealers, banks and registered investment advisors. Jackson also markets life insurance and fixed annuity products through its captive insurance agency, which is concentrated in the south-eastern United States.

Current year initiatives

During 2007 significant progress was made against the business priorities which included:

  - continued enhancement and expansion of the existing product offering
  - continue to take profitable share of variable annuities market
  - increased penetration of existing distribution channels
  - increase share of the US retail asset management market.

Jackson continues to base its success in the evolving US market on industry leading distribution and product innovation coupled with sound evaluation of product economics. Jackson's long-term goals include the continued expansion of its share of the US annuities and retail asset management markets, which it plans to achieve by leveraging its relationship-based distribution advantage in the advice-based channels. Growth in Jackson's share of the US annuities market will be largely contingent upon continued enhancement and expansion of the existing product offering, increased penetration of existing distribution channels and entry into new distribution channels, as well as opportunistic acquisition activity.

Innovation in product design and speed to market continue to be key drivers of Jackson's competitiveness in the variable annuity market. High quality, cost-effective technology has allowed Jackson to offer a comprehensive product portfolio that can be customised to meet the needs of individual customers. Products are offered on an unbundled basis, allowing customers to select those benefits that meet their unique financial needs and pay only for those benefits that they truly need. This advantage, coupled with distribution through advice-based channels, allows Jackson to effectively meet individuals' long-term retirement savings and income needs. Jackson believes that leveraging this advantage is a more sustainable long-term strategy than price competition and, as a result, will not sacrifice product economics for a short-term increase in market share.

Jackson supports its network of independent agents and advisors with award-winning customer service and marketing support. In 2007, the Service Quality Measurement Group rewarded Jackson with its third World Class Customer Satisfaction Award. Jackson's marketing campaigns continue to win awards for achievement in graphic design, editorial content and overall communications excellence.

Through organisational flexibility and excellence in execution, coupled with product innovation, a successful distribution model and a strong service offering, Jackson increased its share of the US variable annuity market to 5.1 per cent for full-year 2007 (source: Morningstar Annuity Research Center), up from 4.6 per cent for the full-year 2006.

Jackson continues to expand its product portfolio, adding a variety of new features during 2007. The company enhanced its variable annuity portfolio by adding 20 new underlying investment options, four new guaranteed minimum withdrawal benefits (GMWBs), one new guaranteed minimum income benefit (GMIB) and its first guaranteed minimum accumulation benefit (GMAB).

In 2007, Jackson also introduced a line of retail mutual funds and launched two new fixed index annuity products that offer new index options and multiple crediting methods. These additions provide even more product choices to advisors and create more opportunities to capture a larger portion of the US retirement market.

Jackson continues to seek bolt-on acquisitions that will complement its long-term organic growth strategy. Transactions will need to meet or exceed Jackson's targeted rate of return and will likely be in the life insurance channel, which provides stable future cash flows. Depending on the opportunities that become available, Jackson may consider utilising securitisation financing for these bolt-on transactions.

Financial performance

Jackson achieved record APE sales of GBP671 million in 2007, representing a 19 per cent increase on 2006. This growth was led by a continued increase in variable annuity sales. On a PVNBP basis, new business sales were GBP6.7 billion. Retail APE sales in 2007 of GBP577 million were up 19 per cent over 2006.

Jackson delivered record variable annuity APE sales of GBP455 million in 2007, up 29 per cent over 2006. In 2007, Jackson maintained its ranking of 12th in gross variable annuity sales (Source: Morningstar Annuity Research Centre).

Fixed annuity APE sales of GBP57 million were 10 per cent down on 2006, while industry sales of traditional individual deferred fixed annuities were 13 per cent lower in 2007 compared to 2006 (Source: LIMRA).

Fixed index annuity sales continued to be affected by the uncertain regulatory environment in the US and the impact of low interest rates on caps and participation rates that are offered. As a result, industry sales were nearly 1 per cent lower in 2007 compared to 2006 (Source: Advantage Group Associate). Jackson's APE sales of GBP45 million were 12 per cent down on 2006. In the third quarter of 2007, Jackson ranked first in fixed index annuity sales through banks for the ninth consecutive quarter (Source: The Kehrer-LIMRA Report). Jackson continues to pursue profitable growth and hence has been unwilling to compromise target margins in this market.

Institutional APE sales of GBP94 million were up 15 per cent on 2006. Jackson continues to participate in this market on an opportunistic basis when margins are attractive.

EEV basis new business profits of GBP285 million were 19 per cent above the prior year, reflecting a 19 per cent increase in APE sales with a shift in the mix of business toward variable annuities as well as increased sales of institutional business with longer duration. Total new business margin was 42 per cent, in line with 2006.

The variable annuity new business margin decreased from 49 per cent in 2006 to 42 per cent in 2007, primarily due to a 70 basis point decrease in the risk-free rate from 2006 to 2007. The lower risk-free rate resulted in a decrease in the assumed separate account return that was partially offset by a decrease in the risk discount rate. In addition, Jackson reviewed its experience assumptions during the year and revised certain partial withdrawal and expense assumptions, which also decreased the new business margin.

The fixed index annuity new business margin decreased from 31 per cent in 2006 to 26 per cent in 2007, primarily as a result of a change in expected future surrender charges.

The fixed annuity new business margin increased significantly from 16 per cent to 28 per cent, primarily as a result of a decrease in the risk discount rate for the year.

The new business margin on institutional business improved significantly, from 39 per cent in 2006 to 58 per cent in 2007 due to the much longer average duration contracts written during 2007 and a lower risk discount rate.

Total EEV basis operating profit for the long-term business for 2007 was GBP627 million compared to GBP652 million in the prior year at CER. In-force EEV profits of GBP342 million were 17 per cent below prior year profit of GBP413 million at CER. Experience variances were GBP58 million lower in 2007 due to lower spread income and the impact of persistency adjustments. Operating assumption changes were less favourable than the prior year by GBP17 million including the impact of updated persistency and lapse rates during 2007. One-off items favourably affected the spread income variance by GBP40 million during 2007.

IFRS operating profit for the long-term business was GBP444 million, up 21 per cent on the prior year of GBP367 million at CER, primarily reflecting an increase in fee income and continued low mortality rates during 2007. Higher fee income was driven primarily by higher separate account assets given the growth in variable annuity sales, and an improvement in the average fees generated from those assets given the increase in election of guaranteed optional benefits. In 2007, IFRS spread income included a number of non-recurring items, totalling GBP26 million net of DAC amortisation (2006: GBP31 million at CER).

At 31 December 2007, Jackson had more than GBP41 billion in US GAAP assets. Of this total, GBP15 billion were separate account assets, an increase of GBP4 billion from year-end 2006, further increasing Jackson's earnings from fee-based products.

During the second half of 2007, equity market volatility increased materially primarily due to liquidity concerns and valuation issues in the US sub-prime mortgage market. Much of the market movement was due to concerns regarding the risk in this market that resulted in a tightening in the level of credit available. While the financial services industry was hardest hit by these events, losses were generally limited to those companies with significant levels of sub-prime or Alt-A mortgage exposure. Jackson's exposure to the sub-prime mortgage market is limited at only GBP237 million at the end of 2007. Most of this exposure is in fixed rate, residential mortgage backed securities that are AAA rated and hold first liens on the underlying collateral. Exposure to Alt-A was GBP660 million and direct exposure to monoline insurers was GBP23 million.

The average IRR on new business was up slightly to 19 per cent, primarily due to a larger proportion of variable annuity sales in 2007.

United Kingdom

United Kingdom                                                        CER                    RER(5)
                                                         2007        2006       Change         2006        Change
                                                         GBPm        GBPm            %         GBPm             %

APE sales                                                 897         900         (0%)          900          (0%)
NBP                                                       277         266           4%          266            4%
NBP margin (% APE)                                        31%         30%                       30%
NBP margin (% PVNBP)                                     3.6%        3.4%                      3.4%
Total EEV basis operating profit*                         859         686          25%          686           25%
Total IFRS operating profit*                              528         500           6%          500            6%
*Based on longer-term investment returns.



In 2007, Prudential UK continued its strategy of selectively competing in areas of the retirement savings and income markets where it can generate attractive returns.

The UK business remains focused on maximising value from the opportunity afforded by the fast growing need for retirement solutions. With an ageing population and the concentration of UK wealth in the mass affluent and high net worth sectors, the retirement and near-retirement population will represent the fastest growing segments of the market over the next 10 years. Low savings rates and high levels of consumer debt, combined with a shift in responsibility for providing income during retirement from Government and employers towards individuals, have resulted in individuals being inadequately provided for during increasingly long periods of retirement. These consumers will have a need for high quality financial advice and service and are increasingly seeking guarantees and longevity protection from their financial products.

Prudential UK has a unique combination of competitive advantages including its significant longevity experience, multi-asset management capabilities and its brand and financial strength. These put it in a strong position to pursue its value driven strategy in its two principal businesses: Retail and Wholesale.

Prudential UK's Retail business is focusing on savings and income for those customers nearing or in retirement. Its retirement income business aims to continue to drive profitable growth in its core annuities operation and grow its presence in the equity release market. The significant 25-year pipeline of internal vestings annuity business from maturing individual and corporate pensions policies is enhanced by strategic partnerships with third parties, where Prudential UK is the recommended annuity provider for customers vesting their pension at retirement. This scale enables our selective value-based participation in the external vestings market. Annuities remain core drivers of the sales and profit derived by Prudential UK, which now has approximately 1.5 million annuities in payment.

Prudential UK remains a market leader in the with-profits market. These products offer a medium to long-term, medium risk investment with exposure to a diverse range of assets that is particularly important to many customers against the backdrop of market uncertainty.

In the Retail accumulation business, Prudential UK continues to be a market leader in the corporate pensions market where it is a provider of over 20 per cent of FTSE 350 companies and the largest provider of pension schemes to the UK public sector. Prudential now administers corporate pensions for over 600,000 members.

In addition, the Retail business has used its brand and strength with Discovery to build branded distribution in Health and Protection, further using the joint venture to access Discovery's Vitality concept and lifestyle protection capabilities.

Prudential UK's strategy in the Wholesale market is to participate selectively in bulk annuity and back-book buy-outs, where Prudential UK is able to win business based on its financial strength, superior track record, market leading investment capability as well as its extensive annuitant mortality risk assessment capabilities. The Wholesale business, which has been in operation for over 10 years and has already written more than 400 bulk buy-outs, has a strong track record in the risk management of pension schemes for corporate clients and insurers wishing to reduce or eliminate their investment or longevity liabilities. Prudential UK will maintain a strict focus on value, only participating in transactions that generate an acceptable rate of return.

Current year initiatives

Prudential UK's key priorities in 2007 were:

  - Maintaining leadership position in individual annuities
  - Building share of the equity release market
  - Growing the volume of products that utilise Prudential's multi-asset management expertise
  - Deepening relationships with chosen distributors including the introduction of customer-agreed remuneration across some product lines
  - Realigning cost base to the selective business strategy
  - Delivering wholesale transactions with attractive rates of  return

During 2007, Prudential UK maintained its market leadership in individual annuities, where it has continued to create value by maintaining high retention rates. This has been augmented by partnership deals with insurers such as Zurich, Royal London and Save and Prosper. We also announced a new partnership with Barclays, where Prudential will be the preferred supplier of conventional annuity products to their retail customers in the UK.

Capitalising on the need for inflation protection in retirement, Prudential remains the market leader in the growing with-profits annuity market with over 75 per cent market share. Early in 2007 Prudential made a number of product enhancements including the facility to accept Protected Rights monies, which was a first in the with-profit annuity market.

In the fourth quarter, Prudential UK launched an income drawdown product. This product helps customers manage their pension through the various stages of retirement, and offers flexibility whilst providing potential for growth through investment. Together with the Flexible Lifetime Annuity this gives Prudential a full range of retirement income solutions.

Investing in property has been an increasingly important component for many people saving for their retirement. However this has left many retirees income poor but asset rich. Prudential UK's lifetime mortgage business grew its share of the lifetime mortgage market to 14 per cent through its distinctive drawdown product and strong brand. In the third quarter a number of product enhancements were introduced, including an inheritance guarantee and a new lump sum product. Prudential expects both its market share and the overall market size to grow.

In a relatively volatile investment market there has been a marked increase in demand for cautious managed solutions providing enhanced returns. In February 2007, Prudential UK launched the Cautious Managed Growth Fund and the Managed Defensive Fund, using Prudential's strengths in investment expertise and in disciplined approach to asset allocation. These funds have the potential to offer a better longer-term return than a bank or building society account and allow the customer to access real returns with lower volatility. These funds are available across the full tax wrapper suite, including onshore and offshore bonds, individual pensions and mutual funds.

During 2007, Prudential UK introduced customer-agreed remuneration across some of its product lines. Under this model, financial advisors agree their remuneration directly with the customer and not with the product provider and in doing so make commission structures far more transparent. This is in line with Prudential UK's focus on building strong long-term relationships with advisors as well as offering market-leading retirement solutions.

The agreement announced in 2007 with Capita to outsource a large proportion of its in-force and new business policy administration is another important milestone for the UK business. This agreement will deliver GBP60 million per annum of savings to Prudential UK, and is an important element in achieving its total cost savings target of GBP195 million. The contract will result in approximately 3,000 employees transferring to Capita and helps the UK deliver its long-term cost savings strategy by removing fixed costs from the business and achieving significant operating efficiencies. This provides a significant reduction in long-term expense risk by providing certainty on per-policy costs as the number of policies in the mature life and pensions book decreases over the coming years. Unit costs per policy are expected to reduce by over 30 per cent by 2011.

By the end of 2007 GBP115 million of the cost saving target had been delivered. The remaining GBP80 million, including the GBP60 million generated from the Capita contract, will be delivered by the end of 2010.

In December, Prudential completed the transfer of Equitable Life's portfolio of in-force with-profits annuities. This book covers approximately 62,000 policies with assets of approximately GBP1.74 billion. This deal grows Prudential's with-profits business and creates value for both Equitable policyholders and Prudential's shareholders and policyholders.

Financial performance

Total APE sales of GBP897 million were in line with 2006 and there was a four percent increase in new business profit to GBP277 million, reflecting an improved new business margin of 31 per cent in an increasingly competitive market. The 2006 comparator included credit life sales of GBP63 million and associated new business profit of GBP20 million written under a single contract that was not renewed in 2007.

A strong Retail performance saw a four per cent increase in sales and a 17 per cent increase in new business profit to GBP223 million demonstrating the continuing benefits of selectively participating in product lines that can deliver attractive returns. Retail sales growth was driven by strong performances in individual annuities, corporate pensions, with-profits bonds and lifetime mortgages.

In the wholesale bulk annuity and insurer back-book market, Prudential UK achieved a 26 per cent year-on-year increase with sales in 2007 of GBP180 million. In the fourth quarter Prudential completed the transfer of Equitable Life's portfolio of in-force with-profit annuities. In the previous year, Prudential UK completed two back-book insurer deals with a total volume of GBP143 million. New business profits relating to the Wholesale business were GBP54 million in 2007.

EEV basis operating profit based on longer-term investment returns of GBP859 million, before restructuring costs of GBP8 million, were up 25 per cent on 2006. The in-force operating profit of GBP582 million was up 39 per cent on 2006, due to the increase in profits arising from the unwind of the in-force book (reflecting an increased opening embedded value) and a GBP67 million positive operating assumption change in 2007 reflecting the change in the long term tax rate assumption from 30 per cent to 28 per cent. A charge in respect of a mortality operating assumption change on annuity and deferred annuity pension business of GBP312 million was fully offset by the release of excess margins previously held.

Other charges of GBP77 million include GBP36 million of costs associated with product and distribution development; GBP13 million for an annual fee paid by the shareholder business to the Prudential Assurance Company's (PAC) with-profits sub-fund for the use of the Prudential and Scottish Amicable trademarks; GBP14 million in respect of the tariff arrangement with Scottish Amicable Insurance Finance (SAIF), which terminates at the end of 2007 and GBP14 million in relation to other items.

Prudential continues to manage actively the retention of the in-force book. During 2007, experience at an aggregate level has been in line with our long-term assumptions as evidenced by the small positive experience variance.

IFRS operating profit increased six per cent to GBP528 million before restructuring costs of GBP7 million. This reflects a seven per cent increase in profits attributable to the with-profits business, which contributed GBP394 million reflecting strong investment performance and its impact on terminal bonuses. The net impact of the mortality strengthening and release of margins held in other assumptions under the IFRS basis was a positive net GBP34 million.

In 2007, Prudential received a GBP4 million net commission payment from Winterthur relating to general insurance sales under the Prudential brand in the UK. From early 2008, on settlement of an advance payment made by Winterthur in 2002, the business expects to receive approximately GBP30 million a year in commission payments, although this will depend on the new business volumes and persistency rates.

Prudential UK writes with-profit annuity, with-profits bond and with-profits corporate pension business in its life fund with other products backed by shareholder capital. The weighted average post-tax IRR on the shareholder capital allocated to new business growth in the UK was 14 per cent, excluding the Equitable Life deal (18 per cent including this business).

Asset Management

Global

The Prudential Group's asset management businesses provide value to the insurance businesses within the Group by delivering sustained superior performance. They are also important profit generators in their own right, having low capital requirements and generating significant cash flow for the Group.

The asset management businesses are well placed to capitalise on their leading market positions and strong track records in investment performance to deliver net flows and profit growth as well as strategically diversifying the Group's investment propositions in retail financial services (RFS) markets that are increasingly favouring greater product transparency, greater cross-border opportunities and more open-architecture investment platforms. Wholesale profit streams are also growing.

The Group's asset management businesses operate different models and under different brands tailored to their markets and strengths, however they continue to work together by managing money for each other with clear regional specialism, distribute each others' products and share knowledge and expertise, such as credit research.

Each business and its performance in 2007 is summarised below.

M&G

M&G is comprised of the M&G asset management business and Prudential Capital.

M&G                                                                   CER                    RER(5)
                                                         2007        2006       Change         2006        Change
                                                         GBPm        GBPm            %         GBPm             %

Net investment flows                                    4,958       6,101        (19%)        6,101         (19%)
Revenue                                                   482         429          12%          429           12%
Other income                                               30          27          11%           27           11%
Staff Costs                                             (224)       (216)         (4%)        (216)          (4%)
Other Costs                                             (113)       (106)         (7%)        (106)          (7%)

Underlying profit before Performance-related Fees         175         134          31%          134           31%
Performance-related fees                                   28          27           4%           27            4%

Operating profit from asset management operations         203         161          26%          161           26%
Operating profit from Prudential Capital                   51          43          19%           43           19%

Total IFRS operating profit                               254         204          25%          204           25%

M&G Asset Management

M&G is an investment-led business with a demonstrable focus on performance delivery and aims to offer attractive products in a variety of macro-economic environments. M&G aims to deliver superior investment performance and maximise risk-adjusted returns for our retail, wholesale and internal clients. External funds under management account for nearly a third of M&G's total funds under management and it is this higher-margin external business that drives profitability and cash generation for the Group.

M&G's retail strategy is based on obtaining maximum value from a single manufacturing function through a multi-channel, multi-geography distribution approach. Over the last five years, M&G's retail business has expanded beyond the UK into the major European markets, the Middle East, South America and Asia. By operating through multiple channels, M&G's retail business is well placed to profit from current trends away from direct selling towards intermediation, and the growth of on-line fund platforms and third-party product wrappers.

M&G's wholesale strategy centres on leveraging the skills developed primarily for internal funds to create higher margin products for external clients. In recent years, this strategy has consolidated M&G's position at the forefront of the leveraged finance, structured credit and infrastructure investment markets. The same strategy is now being applied to develop the more traditional pooled and segregated fixed income areas of M&G's wholesale business.

M&G has significant scale in all major asset classes: it is believed to be one of the largest active managers in the UK stock market, one of the largest bond investors in the UK and one of the UK's largest property investors. In addition, M&G has profitable businesses in a number of specialist areas such as leveraged loans, structured credit, infrastructure finance and macro investment.

Current year initiatives

Delivering fund performance remains critical and is the key determinant of success for an asset management business. M&G has continued to deliver market-leading investment performance in 2007 with impressive results. M&G's retail funds have performed exceptionally well, with 45 per cent delivering top-quartile performance(1). In addition, 86 per cent of M&G's segregated institutional funds have met or exceeded their benchmark performance1.

Returns1 on Prudential's Life Fund assets were 66 basis points ahead of benchmark and 143 basis points better than peer group.

Overall, the demand for asset management products in M&G's distribution markets continued to grow strongly in 2007 driven, in part, by the same retirement-related demographic trends that are creating opportunities for the Group as a whole.

With a diversified business across different asset classes and across retail and wholesale markets, both in the UK and internationally, M&G remains well positioned for a variety of macro-economic and market conditions.

The way that clients purchase asset management products continued to evolve during 2007. The retail asset management sector benefited from the increasing shift by retail investors towards more transparent investment products, such as unit trusts, and M&G's range of market leading funds has positioned it well to benefit from this trend. M&G extended its range of innovative new funds during 2007 with the launch of the M&G Cautious Multi Asset Fund and M&G Global Convertibles Fund.

European cross-border distribution of retail funds has accelerated and the trend in favour of 'Open Architecture' in both the UK and Europe continues to open up significant bank and life company distribution opportunities. Parallel to this, distribution of mutual funds has become increasingly intermediated and has been accompanied by the rise of professional buyers who demand higher levels of service and investment information, areas in which M&G has considerable expertise. M&G has continued to expand its geographic coverage in Europe with the first full year of operations in Spain and the launch of M&G's funds in France in October 2007 which has given M&G access to Europe's largest mutual fund market.

Wholesale markets are demanding increasingly sophisticated and tailored products and there is a continued shift from balanced to specialist mandates. These trends, plus the increased role of fixed income within portfolios, continue to play to the strength and scale of M&G's wholesale business. In 2007, M&G launched three new funds aimed at the institutional and pensions markets - the M &G Alpha Opportunities Fund, M&G Secured Property Income Fund and the M&G Secured Debt Fund. All of these funds offer innovative alternatives to traditional fixed income assets and leverage off M&G's expertise and scale in both property and private finance.

M&G's infrastructure investment business has grown from inception in 2005 to manage GBP471 million (2007 year end fair value) in its principal fund, Infracapital. The business contributed GBP7.1 million to M&G profits in 2007.

M&G's global macro investment business was established in 2005 and has grown to GBP1.5 billion in external funds under management as at the end of 2007. It contributed GBP11.2 million in profits to M&G in 2007, including performance related fees.

In order to support its retail and wholesale strategy, M&G places a high priority on the recruitment, development and retention of top-quality staff. In a highly competitive market for the best talent, this entails providing an inclusive and supportive environment as well as offering appropriate levels of compensation. At the same time, M&G has a policy of prudent cost control, ensuring that top-line growth is translated into enhanced operational gearing. During 2007 turnover of staff remained in line with industry averages at 10 per cent and the company spent GBP2.1 million on training and development programmes.

Financial performance

M&G recorded another year of record profits in 2007 with an operating result of GBP203 million (2006: GBP161 million), representing profit CAGR of 34 per cent since 2003. Underlying profit growth, which excludes volatile performance related fees (PRFs) and carried interest earned on private equity investments, has grown at 36 per cent CAGR over the same period to GBP175 million (2006:
GBP134 million).

M&G continues to target increased diversity in profit generating activities. In 2007, 80 per cent of underlying profits were generated as a result of managing external funds, compared to 23 per cent in 2003. Profit growth is driven by four key factors: appreciation of underlying assets, positive net sales, increasing mix of higher-margin business and decreasing cost/income ratio.

The underlying growth in M&G's principal investment markets over recent years has been strongly supportive of its performance. While this growth is beyond the company's control, M&G has been successful at increasing diversity in terms of both asset class and distribution channel in order to reduce exposure to cyclical downturns in individual markets.

M&G has performed strongly against the other three measures. Net sales for 2007 of GBP5.0 billion (2006: GBP6.1 billion) were driven by both the retail GBP2.7 billion, (2006: GBP3.1 billion) and wholesale GBP2.3 billion, (2006: GBP3.0 billion) businesses. Gross inflows of GBP14.7 billion were the highest on record, offset to some extent by higher gross redemptions, particularly in the more volatile international retail marketplace.

The continued strong growth in external funds under management, coupled with a
small    decline in the value of funds managed for Prudential, has resulted in an increasing mix of higher-yielding business for M&G. This has supported an increase in gross margin (revenue as a proportion of FUM) from 28.0 basis points in 2003 to 30.8 in 2007.

During 2007, M&G has exercised continued cost discipline to ensure that top-line growth feeds through to profitability and cash generation. M&G's cost/income ratio for 2007 was 66 per cent (2006: 71 per cent) having fallen from 83 per cent in 2003.

M&G continues to provide capital efficient profits and cash generation for the Prudential group, as well as strong investment returns on its long-term business funds. Cash remittances were GBP99 million in 2007.

Prudential Capital

Prudential Capital (re-branded from Prudential Finance in 2007) manages Prudential's balance sheet for profit through leveraging Prudential's market position. The business has three strategic objectives: to operate a first class wholesale and capital markets interface; to realise profitable proprietary opportunities within a tightly controlled risk framework; and to provide professional treasury services to Prudential. Prudential Capital generates revenue by structuring transactions, providing bridging finance, and operating a securities lending and cash management business for Prudential and its clients.

The business has continued to grow in terms of investment, infrastructure and personnel in a controlled way while maintaining the dynamism and flexibility that it requires to identify and realise opportunities for profit. Prudential Capital is committed to working closer with other Group business units to deliver opportunities and to improve value creation for the Group. Prudential Capital is also taking a more holistic view on hedging strategy, liquidity and capital management for the Group.

Prudential Capital has a diversified earnings base derived from bridging, structured finance and wholesale markets. Prudential Capital delivered a good financial result in 2007, driven by increased investment activity and strong securities lending performance. As a result of increased revenue and maintaining a low cost/income ratio, operating profits increased by 19 per cent to GBP51 million, resulting in a cash remittance to the holding company of GBP40 million.

Asia

Asia                                                                 CER                    RER(5)
                                                        2007        2006       Change         2006        Change
                                                        GBPm        GBPm            %         GBPm             %

Net investment flows                                   2,961       2,410          23%        2,532           17%
Total IFRS operating profit*                              72          47          53%           50           44%
*Based on longer-term investment returns.

Prudential's asset management business in Asia supports the Life Business, and has established itself as an increasingly material retail business in its own right. Today it has retail operations in ten markets and, is the only foreign fund manager with a top five market share position in more than one Asian country.

The mutual fund industry continues to diversify its investments, expectations are for a significant increase in net flows over the coming years. Bank distribution continues to dominate in most markets in Asia, and Prudential has established strong relationships with both regional and local banks and places great emphasis on providing good service.

Current Initiatives

Fund innovation is essential in maintaining sales levels and distribution agreements and during 2007 Prudential's operations launched 71 new funds. The largest of which include two India funds for Japan; the India Equity Fund and the India Infrastructure Fund. The China Dragon A Share Equity Fund in Korea reached its regulatory cap in two weeks and the Asia Pacific REIT in Taiwan also reached its regulatory cap.

 A key achievement in 2007 was the expansion of regional distribution relationships with Citi and HSBC. The Asian asset management business also signed a global partnership agreement with HSBC Private Banking and is now part of the Credit Suisse Fundslab platform.

Greater deregulation and higher allocations by sovereign wealth and other institutional investors in foreign investments is driving the growth of offshore funds in the market and Prudential is also developing its institutional asset management business in Asia winning mandates of GBP0.5 billion during 2007.

Prudential launched a retail mutual fund business in Hong Kong in October 2007. Since launch six distribution relationships have been signed, including banks, financial advisers and an on-line portal.

The United Arab Emirates operation also made good progress with 13 distribution agreements signed since launch a year ago and with funds under management of GBP397 million.

In August 2007, Prudential increased its stake in CITIC Prudential Fund Management, its joint venture with CITIC Group in China from 33 per cent to 49 per cent, following approval from regulators. This joint venture launched its first Qualified Foreign Institutional Investor fund in Korea in May 2007 and hit its GBP100 million quota.

Financial Performance

Prudential's asset management business achieved record net inflows for 2007 of GBP3 billion, up 23 per cent on 2006. The growth in net flows was primarily driven by strong performance in India, Taiwan and Japan. Funds under management in these three countries increased by 65 per cent, 49 per cent and 46 per cent respectively. In total during 2007, retail funds under management grew by 39 per cent to GBP17.4 billion.

IFRS profits from asset management operations were GBP72 million, up 53 per cent on 2006. Operating profits in terms of basis points on funds under management increased from 18 basis points in 2006 to 21 in 2007. The asset management business requires very little capital to support its growth and in 2007 it remitted a net GBP31 million to the Group.

United States

US Asset Management

PPM America                                                          CER                    RER(5)
                                                        2007        2006       Change         2006        Change
                                                        GBPm        GBPm            %         GBPm             %

Total IFRS operating profit*                               4          10        (60%)           12         (67%)
*Based on longer-term investment returns.



PPM America (PPMA) manages assets for Prudential's US, UK and Asian affiliates. PPMA also provides investment services to other affiliated and unaffiliated institutional clients including collateralised debt obligations (CDOs), private equity funds, institutional accounts and mutual funds. PPMA's strategy is focused on effectively managing existing assets, maximising synergies with international asset management affiliates and leveraging investment management capabilities across the Prudential Group. PPMA also opportunistically pursues third-party mandates.

Current year initiatives

During 2007, PPMA successfully leveraged its investment management capabilities as evidenced by:

- Obtaining over GBP329 million of funds under management in the Jackson variable annuity programme.

- Assuming management of over GBP194 million of funds under management from Curian.

- Assuming additional responsibilities for the UK life fund, growing assets by GBP2 billion.

-      Launching three new products offered by Prudential Corporation Asia.

-      Raising over GBP638 million of third-party funds under management.

Financial performance

IFRS operating profit in 2007 was GBP4 million, down from GBP10 million in 2006, primarily due to lower investment income and performance-related fees, partially offset by asset-driven fee growth.

Year-end 2007 funds under management of GBP39 billion were as follows:


PPMA funds under management
  (GBP billions)                                  Asia          US               UK           Total

Insurance                                          0            23               10              33
Unitised                                           3             0                1               4
Institutional                                      0             0                0               0
CDOs                                               0             2                0               2

Total                                              3            25               11              39


US Broker dealer

Broker dealer                                                        CER                    RER(5)
                                                        2007        2006       Change         2006        Change
                                                        GBPm        GBPm            %         GBPm             %
Revenue                                                  300         246          22%          267           12%
Costs                                                  (291)       (240)          21%        (261)           11%
Total IFRS operating profit*                               9           6          50%            6           50%
*Based on longer-term investment returns.



National Planning Holdings (NPH), Jackson's affiliated independent broker-dealer network, is comprised of four broker-dealer firms, including INVEST Financial Corporation, Investment Centers of America, National Planning Corporation and SII Investments.

NPH continues to grow through significant recruiting efforts. By leveraging its high-quality, state-of-the-art technology, NPH provides its advisors with the tools they need to operate their practices more efficiently. Through its relationship with NPH, Jackson continues to benefit from an important retail distribution outlet, in addition to receiving valuable insight into the needs of financial advisors and their clients.

Current year initiatives

NPH increased sales of Jackson's enhanced product offering and the overall distribution of the network during the year. NPH also introduced several operational enhancements, which increased the efficiency of its production processes. In addition, NPH executed a focused recruitment initiative to expand the total assets under management and the representative base of INVEST Financial Corporation.

Financial performance

NPH had a very successful year in 2007, generating record revenues of GBP300 million versus GBP246 million in 2006 on gross product sales of GBP7.1 billion. The network continues to generate profitable growth with 2007 IFRS operating profit of GBP9 million, a 50 per cent increase at CER from GBP6 million in 2006. NPH also increased the number of registered advisors in its network to 3,000 at year-end.

Curian

Curian                                                                   CER                    RER(5)
                                                           2007         2006       Change         2006       Change
                                                           GBPm         GBPm            %         GBPm            %

Gross investment flows                                      663          422          57%          459          44%
Revenue                                                      20           15          33%           16          25%
Costs                                                      (25)         (22)          14%         (24)           4%
Total IFRS operating profit*                                (5)          (7)        (29%)          (8)        (38%)
*Based on longer-term investment returns.


Curian Capital (Curian), Jackson's registered investment advisor, provides innovative fee-based separately managed accounts and investment products to advisors through a sophisticated technology platform. Curian expands Jackson's access to advisors and provides a complement to Jackson's core annuity product lines.

Current year initiatives

During 2007, Curian implemented its Simplified Proposal Process, which allows financial professionals to generate proposals in a matter of minutes, while maintaining the flexibility and customisation that make separately managed accounts an attractive alternative to traditional investment vehicles. Curian also expanded its wholesaling force during the year in an effort to accelerate growth.

Financial performance

As a result of these initiatives, Curian continued to build its position in the US retail asset management market with total assets under management at the end of December 2007 of GBP1.7 billion, up from GBP1.2 billion at the end of December 2006. Curian also generated record deposits in 2007 of GBP663 million, up 57 per cent over 2006. Curian's IFRS operating loss declined to GBP5 million in 2007 (2006: GBP7 million at CER).

OTHER CORPORATE INFORMATION

Balance sheet

Explanation of balance sheet structure

The Group's capital on an IFRS basis comprises of shareholders' funds of GBP6,201 million, subordinated long-term and perpetual debt of GBP1,570 million, other core structural borrowings of GBP922 million and the unallocated surplus of with-profits funds of GBP14.4 billion.

Subordinated or hybrid debt is debt capital which has some equity-like features and which would rank below other senior debt in the event of a liquidation. These features allow hybrid debt to be treated as capital for FSA regulatory purposes. All of the Group's hybrid debt which qualifies in this way is held at the Group level and is therefore taken as capital into the parent solvency test under the IGD.

The FSA has established a structure for determining how much hybrid debt can count as capital which is similar to that used for banks. It categorises capital as Tier 1 (equity and preference shares), Upper Tier 2 and Lower Tier 2. Up to 15 per cent of Tier 1 can be in the form of hybrid debt and called 'Innovative Tier 1'. At 31 December 2007, the Group held GBP763 million of Innovative Tier 1 capital, in the form of perpetual securities, and GBP932 million of Lower Tier 2 capital. Following the implementation of the IGD, it is advantageous to the Group from a regulatory capital standpoint to raise its long-term debt in hybrid form and it is the Group's policy to take advantage of favourable market conditions as they arise to do so.

The unallocated surplus of the with-profits funds represents assets in the life fund which have not yet been allocated either to policyholders or shareholders. They are not generally available to the Group other than as they emerge through the statutory transfer of the shareholders' share of the surplus as it emerges from the fund over time.

Shareholders' borrowings and financial flexibility

Core structural borrowings of shareholder-financed operations at 31 December 2007 totalled GBP2,492 million, compared with GBP2,612 million at the end of 2006. This decrease reflected the repayment of GBP150 million long-term borrowings upon maturity, exchange conversion losses of GBP16 million and other adjustments of negative GBP14 million.

After adjusting for holding company cash and short-term investments of GBP1,456 million, net core structural borrowings at 31 December 2007 were GBP1,036 million compared with GBP1,493 million at 31 December 2006. This reflects the net cash inflow of GBP445 million (including GBP527 million net proceeds from the sale of Egg), exchange conversion gains of GBP49 million and other adjustments of negative GBP37 million.

Core structural borrowings at 31 December 2007 included GBP1,473 million at fixed rates of interest with maturity dates ranging from 2009 to perpetuity. GBP888 million of the core borrowings were denominated in US dollars, to hedge partially the currency exposure arising from the Group's investment in Jackson.

Prudential has in place an unlimited global commercial paper programme. At 31 December 2007, commercial paper of GBP320 million, US$3,479 million and EUR483 million has been issued under this programme. Prudential also has in place a GBP5,000 million medium-term note (MTN) programme. At 31 December 2007, subordinated debt outstanding under this programme was GBP435 million and EUR520 million, and senior debt outstanding was EUR65 million and US$12 million. In addition, the holding company has access to GBP1,600 million committed revolving credit facilities, provided in equal tranches of GBP100 million by 16 major international banks renewable in December 2009 and an annually renewable GBP500 million committed securities lending liquidity facility. These facilities have not been drawn on during the year. The commercial paper programme, the MTN programme, the committed revolving credit facilities and the committed securities lending liquidity facility are available for general corporate purposes and to support the liquidity needs of the parent company.

The Group's core debt is managed to be within a target level consistent with its current debt ratings. At 31 December 2007, the gearing ratio (debt, net of cash and short-term investments, as a proportion of EEV shareholders' funds plus debt) was 6.6 per cent compared with 11.2 per cent at 31 December 2006.

Prudential plc enjoys strong debt ratings from Standard & Poor's, Moody's and Fitch. Prudential long-term senior debt is rated A+ (stable outlook), A2 (stable outlook) and AA- (stable outlook) from Standard & Poor's, Moody's and Fitch respectively, while short-term ratings are A-1, P-1 and F1+.

Based on EEV basis operating profit from continuing operations and interest payable on core structural borrowings, interest cover was 16.1 times in 2007 compared with 13.1 times in 2006.

Treasury policy

The Group operates a central treasury function, which has overall responsibility for managing its capital funding programme as well as its central cash and liquidity positions.

The aim of Prudential's capital funding programme, which includes the GBP5,000 million MTN programme together with the unlimited commercial paper programme, is to maintain a strong and flexible funding capacity.

Prudential UK and Prudential Corporation Asia use derivatives to reduce equity risk, interest rate and currency exposures, and to facilitate efficient investment management. In the US, Jackson uses derivatives to reduce interest rate risk, to facilitate efficient portfolio management and to match liabilities under fixed index policies.

It is Prudential's policy that all free-standing derivatives are used to hedge exposures or facilitate efficient portfolio management.

Amounts at risk are covered by cash or by corresponding assets.

Due to the geographical diversity of Prudential's businesses, it is subject to the risk of exchange rate fluctuations. Prudential's international operations in the US and Asia generally write policies and invest in assets denominated in local currency. Although this practice limits the effect of exchange rate fluctuations on local operating results, it can lead to significant fluctuations in Prudential's consolidated financial statements upon conversion of results into pounds sterling. The currency exposure relating to the conversion of reported earnings is not separately managed, as it is not in the economic interests of the Group to do so. The impact of gains or losses on currency conversions is recorded as a component of shareholders' funds within the statement of recognised income and expense. The impact of exchange rate fluctuations in 2007 is discussed elsewhere in this financial review.

Unallocated surplus of with-profits

During 2007, the unallocated surplus, which represents the excess of assets over policyholder liabilities for the Group's with-profits funds on a statutory basis, grew from GBP13.6 billion at 1 January to GBP14.4 billion at 31 December. This reflects an increase in the cumulative retained earnings arising on with-profits business that have yet to be allocated to policyholders or shareholders.

Regulatory capital requirements

Prudential is subject to the capital adequacy requirements of the Insurance Groups Directive ("IGD") as implemented by the Financial Services Authority (" FSA"). The IGD pertains to groups whose activities are primarily concentrated in the insurance sector, and applies for Prudential from December 2007, following the sale of Egg Banking during 2007. Prior to this, Prudential was required to meet the requirements of the Financial Conglomerates Directive ("FCD"), which applies to groups with significant cross-sector activities in insurance and banking/investment services.

The FSA implemented the FCD by applying the sectoral rules of the largest sector of the group. Prudential was therefore classified as an insurance conglomerate under the FCD, and was required to focus on the capital adequacy requirements relevant to that sector. Prudential's move from FCD to IGD during 2007, therefore, did not have a significant impact on the Group, as the FSA's implementation of both directives is closely aligned. In particular, from 31 December 2006 the FSA made the continuous parent solvency testing mandatory for all insurance groups covered by the IGD. This involves the aggregating of surplus capital held in the regulated subsidiaries, from which Group borrowings, except those subordinated debt issues which qualify as capital, are deducted. No credit for the benefit of diversification is allowed for under this approach. The test is passed when this aggregate number is positive, and a negative result at any point in time is a notifiable breach of UK regulatory requirements.

Due to the geographically diverse nature of Prudential's operations, the application of these requirements to Prudential is complex. In particular, for many of our Asian operations, the assets, liabilities and capital requirements have to be recalculated based on FSA regulations as if the companies were directly subject to FSA regulation.

The IGD surplus as at 31 December 2007 will be submitted to the FSA by 30 April 2008 but is currently estimated to be around GBP1.4 billion. This includes a gain of around GBP0.3billion that arose during 2007 from the sale of Egg Banking plc.

The European Union ("EU") is continuing to develop a new prudential framework for insurance companies, 'the Solvency II project' that will update the existing life, non-life and insurance groups directives. The main aim of this framework is to ensure the financial stability of the insurance industry and protect policyholders through establishing solvency requirements better matched to the true risks of the business. Like Basel 2, the new approach is expected to be based on the concept of three pillars - minimum capital requirements, supervisory review of firms' assessments of risk and enhanced disclosure requirements. However, the scope is wider than Basel 2 and will cover valuations, the treatment of insurance groups, the definition of capital and the overall level of capital requirements.

A key aspect of Solvency II is the focus on risks and, for example, capital requirements will be calibrated to a one year Value at Risk with a 99.5 per cent confidence level. Companies will be encouraged to improve their risk management processes and will be allowed to make use of internal economic capital models to enable a better understanding of risks. The emphasis on transparency and comparability would ensure a level playing field but not delivering this remains one of the key risks for the project.

The European Commission ("EC") published a draft framework directive on 10 July 2007 containing high-level principles. The directive is now being reviewed by the European Parliament and the Council of Ministers. The EC expects the institutions to agree the Solvency II framework directive in the second half of 2008. The principles in the directive will be supplemented by implementing measures that will be adopted by the EC and EU member states. Solvency II is then intended to be implemented during 2012. It is important that the EU policy makers keep up the progress to enable implementation by the suggested date.

During 2007, the Committee of European Insurance and Occupational Pensions Supervisors (CEIOPS) invited the EU insurance industry to participate in the third quantitative impact study, which provided useful input for supervisors and industry alike. The EU insurance industry will be participating in a fourth quantitative impact study during the first half of 2008 with a view to providing further quantitative input into the calibration of the capital requirements. This study will include a particular focus on groups. Participation in these exercises involves a substantive commitment and is expected to yield benefits by providing evidence leading to a truly risk-based capital requirement.

Prudential is also actively engaged in policy discussions mainly through its participation in the Chief Risk Officer (CRO) Forum of major European insurance firms. We have been emphasising the importance of Solvency II delivering an economic based approach for groups reflecting diversification benefits across all the group's insurance activities; an appropriate level playing field, in particular in connection with the treatment of operations outside the European Economic Area (EEA); and the provision of instruments of group support that enhance the efficiency of capital management within the EEA.

Financial strength of insurance operations

Asia

Prudential Corporation Asia maintains solvency margins in each of its operations so that these are at or above the local regulatory requirements. Across the region less than 40 per cent of non-linked funds are invested in equities. Both Singapore and Malaysia have discrete life funds, and have strong free asset ratios. The Hong Kong life operation is a branch of Prudential Assurance Company Limited and its solvency is covered by that business. Taiwan has Risk Based Capital regulatory solvency margins and Prudential ensures sufficient capital is retained in the business to cover these requirements.

Asia                                          2007          2006           2005
                                          per cent      per cent       per cent
Equities                                        10             3              9
Bonds                                           67            60             59
Other asset classes                             24            37             33

Total                                          100           100            100

United States

The capital adequacy position of Jackson remains strong, with the capital ratio improving from 9.8 per cent in 2006 to 10.6 per cent in 2007. Jackson's statutory capital, surplus and asset valuation reserve position of GBP2,251 million at 31 December 2007 improved year-on-year by GBP327 million, after deducting the GBP122 million of capital remitted to the parent company. Jackson's financial strength is rated AA by Standard & Poor's and A1 by Moody's.

Jackson's invested asset mix on a US regulatory basis (excludes policy loans and reverse repo leverage) is as follows:


Jackson                                           2007          2006       2005
                                              per cent      per cent   per cent
Bonds:
Investment Grade Public                             59            60         58
Investment Grade Private                            18            18         19
Non-Investment Grade Public                          3             4          5
Non-Investment Grade Private                         2             1          2
Commercial mortgages                                12            12         11
Private equities and real estate                     3             3          3
Equities, cash and other assets                      3             2          2

Total                                              100           100        100


United Kingdom

The PAC's long-term fund remains very strong. On a realistic valuation basis, with liabilities recorded on a market consistent basis, the free assets are valued at approximately GBP8.7 billion at 31 December 2007, before a deduction for the risk capital margin. The financial strength of PAC is rated AA+ (stable outlook) by Standard & Poor's, Aa1 (negative outlook) by Moody's and AA+ (stable outlook) by Fitch Ratings.

The with-profits sub-fund delivered a pre-tax return of 7.2 per cent in 2007, and over the last five years the fund has achieved a total return of 91 per cent. Much of this excellent investment performance was achieved through the active asset allocation of the fund. As part of its asset allocation process, Prudential UK constantly evaluates prospects for different markets and asset classes. During the year PAC's Long Term Fund reduced its exposure to property and increased the quality of its corporate bond portfolio. The fund includes the assets of the Equitable Life with-profit annuity business, transferred during the year, which were almost entirely fixed interest corporate bonds.


UK fund                                       2007          2006           2005
                                          per cent      per cent       per cent
UK equities                                     35            36             40
International equities                          17            17             19
Property                                        14            15             15
Bonds                                           27            26             21
Cash and other assets classes                    7             6              5

Total                                          100           100            100


Inherited estate of Prudential Assurance

The assets of the main with-profits fund within the long-term insurance fund of PAC comprise the amounts that it expects to pay out to meet its obligations to existing policyholders and an additional amount used as working capital. The amount payable over time to policyholders from the with-profits fund is equal to the policyholders' accumulated asset shares plus any additional payments that may be required by way of smoothing or to meet guarantees. The balance of the assets of the with-profits fund is called the 'inherited estate' and has accumulated over many years from various sources.

The inherited estate represents the major part of the working capital of PAC's long-term insurance fund. This enables PAC to support with-profits business by providing the benefits associated with smoothing and guarantees, by providing investment flexibility for the fund's assets, by meeting the regulatory capital requirements that demonstrate solvency and by absorbing the costs of significant events or fundamental changes in its long-term business without affecting the bonus and investment policies. The size of the inherited estate fluctuates from year to year depending on the investment return and the extent to which it has been required to meet smoothing costs, guarantees and other events.

PAC believes that it would be beneficial if there were greater clarity as to the status of the Inherited Estate. As a result PAC has announced that it has begun a process to determine whether it can achieve that clarity through a reattribution of the inherited estate. As part of this process a Policyholder Advocate has been nominated to represent policyholders' interests. This nomination does not mean that a reattribution will occur.

Given the size of the Group's with-profits business any proposal is likely to be time consuming and complex to implement and is likely to involve a payment to policyholders from shareholders funds. If a reattribution is completed the inherited estate will continue to provide working capital for the long-term insurance fund.

Prudential aims to be in a position to determine whether reattribution is in the best interests of policyholders and shareholders in the first half of 2008.

Defined benefit pension schemes

The Group operates four defined benefit schemes, three in the UK, of which the principal scheme is the Prudential Staff Pension Scheme (PSPS), and a small scheme in Taiwan. The level of surplus or deficit of assets over liabilities for defined benefit schemes is currently measured in three ways: the actuarial valuation, FRS 17 (for subsidiary accounting in the UK), and IAS 19 for the Group financial statements. FRS 17 and IAS 19 are very similar. As at 31 December 2007 the shareholders' share of the GBP447 million surplus for PSPS and the deficits of the other schemes amounted to an GBP76 million surplus net of related tax relief.

Defined benefit schemes in the UK are generally required to be subject to full actuarial valuation every three years to assess the appropriate level of funding for schemes having regard to their commitments. These valuations include assessments of the likely rate of return on the assets held within the separate trustee administered funds. PSPS was last actuarially valued as at 5 April 2005 and this valuation demonstrated the Scheme to be 94 per cent funded, with a shortfall of actuarially determined assets to liabilities of 6 per cent, representing a deficit of GBP243 million.

The finalisation of the valuation as at 5 April 2005 was accompanied by changes to the basis of funding for the scheme with effect from that date. Deficit funding amounts designed to eliminate the actuarial deficit over a 10-year period have been and are being made based on that valuation. Total contributions to the Scheme for deficit funding and employer's contributions for ongoing service for current employees are expected to be of the order of GBP70-75 million per annum over a 10-year period. In 2007, total contributions for the calendar year including expenses and augmentations were GBP82 million.

Under IAS 19 the basis of valuation differs markedly from the full triennial valuation basis. In particular, it requires assets of the Scheme to be valued at their market value at the year-end, while pension liabilities are required to be discounted at a rate consistent with the current rate of return on a high quality corporate bond. As a result, the difference between IAS 19 basis assets and liabilities can be volatile. For those schemes such as PSPS, which hold a significant proportion of their assets in equity investments, the volatility can be particularly significant. For 2007, a GBP23 million pre-tax shareholder charge to operating results based on longer-term returns arises. In addition, outside the operating result, but included in total profits is a pre-tax shareholder credit of GBP90 million for net actuarial gains. These gains primarily represent the effect of changes in economic assumptions which more than offsets the losses from the effect of strengthened mortality assumptions for the UK pension schemes.

Surpluses and deficits on the Group's defined benefit schemes are apportioned to the PAC life fund and shareholders' funds based on estimates of employees' service between them. At 31 December 2005, the deficit of PSPS was apportioned in the ratio 70/30 between the life-fund and shareholders' backed operations following detailed consideration of the sourcing of previous contributions. This ratio was applied to the base deficit position at 1 January 2006 and for the purpose of determining the allocation of the movements in that position up to 31 December 2007. The IAS 19 service charge and ongoing employer contributions are allocated by reference to the cost allocation for current activity. The deficit of the Scottish Amicable Pension Scheme has been allocated 50 per cent to the PAC with profits fund and 50 per cent to the PAC shareholder fund.

Reflecting these two elements, at 31 December 2007, the total share of the surplus on PSPS and the deficit on the smaller Scottish Amicable scheme attributable to the PAC with-profits fund amounted to a net surplus of GBP304 million net of related tax relief.

RISK MANAGEMENT

Philosophy, principles and objectives

Philosophy

As a provider of financial services, including insurance, the Group's business is the managed acceptance of risk. Prudential believes that effective risk management capabilities are a key competitive advantage. A strategic risk, capital and value management framework and risk management culture has been developed to enhance the Group's embedded and franchise value.

Principles

Risk is defined as the uncertainty that Prudential faces in successfully implementing its strategies and objectives. This includes all internal or external events, acts or omissions that have the potential to threaten the success and survival of Prudential.

The control procedures and systems established within the Group are designed to manage, rather than eliminate, the risk of failure to meet business objectives. They can only provide reasonable and not absolute assurance against material misstatement or loss, and focus on aligning the levels of risk-taking with the achievement of business objectives.

The Group's policy is to proactively identify, assess, control, and monitor risk. This forms an essential element of delivering the Group's performance ambition. In so doing, material risks will only be retained where this is consistent with Prudential's risk appetite framework, ie:

-      The retention of the risk contributes to value creation.

-      The Group is able to withstand the impact of an adverse outcome.

- The Group has the necessary capabilities, expertise, processes and controls to manage the risk.

Objectives

The Group has five objectives for risk and capital management:

a) Framework: Design, implement and maintain a consistent risk management framework and policies spanning: economic, regulatory and rating agency capital management; risk appetite; and risk-adjusted profitability (RAP).

b) Monitoring: Establish a 'no surprises' risk management culture by identifying the risk landscape, assessing and monitoring risk exposures and understanding change drivers.

c) Control: Implement risk mitigation strategies and remedial actions where exposures are deemed inappropriate' and manage the response to extreme events.

d) Communication: Communicate the Group risk, capital and profitability position to internal and external stakeholders and rating agencies.

e) Culture: Foster a risk management culture, providing quality assurance and facilitating the sharing of best practice risk measurement and management across the Group and industry.


Categorisation model

A common risk language is used across the Group, which allows meaningful comparisons to be made between different business units. Risks are broadly categorised as shown below.

Category                Risk type                         Definition

 Financial risks        Market risk                       The risk that arises from adverse changes in the value of, or income from, assets and changes in interest rates or exchange rates.

                        Credit risk                       The risk of loss if another party fails to perform its
                                                          obligations, or fails to perform them in a timely fashion.

                        Insurance risk                    The inherent uncertainty as to the occurrence, amount and
                                                          timing of insurance liabilities. This includes adverse
                                                          mortality, morbidity and persistency experience.

                        Liquidity risk                    The risk that a business, though solvent on a balance sheet basis, either does not have the financial resources to meet its obligations as they fall due or can secure them only at excessive cost.

Non-financial risks     Operational risk                  The risk of direct or indirect loss resulting from inadequate or failed internal processes, people or systems, or from
                                                          external events.  This includes legal and regulatory
                                                          compliance risk.

                        Business environment risk         Exposure to forces in the external environment that could
                                                          significantly change the fundamentals that drive the
                                                          business's overall objectives and strategy.

                        Strategic risk                    Ineffective, inefficient or inadequate senior management
                                                          processes for the development and implementation of business strategy in relation to the business environment and the
                                                          Group's capabilities.



Governance

The Group's internal control processes are detailed in the Group Governance Manual. This is supported by the Group Risk Framework, which provides an overview of the Group-wide philosophy and approach to risk management.

For joint ventures where the Group does not control management, the business unit party to the arrangement must: satisfy itself that suitable governance and risk management arrangements are in place to protect the Group's interests; and comply with the Group's requirements in respect of any operations it performs in support of the joint venture's activities.

Prudential's risk governance framework requires that all of the Group's businesses and functions establish processes for identifying, evaluating and managing the key risks faced by the Group. The risk governance framework is based on the concept of 'three lines of defence': risk management, risk oversight and independent assurance (see diagram opposite).

Risk management

Primary responsibility for strategy, performance management and risk control lies with the Prudential plc Board of directors (the Board), the Group Chief Executive and the chief executives of each business unit. Additionally, the Board has delegated responsibility to the Approvals Committee to approve actions which could significantly change the risk profile of any business, capital commitments and divestments within defined materiality thresholds, and certain legal matters involving trademarks, contracts, material guarantees and specific interactions with third parties.

Where appropriate, more detailed policies and procedures have been developed at Group and/or business unit levels. These include Group-wide mandatory policies on certain operational risks, including: health, safety, fraud, money laundering, bribery, business continuity, information security and operational security. Additional guidelines are provided for some aspects of actuarial and finance activity.

Board: The Board has overall responsibility for the system of internal control and risk management. It approves the overall framework for managing the risks faced by the Group and provides strategic direction on the amount and type of risk that the Group is prepared to accept.

Group executive management: The Group Chief Executive has overall responsibility for the risks facing the Group. The Group Chief Executive recommends to the Board the amount and type of risk that the Group is prepared to accept, and recommends risk management strategies as well as an overall framework for managing the risks faced by the Group with support from the Group Executive Committee, Group Finance Director and Group level risk committees. The Group Chief Executive provides regular updates to the Board on the risk position and risk policy.

Business unit management: Business unit chief executives are accountable for the implementation and operation of appropriate business unit risk frameworks and for ensuring compliance with the policy and minimum standards set by the Group. Business units must establish suitable governance structures that are based on the concept of 'three lines of defence', tailored as appropriate to the scale and complexity of the business unit. As the first line of defence, business unit management is responsible for identifying and managing business unit risks and providing regular risk reporting to the Group.

Risk oversight

Risk oversight: Risk management oversight is provided by Group-level risk committees, the Group Finance Director and the Group Risk function, working with counterparts in the business units in addition to other Group Head Office (GHO) oversight functions.

Group-level risk committees

Group Asset Liability Committee (Group ALCo): The Group ALCo is responsible for oversight of financial risks (market, credit, liquidity and insurance risks) across the Group. It is chaired by the Group Finance Director and its membership includes senior business unit and Group executives (chief actuaries, principal asset liability management officers and chief investment officers) who are involved in the management of the aforementioned risks. Group ALCo meetings are held on a monthly basis.

Balance Sheet and Capital Management Committee (BSCMC): The BSCMC is responsible for managing the balance sheets of Prudential plc and oversight of the Prudential Capital business unit. It is chaired by the Group Finance Director and its membership includes senior representatives from GHO, M&G and Prudential Capital. BSCMC meetings are held on a monthly basis.

Group Operational Risk Committee (GORC): The GORC is responsible for the oversight of non-financial risks (operational, business environment and strategic risks) across the Group. Responsibilities include monitoring operational risk and related policies and processes as they are applied throughout the Group. It is chaired by the Group Finance Director and its membership includes senior representatives of the Group and business unit risk functions. GORC meetings are held on a quarterly basis.

Group Risk

Group Risk's mandate is to establish and embed a strategic risk, capital and value management framework and risk management culture, consistent with Prudential's risk appetite, that protects and enhances the Group's embedded and franchise value.

Group Risk is responsible for the continued enhancement and evolution of the Group Risk Framework; provides functional leadership to the business units for the oversight of risk management across the Group; and acts as secretariat to the Group ALCo and GORC.

Group Risk also has certain finance and actuarial responsibilities related to Group regulatory and rating agency capital requirements, development of actuarial and financial reporting requirements and the RAP value management framework.

Independent assurance

Group Audit Committee: The Group Audit Committee provides independent assurance to the Board on the effectiveness of the Group's system of internal controls and risk management. The Group Audit Committee reviews the Group's risk management framework, and regular risk reports. The Group Audit Committee is supported by Group-wide Internal Audit.

Group-wide Internal Audit (GwIA): The GwIA function independently assures the effective operation of the Group's risk management framework. This involves the validation of methodology application, policy compliance and control adequacy. The GwIA Director reports all audit related matters to the Group Audit Committee (and business unit audit committees where appropriate) and reports for management purposes (but not audit-related matters) to the Group Chief Executive.

Risk appetite

The Group risk appetite framework sets out the Group's overall tolerance to risk exposures, approach to risk and return optimisation and management of risk. The Board and Group Executive Committee have set up Group-level risk appetite statements concerning the key risk exposures faced by the Group. The Group risk appetite statements set out the Group's risk tolerance, or risk appetite, to ' shocks' to the key financial risk exposures (market, credit and insurance risk).

Limits

Aggregate risk limits are defined in terms of earnings volatility and capital requirements:

(a) Earnings volatility: The objectives of the limits are to ensure that (a) the volatility of earnings is consistent with stakeholder expectations: (b) the Group has adequate earnings (and cash flows) to service debt and expected dividends: and (c) that earnings (and cash flows) are managed properly across geographies and are consistent with the Group's funding strategies. The two measures used are European Embedded Value (EEV) operating profit and International Financial Reporting Standards (IFRS) operating profit.

(b) Capital requirements: The objectives of the limits are to ensure that (a) the Group is economically solvent: (b) the Group achieves its desired target rating to meet its business objectives: (c) supervisory intervention is avoided:
(d) any potential capital strains are identified: and (e) accessible capital is available to meet business objectives. The two measures used are EU Insurance Groups Directive (IGD) capital requirements and economic capital requirements.

Business units must establish suitable market, credit, underwriting and liquidity limits that maintain financial risk exposures within the defined risk appetite.

In addition to business unit operational limits on credit risk, counterparty risk limits are also set at the Group level. Limits on total Group-wide exposures to a single counterparty are specified for different credit rating ' buckets'. Actual exposures are monitored against these limits on a quarterly basis.

Usage by business units

Risk appetite is part of the annual business planning cycle. The risk profile of the Group is monitored against the agreed limits throughout the year by Group Risk. Using submissions from business units, Group Risk calculates the Group's position (allowing for diversification effects between business units) relative to the limits implied by the risk appetite statements.

In order to determine its risk position, each business unit calculates the impacts (on earnings and capital measures) of a shock to market, credit, insurance and operational risk exposures.

A two-tier approach is used to apply the limits at business unit level. Firstly, indicative business unit risk limits are calculated; these ensure that, if each business unit keeps within its limits, the Group risk position would be within the Group limits. Secondly, the impact on the risk position is considered as part of Group Risk's scrutiny of large transactions or departures from plan proposed by individual business units.

Any potential breaches of the risk limits implied by a business unit plan will necessitate a dialogue process between GHO and the business units. Group limits may not be breached if, for example, limits in other business units are not fully utilised, or the diversification effect at Group level of a particular risk with other business units means that the Group limit is not breached. Ultimately, authorisation to breach Group limits would require Group Executive Committee approval.

Risk management process

Risk mitigation

The Group expects active management of its actual risk profile against its tolerance of risk. Primary responsibility for identifying and implementing controls and mitigation strategies rests with the business units. Group Risk provides oversight and advice.

Risk registers are maintained that include details of the controls and mitigating actions being employed for identified risks. The effectiveness of controls and progress with actions are routinely assessed. Any mitigation strategies involving large transactions (eg. a material derivative transaction) would be subject to scrutiny at Group level before implementation.

Prudential employs a range of risk mitigation strategies aimed at reducing the impact of a variety of risks. Key mitigation strategies include: adjustment of asset portfolios to reduce investment risks (such as duration mismatches or overweight counterparty exposures); use of derivatives to hedge market risks; reinsurance programmes to limit insurance risk; and corporate insurance programmes to limit impact of operational risks. Revisions to business plans (such as reassessment of bonus rates on participating business and scaling back of target new business volumes) may be also be used as a mitigating strategy.

Contingency plans are in place for a range of operational risk scenarios, including incident management and business continuity plans. As a contingency plan for liquidity risk, the Group has arranged access to committed revolving credit facilities and committed securities lending facilities.

Asset liability management

Prudential manages its assets and liabilities locally, in accordance with local regulatory requirements and reflecting the different types of liabilities of each business unit. Stochastic asset-liability modelling is carried out locally by the business units to perform dynamic solvency testing and assess economic capital requirements. Reserve adequacy testing under a range of scenarios is also carried out, including scenarios prescribed by local regulatory bodies.

The investment strategy for assets held to back liabilities is set locally by business units, taking into account the nature, term and currency of the liabilities, and any local regulatory requirements. The main principles are as follows:

- For liabilities that are sensitive to interest rate movements (in particular, UK non-profit annuities and Jackson fixed annuities), cash flow analysis is used to construct a portfolio of fixed income securities whose value changes in line with the value of liabilities when interest rates change;

- For participating business (in particular, the UK with-profits fund), stochastic asset-liability modelling is used to derive a strategic asset allocation and policyholder bonus strategy that (based on the model assumptions) will optimise policyholder and shareholder returns, while maintaining financial strength. The bonus strategy on participating business is an integral part of the asset-liability management approach for participating business; and

- For unit-linked business, the assets held to cover policyholder unit accounts are invested as per the stated investment strategy or benchmark index given in the product marketing literature. Assets in respect of non-unit reserves (e.g. sterling reserves) are invested in fixed income securities (using a cash flow matching analysis).

Derivative hedging strategies are also used on a controlled basis across the Group to manage exposure to market risks. Surplus assets held centrally are predominantly invested in short-term fixed income securities. The Group's central treasury function actively manages the surplus assets to maximise returns, subject to maintaining an acceptable degree of liquidity.

Risk reporting

Group Risk and other GHO oversight functions have individually defined and publicised frameworks, escalation criteria and processes for the timely reporting of risks and incidents by business units. As appropriate, these risks and incidents are escalated to the various Group-level oversight and risk committees and the Board.

Internal business unit routine reporting requirements vary according to the nature of the business. Each business unit is responsible for ensuring that its risk reporting framework meets both the needs of the business unit (for example reporting to the business unit risk and audit committees) and the minimum standards set by the Group (for example, to meet Group-level reporting requirements).

Business units review their risks as part of the annual preparation of their business plans, and review opportunities and risks to business objectives regularly with Group executive management. Group Risk reviews, and reports to Group executive management, on the impact of large transactions or divergences from business plan.

The Group Executive Committee and Board are provided with regular updates on the Group's economic capital position, overall position against risk limits and RAP. They also receive the annual financial condition reports prepared by the Group's insurance operations.

EUROPEAN EMBEDDED VALUE (EEV) BASIS RESULTS

SUMMARY CONSOLIDATED INCOME STATEMENT

                                                                                                    2007        2006
                                                                                                    GBPm        GBPm

Asian operations                                                                                   1,103         864
US operations                                                                                        635         718
UK operations:
   UK insurance operations                                                                           859         686
   M&G                                                                                               254         204

                                                                                                   1,113         890
Other income and expenditure                                                                        (289)       (298)
Restructuring costs                                                                                  (20)        (41)

Operating profit from continuing operations based on longer-term investment returns                2,542       2,133
Short-term fluctuations in investment returns                                                        174         738
Mark to market value movements on core borrowings                                                    223          85
Shareholders' share of actuarial gains and losses on defined benefit pension schemes                 116         207
Effect of changes in economic assumptions and time value of cost of options and guarantees           748          59

Profit from continuing operations before tax (including actual investment returns)                 3,803       3,222
Tax attributable to shareholders' profit                                                            (961)       (904)

Profit from continuing operations for the financial year after tax before minority interests       2,842       2,318
Discontinued operations (net of tax)                                                                 241        (105)

Profit for the year                                                                                3,083       2,213
Attributable to:
Equity holders of the Company                                                                      3,062       2,212
Minority interests                                                                                    21           1

Profit for the year                                                                                3,083       2,213

Earnings per share (in pence)                                                                       2007        2006
Continuing operations
From operating profit, based on longer-term investment returns, after related tax and minority
interests                                                                                           74.9p      62.1p
Adjustment from post-tax longer-term investment returns to post-tax actual investment returns
(after minority interests)                                                                           6.1p      21.8p
Adjustment for effect of mark to market value movements on core borrowings                           9.1p       3.5p
Adjustment for post-tax effect of shareholders' share of actuarial gains and losses on defined
benefit pension schemes                                                                              3.4p       6.0p
Adjustment for post-tax effect of changes in economic assumptions and time value of cost of
options and guarantees (after minority interests)                                                   21.8p       2.6p

Based on profit from continuing operations after tax and minority interests                        115.3p      96.0p

Discontinued operations
Based on profit (loss) from discontinued operations after tax and minority interests                 9.9p      (4.3)p

Based on profit for the year after minority interests                                              125.2p       91.7p

Average number of shares (millions)                                                                2,445       2,413


Dividends per share (in pence)                                                                      2007        2006
Dividends relating to reporting period:
Interim dividend (2007 and 2006)                                                                    5.70p       5.42p
Final dividend  (2007 and 2006)                                                                    12.30p      11.72p

Total                                                                                              18.00p      17.14p

Dividends declared and paid in reporting period:
Current year interim dividend                                                                       5.70p       5.42p
Final dividend for prior year                                                                      11.72p      11.02p

Total                                                                                              17.42p      16.44p


EUROPEAN EMBEDDED VALUE (EEV) BASIS RESULTS

OPERATING PROFIT FROM CONTINUING OPERATIONS BASED ON LONGER-TERM INVESTMENT
RETURNS*



Results Analysis by Business Area                                                                  2007           2006

                                                                                                   GBPm           GBPm
Asian operations
New business                                                                                        653            514
Business in force                                                                                   393            315

Long-term business                                                                                1,046            829
Asset management                                                                                     72             50
Development expenses                                                                                (15)           (15)

Total                                                                                             1,103            864

US operations
New business                                                                                        285            259
Business in force                                                                                   342            449

Long-term business                                                                                  627            708
Broker-dealer and asset management                                                                   13             18
Curian                                                                                               (5)            (8)

Total                                                                                               635            718

UK operations
New business                                                                                        277            266
Business in force                                                                                   582            420

Long-term business                                                                                  859            686
M&G                                                                                                 254            204

Total                                                                                             1,113            890

Other income and expenditure
Investment return and other income                                                                   45              8
Interest payable on core structural borrowings                                                     (168)          (177)
Corporate expenditure:
Group Head Office                                                                                  (117)           (83)
Asia Regional Head Office                                                                           (38)           (36)
Charge for share-based payments for Prudential schemes                                              (11)           (10)

Total                                                                                              (289)          (298)

Restructuring costs                                                                                 (20)           (41)

Operating profit from continuing operations based on longer-term investment returns               2,542          2,133

Analysed as profits (losses) from:
New business                                                                                      1,215          1,039
Business in force                                                                                 1,317          1,184

Long-term business                                                                                2,532          2,223
Asset management                                                                                    334            264
Other results                                                                                      (324)          (354)

Total                                                                                             2,542          2,133


* EEV basis operating profit from continuing operations based on longer-term investment returns excludes short-term fluctuations in investment returns, the mark to market value movements on core borrowings, the shareholders' share of actuarial gains and losses on defined benefit pension schemes, the effect of changes in economic assumptions and changes in the time value of cost of options and guarantees arising from changes in economic factors. The amounts for these items are included in total EEV profit. The directors believe that operating profit, as adjusted for these items, better reflects underlying performance. Profit before tax and basic earnings per share include these items together with actual investment returns. This basis of presentation has been adopted consistently throughout this preliminary announcement.

For 2007, the EEV basis operating profit from continuing operations based on longer-term investment returns before tax of GBP2,542m includes a credit of GBP99m that arises from including the benefits, grossed up for notional tax, of altered corporate tax rates for China, Malaysia, Singapore and the UK. Further details are explained in note 5.

The results for continuing operations shown above exclude those in respect of discontinued banking operations. On 1 May 2007, the Company sold Egg. Accordingly, the presentation of the comparative results for 2006 has been adjusted from those published in March 2007.


EUROPEAN EMBEDDED VALUE (EEV) BASIS RESULTS

MOVEMENT IN SHAREHOLDERS' EQUITY (excluding minority interests)

                                                                                                   2007           2006
                                                                                                   GBPm           GBPm

Profit for the year attributable to equity shareholders                                           3,062          2,212
Items taken directly to equity:
      Exchange movements                                                                             64           (359)
      Unrealised valuation movements on Egg securities classified as available-for-sale              (2)            (2)
      Movement on cash flow hedges                                                                   (3)             7
      Related tax                                                                                     3            (74)
      Dividends                                                                                    (426)          (399)
      Acquisition of Egg minority interests                                                           -           (167)
      New share capital subscribed                                                                  182            336
      Reserve movements in respect of share-based payments                                           18             15
      Treasury shares:
        Movement in own shares in respect of share-based payment plans                                7              6
        Movement on Prudential plc shares purchased by unit trusts consolidated under IFRS            4              0
      Mark to market value movements on Jackson assets backing surplus and required capital*        (13)             7

Net increase in shareholders' equity                                                              2,896          1,582
Shareholders' equity at beginning of year (excluding minority interests)                         11,883         10,301

Shareholders' equity at end of year (excluding minority interests)                               14,779         11,883

Comprising:
Asian operations:
Net assets                                                                                        3,837          2,637
Acquired goodwill                                                                                   172            172

                                                                                                  4,009          2,809

US operations                                                                                     3,686          3,360

UK operations:
Long-term business                                                                                6,497          5,813
M&G:
Net assets                                                                                          271            230
Acquired goodwill                                                                                 1,153          1,153
Egg                                                                                                   -            292

                                                                                                  7,921          7,488
Other operations:
Holding company net borrowings at market value (note 7)                                            (873)        (1,542)
Other net assets (liabilities)                                                                       36           (232)

Shareholders' equity at end of year (excluding minority interests)                               14,779         11,883

*The mark to market value movements on Jackson assets backing surplus and required capital for 2006 represents the cumulative adjustment as at 31 December
2006.

EUROPEAN EMBEDDED VALUE (EEV) BASIS RESULTS

SUMMARISED CONSOLIDATED BALANCE SHEET

                                                                                                   2007           2006
                                                                                                   GBPm             GBPm

Total assets less liabilities, excluding insurance funds                                        195,987        183,130
Less insurance funds*:
Policyholder liabilities (net of reinsurers' share) and unallocated surplus of with-profits
funds                                                                                          (189,786)      (177,642)
Less shareholders' accrued interest in the long-term business                                     8,578          6,395

                                                                                               (181,208)      (171,247)

Total net assets                                                                                 14,779         11,883

Share capital                                                                                       123            122
Share premium                                                                                     1,828          1,822
IFRS basis shareholders' reserves                                                                 4,250          3,544

Total IFRS basis shareholders' equity                                                             6,201          5,488
Additional EEV basis retained profit                                                              8,578          6,395

Shareholders' equity (excluding minority interests)                                              14,779         11,883

* Including liabilities in respect of insurance products classified as investment contracts under IFRS 4.

NET ASSET VALUE PER SHARE (in pence)

                                                                                                   2007           2006

Based on EEV basis shareholders' equity of GBP14,779m (2006: GBP11,883m)                            598p           486p
Number of issued shares at year end (millions)                                                     2,470         2,444


EUROPEAN EMBEDDED VALUE (EEV) BASIS RESULTS

NOTES ON THE EEV BASIS RESULTS

(1)   Basis of preparation of results

The EEV basis results have been prepared in accordance with the EEV Principles issued by the CFO Forum of European Insurance Companies in May 2004 and expanded by the Additional Guidance on EEV Disclosures published in October 2005. Where appropriate the EEV basis results include the effects of adoption of International Financial Reporting Standards (IFRS).

The EEV results for the Group are prepared for 'covered business', as defined by the EEV Principles. Covered business represents the Group's long-term insurance business for which the value of new and in-force contracts is attributable to shareholders. The EEV basis results for the Group's covered business are then combined with the IFRS basis results of the Group's other operations.
These other operations include the results of discontinued banking operations, following the sale of Egg on 1 May 2007.

The definition of long-term business operations is consistent with previous practice and comprises those contracts falling under the definition of long-term insurance business for regulatory purposes together with, for US operations, contracts that are in substance the same as guaranteed investment contracts
(GICs) but do not fall within the technical definition. Under the EEV Principles, the results for covered business incorporate the projected margins of attaching internal asset management.

With two principal exceptions, covered business comprises the Group's long-term business operations. The principal exceptions are for the closed Scottish Amicable Insurance Fund (SAIF) and for the presentational treatment of the financial position of two of the Group's defined benefit pension schemes. A very small amount of UK group pensions business is also not modelled for EEV reporting purposes.

SAIF is a ring-fenced sub-fund of the Prudential Assurance Company (PAC) long-term fund, established by a Court approved Scheme of Arrangement in October 1997. SAIF is closed to new business and the assets and liabilities of the fund are wholly attributable to the policyholders of the fund. In 2006, a bulk annuity arrangement between SAIF and Prudential Retirement Income Limited
(PRIL), a shareholder-owned subsidiary, took place as explained in the notes to the schedule of new business within this announcement. Reflecting the altered economic interest for SAIF policyholders and Prudential shareholders, this arrangement represents a transfer from long-term business of the Group that is not 'covered' to business that is 'covered' with consequential effect on the EEV basis results.

As regards the Group's defined benefit pension schemes, the surplus or deficit attaching to the Prudential Staff Pension Scheme (PSPS) and Scottish Amicable Pension scheme are excluded from the EEV value of UK operations and included in the total for Other operations. The surplus and deficit amounts are partially attributable to the PAC with-profits fund and shareholder-backed long-term business and partially to other parts of the Group. In addition to the IFRS basis surplus or deficit, the shareholders' 10 per cent share of the PAC with-profits fund's interest in the movement on the financial position of the schemes is recognised for EEV reporting purposes.

The directors are responsible for the preparation of the supplementary information in accordance with the EEV Principles.

The EEV basis results for 2007 and 2006 have been derived from the EEV basis results supplement to the Company's statutory accounts for 2007. The supplement included an unqualified audit report from the auditors.

(2)   Economic assumptions

(a)   Deterministic assumptions

In most countries, the long-term expected rates of return on investments and risk discount rates are set by reference to period end rates of return on cash or fixed interest securities. This 'active' basis of assumption setting has been applied in preparing the results of all the Group's US and UK long-term business operations. For the Group's Asian operations, the active basis is appropriate for business written in Japan, Korea and US dollar denominated business written in Hong Kong.

An exception to this general rule is that for countries where long-term fixed interest markets are less established, investment return assumptions and risk discount rates are based on an assessment of longer-term economic conditions. Except for the countries listed above, this basis is appropriate for the Group's Asian operations.

Expected returns on equity and property asset classes in respect of each territory are derived by adding a risk premium, also based on the long-term view of Prudential's economists, to the risk-free rate. In Asia, equity risk premiums range from 3.0 per cent to 6.0 per cent (2006: 3.0 per cent to 5.8 per cent).
In the US and the UK, the equity risk premium is 4.0 per cent above risk-free rates for both 2007 and 2006. Best estimate assumptions for other asset classes, such as corporate bond spreads, are set consistently.

Assumed investment returns reflect the expected future returns on the assets held and allocated to the covered business at the valuation date.

The tables below summarise the principal financial assumptions:

Asian operations

            China   Hong Kong India Indonesia   Japan Korea Malaysia Philippines Singapore   Taiwan Thailand Vietnam
                  (notes iii,                                 (notes                (notes   (notes
                       iv, v)                                 iv, v)                 iv,v)   ii, v)
               31          31    31        31      31    31       31          31        31       31       31      31
              Dec         Dec   Dec       Dec     Dec   Dec      Dec         Dec       Dec      Dec      Dec     Dec
             2007        2007  2007      2007    2007  2007     2007        2007      2007     2007     2007    2007
                %           %     %         %       %     %        %           %         %        %        %       %

Risk discount
rate:
New
business    11.75         5.7 15.75     16.75     5.1   9.7      9.3       15.75       6.4      9.1     13.0   16.75
In force    11.75         6.0 15.75     16.75     5.1   9.7      9.1       15.75       6.8      9.8     13.0   16.75
Expected
long-term
rate of
inflation     4.0        2.25   5.0       6.0     0.0  2.75     2.75         5.0      1.75     2.25      3.0     6.0
Government
bond
yield        8.25         4.1  9.25     10.25     2.0   5.8      6.5        9.25      4.25      5.5     6.75   10.25

            China   Hong Kong India Indonesia   Japan Korea Malaysia Philippines Singapore   Taiwan Thailand Vietnam
                  (notes iii,                                 (notes                (notes   (notes
                       iv, v)                                 iv, v)                iv, v)   ii, v)
               31          31    31        31      31    31       31          31        31       31       31      31
              Dec         Dec   Dec       Dec     Dec   Dec      Dec         Dec       Dec      Dec      Dec     Dec
             2006        2006  2006      2006    2006  2006     2006        2006      2006     2006     2006    2006
                %           %     %         %       %     %        %           %         %        %        %       %
Risk discount
rate:
New
business     12.0         6.6  16.5      17.5     5.3   9.5      9.5        16.5       6.9      8.8    13.75    16.5
In force     12.0         6.8  16.5      17.5     5.3   9.5      9.2        16.5       6.9      9.3    13.75    16.5
Expected
long-term
rate of
inflation     4.0        2.25   5.5       6.5     0.0  2.75      3.0         5.5      1.75     2.25     3.75     5.5
Government
bond
yield         9.0         4.7  10.5      11.5     2.1   5.0      7.0        10.5       4.5      5.5     7.75    10.5

                                                                                          Asia total       Asia total
                                                                                         31 Dec 2007      31 Dec 2006
                                                                                                   %                %
Weighted risk discount rate (note (i)):
New business                                                                                     9.5              9.8
In force                                                                                         8.7              8.8



Notes

(i) The weighted risk discount rates for Asian operations shown above have been determined by weighting each country's risk discount rates by reference to the EEV basis operating result for new business and the closing value of in-force business.

(ii) For traditional business in Taiwan, the economic scenarios used to calculate the 2007 and 2006 EEV basis results reflect the assumption of a phased progression of the bond yields from the current rates applying to the assets held to the long-term expected rates.

The projections assume that in the average scenario, the current bond yields at 31 December 2007 of around 2.5 per cent (2006: around 2 per cent) trend towards
5.5 per cent at 31 December 2013.


In projecting forward the Fund Earned Rate, allowance is made for the mix of assets in the fund, future investment strategy, and further market value depreciation of bonds held as a result of assumed future yield increases. These factors, together with the assumption of the phased progression in bond yields, give rise to an average assumed Fund Earned Rate that trends from 0.5 per cent for 2007 to 6.4 per cent for 2014. The assumed Fund Earned Rate increases to 2.5 per cent in 2008 and then increases to 3.3 per cent by 2013. Thereafter, the assumed Fund Earned Rate fluctuates around a target of 6.4 per cent. This projection compares with that applied for the 2006 results of a grading from an assumed rate of 2.1 per cent for 2006 to 5.7 per cent for 2014.

Consistent with EEV methodology, a constant discount rate has been applied to the projected cash flows.

(iii) The assumptions shown are for US dollar denominated business which comprises the largest proportion of the in-force Hong Kong business.

(iv) The mean equity return assumptions for the most significant equity holdings in the Asian operations were:


                                                                                              31 Dec 2007 31 Dec 2006
                                                                                                        %           %

Hong Kong                                                                                             8.1         8.7
Malaysia                                                                                             12.5        12.8
Singapore                                                                                             9.3         9.3



To obtain the mean, an average over all simulations of the accumulated return at the end of the projection period is calculated. The annual average return is then calculated by taking the root of the average accumulated return minus 1.

(v) For 2007, cash rates rather than government bond yields were used in setting risk discount rates for Malaysia, Singapore, Taiwan and for Hong Kong dollar denominated business. For 2006, cash rates were used for these operations and for all Hong Kong business (i.e. including US dollar denominated business).


                                                                                             31 Dec 2007     31 Dec 2006
US operations (Jackson)                                                                                %               %

Risk discount rate*:
New business                                                                                         7.0             7.6
In force                                                                                             6.0             6.7
Expected long-term spread between earned rate and rate credited to policyholders for                1.75            1.75
single premium deferred annuity business
US 10-year treasury bond rate at end of period                                                       4.1             4.8
Pre-tax expected long-term nominal rate of return for US equities                                    8.1             8.8
Expected long-term rate of inflation                                                                 2.4             2.5

*The risk discount rates at 31 December 2007 for new business and business in-force for US operations reflect weighted rates based on underlying rates of 8.1% for variable annuity business and 4.8% for other business. The decrease in the weighted discount rates reflects the decrease in the US 10-year treasury bond rate.


                                                                                             31 Dec 2007     31 Dec 2006
UK insurance operations                                                                                %               %

Risk discount rate (note (i)):
New business                                                                                         7.3             7.8
In force                                                                                            7.85             8.0
Pre-tax expected long-term nominal rates of investment return:
UK equities                                                                                         8.55             8.6
Overseas equities                                                                            8.1 to 10.2      8.6 to 9.3
Property                                                                                             6.8             7.1
Gilts                                                                                               4.55             4.6
Corporate bonds - with-profits funds (note (ii))                                                     6.0             5.3
                            - other business                                                        6.25             5.3
Expected long-term rate of inflation                                                                 3.2             3.1
Post-tax expected long-term nominal rate of return for the PAC with-profits fund:
Pension business (where no tax applies)                                                             7.85             7.5
Life business                                                                                        6.9             6.6
Pre-tax expected long-term nominal rate of return for annuity business (note (iii)):
Fixed annuities                                                                               5.4 to 5.6      5.0 to 5.1
Linked annuities                                                                              5.0 to 5.2      4.8 to 5.0


Notes

(i) The risk discount rates for new business and business in force for UK insurance operations reflect weighted rates based on the type of business.

(ii) The assumed long-term rate for corporate bonds for 2007 for with-profits business reflects the purchase of credit default swaps.

(iii) The pre-tax rates of return for annuity business are based on the gross redemption yield on the backing assets net of a best estimate allowance for future defaults.



(b)   Stochastic assumptions

The economic assumptions used for the stochastic calculations are consistent with those used for the deterministic calculations described above. Assumptions specific to the stochastic calculations, such as the volatilities of asset returns, reflect local market conditions and are based on a combination of actual market data, historic market data and an assessment of longer-term economic conditions. Common principles have been adopted across the Group for the stochastic asset models, for example, separate modelling of individual asset classes but with allowance for correlation between the various asset classes.

Details are given below of the key characteristics and calibrations of each model.

Asian operations

The same asset return models as used in the UK, appropriately calibrated, have been used for the Asian operations as described for UK insurance operations below. The principal asset classes are government and corporate bonds. Equity holdings are much lower than in the UK whilst property holdings do not represent a significant investment asset.

The stochastic cost of guarantees is primarily only of significance for the Hong Kong, Malaysia, Singapore and Taiwan operations.

The mean stochastic returns are consistent with the mean deterministic returns for each country. The expected volatility of equity returns for both 2007 and 2006 ranges from 18 per cent to 25 per cent, and the volatility of government bond yields ranges from 1.3 per cent to 2.5. per cent (2006: 1.4 per cent to 2.5 per cent).

US operations (Jackson)

- Interest rates are projected using a log-normal generator calibrated to actual market data;

- Corporate bond returns are based on Treasury securities plus a spread that has been calibrated to current market conditions and varies by credit quality; and

- Variable annuity equity and bond returns have been stochastically generated using a regime-switching log-normal model with parameters determined by reference to historical data. The volatility of equity fund returns for both 2007 and 2006 ranges from 18.6 per cent to 28.1 per cent, depending on risk class, and the standard deviation of bond returns ranges from 1.4 per cent to
1.7 per cent (2006: 1.4 per cent to 2.0 per cent).

UK insurance operations

- Interest rates are projected using a two-factor model calibrated to actual market data;

- The risk premium on equity assets is assumed to follow a log-normal distribution;

- The corporate bond return is calculated as the return on a zero-coupon bond plus a spread. The spread process is a mean reverting stochastic process; and

- Property returns are modelled in a similar fashion to corporate bonds, namely as the return on a riskless bond, plus a risk premium, plus a process representative of the change in residual values and the change in value of the call option on rents.

Mean returns have been derived as the annualised arithmetic average return across all simulations and durations.

For each projection year, standard deviations have been calculated by taking the square root of the annualised variance of the returns over all the simulations. These have been averaged over all durations in the projection. For equity and property, the standard deviations relate to the total return on these assets. The standard deviations applied to both years are as follows:


                                                              %
Equities:
UK                                                           18.0
Overseas                                                     16.0
Property                                                     15.0


(3)   Level of encumbered capital

In adopting the EEV Principles, Prudential has based encumbered capital on its internal targets for economic capital subject to it being at least the local statutory minimum requirements. Economic capital is assessed using internal models but, when applying the EEV principles, Prudential does not take credit for the significant diversification benefits that exist within the Group. For with-profits business written in a segregated life fund, as is the case in Asia and the UK, the capital available in the fund is sufficient to meet the encumbered capital requirements.

- Asian operations: the economic capital requirement is substantially higher than local statutory requirements in total. Economic capital requirements vary by territory, but in aggregate, the encumbered capital is equivalent to the amount required under the Insurance Groups Directive (IGD).

- US operations: the level of encumbered capital has been set to an amount at least equal to 235 per cent of the risk-based capital required by the National Association of Insurance Commissioners (NAIC) at the Company Action Level (CAL), which is sufficient to meet the economic capital requirement.

- UK insurance operations: the economic capital requirements for annuity business are fully met by Pillar I requirements being four per cent of mathematical reserves, which are also sufficient to meet Pillar II requirements.

(4)   Margins on new business premiums


                                            New Business           Annual     Present
                                          Premiums            Premium and    Value of
                                                             Contribution         New
                                                              Equivalents    Business   Pre-Tax New       New Business
                                                                             Premiums      Business    Margin
                                           Single  Regular          (APE)     (PVNBP)  Contribution     (APE)    (PVNBP)
2007                                        GBPm       GBPm          GBPm        GBPm          GBPm         %          %

Asian operations                             1,820    1,124         1,306       7,007           653        50        9.3
US operations                                6,515       19           671       6,666           285        42        4.3
UK insurance operations                      6,632      234           897       7,629           277        31        3.6
Total                                       14,967    1,377         2,874      21,302         1,215        42        5.7


                                            New Business           Annual     Present
                                          Premiums            Premium and    Value of
                                                             Contribution         New
                                                              Equivalents    Business   Pre-Tax New      New Business
                                                                             Premiums      Business   Margin
                                           Single  Regular          (APE)     (PVNBP)  Contribution     (APE)     PVNBP)
2006                                        GBPm      GBPm           GBPm        GBPm          GBPm         %          %

Asian operations                             1,072      849           956       5,132           514        54       10.0
US operations                                5,964       17           614       6,103           259        42        4.2
UK insurance operations                      6,991      201           900       7,712           266        30        3.4
Total                                       14,027    1,067         2,470      18,947         1,039        42        5.5


New business margins are shown on two bases, namely the margins by reference to Annual Premium and Contribution Equivalents (APE) and the Present Value of New Business Premiums (PVNBP). APEs are calculated as the aggregate of regular new business amounts and one-tenth of single new business amounts. PVNBPs are calculated as equalling single premiums plus the present value of expected premiums of new regular premium business, allowing for lapses and other assumptions made in determining the EEV new business contribution.

In determining the EEV basis value of new business written in the year the policies incept, premiums are included in projected cash flows on the same basis of distinguishing annual and single premium business as set out for statutory basis reporting.

New business contributions represent profits determined by applying the economic and non-economic assumptions as at the end of the year.

(5)   Effect of changes in corporate tax rates and other operating assumptions

Effect of changes in corporate tax rates

At 31 December 2007, a change to reduce the UK corporate tax rate from 30 per cent to 28 per cent in 2008 had been enacted in the legislative process. Accordingly, the 2007 results incorporate the effects of this change in projecting the tax cash flows attaching to in-force business. Under the convention applied for EEV basis reporting, profits are generally determined on a post-tax basis and then grossed up at the prevailing corporate tax rates to derive pre-tax results. The effect of the change in the UK corporate tax rate is to give rise to a benefit to the value of business in force at 1 January 2007 of GBP48m. After grossing up this amount for notional tax of GBP19m, the effect on the pre-tax operating results based on longer-term investment returns for UK insurance operations for 2007 is a credit of GBP67m.

Similar considerations apply to corporate tax rate changes in China, Malaysia and Singapore giving rise to a benefit to the value of in-force business at 1 January 2007 of GBP25m. After grossing up this amount for notional tax of GBP7m, the effect on the pre-tax operating result based on longer-term investment returns for Asian operations for 2007 is a credit of GBP32m.

Effect of changes in other operating assumptions

For UK insurance operations there is a net nil charge or credit for both the 2007 and 2006 results. However, the 2007 results for annuity business have been determined after a strengthening of explicit mortality assumptions, and the release of excess margins in the aggregate liabilities that had previously been set aside as an indirect extra allowance for longevity related risks.

The overall impact of the assumption changes and release of margins for 2007 is as follows;


                                                                GBPm
Strengthening of mortality assumptions (a)                     (312)
Release of margins:
Projected benefit related (b)                                   144
Investment related (c)                                           82
Expense related (d)                                              29
Other (e)                                                        57
                                                                312

                                                                  0

(a) The mortality assumptions have been strengthened such that the previous future improvement assumptions of medium cohort for males and 75% of medium cohort for females are now subject to a minimum level of improvement in future years.

(b) The release of projected benefit related margins relates to modelling improvements that have been made during 2007 and the effect of hedging inflationary increases on certain deferred annuity business.

(c) The release of investment related margins predominantly relates to GBP38m in respect of default margins and GBP43m for adjustments to the assumed liquidity premium. The resulting assumptions for expected defaults and liquidity premium, after allowing for the release of margins, remain appropriate given economic conditions at 31 December 2007.

(d) A release of expense reserves has been made following recent expense reductions, on which the related cost of capital on the EEV basis is GBP29m.

(e) This amount reflects the release of other additional margins in the liabilities that are no longer appropriate in light of the explicit strengthening of the mortality assumption.

(6) Effect of changes in economic assumptions and time value of cost of options and guarantees

The profits (losses) on changes in economic assumptions and time value of cost of options and guarantees resulting from changes in economic factors for in-force business included within the profit from continuing operations before tax (including actual investment returns) arise as follows:



                                                              2007                                   2006
                                                             Change in                             Change in
                                                             time value                           time value
                                                Change in    of cost of             Change in     of cost of
                                                 economic   options and              economic    options and
                                              assumptions    guarantees    Total  assumptions     guarantees    Total
                                                     GBPm          GBPm     GBPm         GBPm           GBPm     GBPm

Asian operations (note (i))                           201             9      210          (132)           14     (118)
US operations (note (ii))                              81             8       89           (51)            6      (45)
UK insurance operations (note (iii))                  466           (17)     449           182            40      222

Total                                                 748             0      748            (1)           60       59



Notes

(i) The principal components of the effect of changes in economic assumptions in 2007 of GBP201m for Asian operations are credits of GBP110m in Taiwan and GBP80m in Hong Kong. The increase for Taiwan reflects the combined effect of changes to the projected fund earned rate (as explained in note 2), and to economic capital (versus projected), offset by the effect of an increase in the risk discount rate. The increase for Hong Kong reflects a reduction in the risk discount rate for all product lines and an increase in the projected fund earned rate for participating and linked business. The charge of GBP132m for 2006 mainly relates to Taiwan where there was a charge of GBP101m arising from the delay in the assumed long-term yield projection and the associated effect of this delay on the economic capital requirement.

(ii) The credit of GBP81m for US operations in 2007 arises from the decrease in risk discount rate, partially offset by the negative effect of a reduction in the assumed future rate of return for separate account variable annuity business. Both changes reflect the 0.7 per cent decrease in the 10-year treasury bond rate (as shown in note 2).

(iii) The effect of changes in economic assumptions in 2007 of GBP466m for UK insurance operations reflects a 0.35 per cent increase in the fund earned rate arising from the increase in assumed returns on non-UK equities and corporate bond rates which more than offsets the slight reduction in gilt rates (as shown in note 2), a partial offset from the cost of credit default swaps of GBP41m and the effect of the risk discount rate for business in force reducing slightly by 0.15 per cent, in a similar way to the fall in gilt rates as also shown in note 2.

(7)   Holding company net borrowings at market value

Holding company net borrowings at market value comprise:

                                                                                             31 Dec 2007    31 Dec 2006
                                                                                                    GBPm           GBPm

Holding company borrowings:
  IFRS basis                                                                                      (2,367)        (2,485)
  Mark to market value adjustment                                                                     38           (176)

  EEV basis                                                                                       (2,329)        (2,661)
Holding company* cash and short-term investments                                                   1,456          1,119

Holding company net borrowings                                                                      (873)        (1,542)

*Including central finance subsidiaries.


(8) Taiwan - effect of altered economic assumptions and sensitivity of results to future market conditions

For the 2007 results, as explained in note 2(a)(ii), the expected long-term bond yield has been maintained at 5.5 per cent to be achieved by 31 December 2013.

The sensitivity of the embedded value at 31 December 2007 of the Taiwan operation to altered economic assumptions and future market conditions to:

(a) a one per cent increase or decrease in the projected long-term bond yield, (including all consequential changes to investment returns for all classes, market values of fixed interest assets and risk discount rates), is an increase (decrease) of GBP67m and GBP(91)m respectively (2006: GBP107m and GBP(165)m);and

(b) a one per cent increase or decrease in the starting bond rate for the progression to the assumed long-term rate is an increase (decrease) of GBP73m and GBP(57)m respectively (2006: GBP116m and GBP(125m)).

If it had been assumed in preparing the 2007 results that interest rates remained at the current level of around 2.5% until 31 December 2008 and the progression period in bond yields was delayed by a year so as to end on 31 December 2014, there would have been a reduction in the Taiwan embedded value of GBP70m.


TOTAL INSURANCE AND INVESTMENT PRODUCTS NEW BUSINESS

INSURANCE PRODUCTS AND INVESTMENT PRODUCTS


                                                                       Insurance        Investment           Total
                                                                       products          products
                                                                       2007     2006     2007     2006     2007     2006
                                                                       GBPm     GBPm     GBPm     GBPm     GBPm     GBPm

Asian operations                                                      2,944    1,921   38,954   20,408   41,898   22,329
US operations                                                         6,534    5,981       60        -    6,594    5,981
UK operations                                                         6,866    7,192   14,745   13,486   21,611   20,678

Group Total                                                          16,344   15,094   53,759   33,894   70,103   48,988


INSURANCE PRODUCTS - NEW BUSINESS PREMIUMS AND CONTRIBUTIONS (note (i))


                                                      Single            Regular        Annual Premium  Present Value of
                                                                                     and Contribution    New Business
                                                                                     Equivalents (APE) Premiums (PVNBP)
                                                     2007     2006     2007     2006     2007     2006     2007     2006

                                                     GBPm     GBPm     GBPm     GBPm     GBPm     GBPm     GBPm     GBPm

Asian operations
China (note (v))                                       72       27       40       36       47       39      268      198
Hong Kong                                             501      355      117      103      167      139    1,196      933
India (Group's 26% interest)                           26       20      177      105      180      107      728      411
Indonesia                                             118       31      109       71      121       74      494      269
Japan                                                 122       68       22        7       34       14      214       97
Korea                                                 179      103      241      208      259      218    1,267    1,130
Malaysia                                               41        4       78       72       82       72      472      418
Singapore                                             593      357       67       72      126      108    1,047      803
Taiwan                                                132       92      218      139      231      148    1,121      743
Other                                                  36       15       55       36       59       37      200      130
Total Asian operations                              1,820    1,072    1,124      849    1,306      956    7,007    5,132
US operations
Fixed annuities                                       573      688        -        -       57       69      573      688
Fixed index annuities                                 446      554        -        -       45       55      446      554
Variable annuities                                  4,554    3,819        -        -      455      382    4,554    3,819
Life                                                    7        8       19       17       20       18      158      147
Guaranteed Investment Contracts                       408      458        -        -       41       46      408      458
GIC-Medium Term Notes                                 527      437        -        -       53       44      527      437
Total US operations                                 6,515    5,964       19       17      671      614    6,666    6,103
UK operations
Product summary
Internal vesting annuities                          1,399    1,341        -        -      140      134    1,399    1,341
Direct and partnership annuities                      842      780        -        -       84       78      842      780
Intermediated annuities                               589      592        -        -       59       59      589      592
Total individual annuities                          2,830    2,713        -        -      283      271    2,830    2,713
Equity release                                        156       89        -        -       16        9      156       89
Individual pensions                                    38       21        1        -        5        2       42       21
Corporate pensions                                    283      318       84       66      112       98      737      490
Unit-linked bonds                                     243      388        -        -       24       39      243      388
With-profit bonds                                     297      139        -        -       30       14      297      139
Protection                                              -       11        5        9        5       10       26       63
Offshore products                                     434      540        4        -       47       54      455      540
Total retail retirement                             4,281    4,219       94       75      522      497    4,786    4,443
Corporate pensions                                    198      261      115      100      135      126      604      643
Other products                                        190      232       25       26       44       49      276      347
DWP rebates                                           143      161        -        -       14       16      143      161
Total mature life and pensions                        531      654      140      126      193      191    1,023    1,151
Total retail                                        4,812    4,873      234      201      715      688    5,809    5,594
Wholesale annuities (notes (iii) and (iv))          1,799    1,431        -        -      180      143    1,799    1,431
Credit life                                            21      687        -        -        2       69       21      687
Total UK operations                                 6,632    6,991      234      201      897      900    7,629    7,712
Channel Summary
Direct and partnership                              2,385    2,543      209      174      448      428    3,288    3,133
Intermediated                                       2,284    2,169       25       27      253      244    2,378    2,300
Wholesale (notes (iii) and (iv))                    1,820    2,118        -        -      182      212    1,820    2,118
Sub-total                                           6,489    6,830      234      201      883      884    7,486    7,551
DWP rebates                                           143      161        -        -       14       16      143      161
Total UK operations                                 6,632    6,991      234      201      897      900    7,629    7,712
Group Total                                        14,967   14,027    1,377    1,067    2,874    2,470   21,302   18,947


INVESTMENT PRODUCTS - FUNDS UNDER MANAGEMENT (note (ii))

                                                     1 Jan 2007      Market   Redemptions  Market and        31 Dec 2007
                                                                      gross                     other
                                                                    inflows                 movements
                                                          GBPm         GBPm         GBPm        GBPm                 GBPm

Asian operations                                         12,253      38,954      (35,993)       2,179             17,393
US operations                                                 -          60           (4)          (1)                55
UK operations                                            44,946      14,745       (9,787)       1,317             51,221

Group Total                                              57,199      53,759      (45,784)       3,495             68,669


Notes

(i) The tables shown above are provided as an indicative volume measure of transactions undertaken in the reporting period that have the potential to generate profits for shareholders. The amounts shown are not, and not intended to be, reflective of premium income recorded in the IFRS income statement.

Annual premium and contribution equivalents are calculated as the aggregate of regular new business amounts and one tenth of single new business amounts. New business premiums for regular premium products are shown on an annualised basis. Department of Work and Pensions rebate business is classified as single recurrent business. Internal vesting business is classified as new business where the contracts include an open market option.

The format of the tables shown above is consistent with the distinction between insurance and investment products as applied for previous financial reporting periods. With the exception of some US institutional business, products categorised as "insurance" refer to those classified as contracts of long-term insurance business for regulatory reporting purposes, i.e. falling within one of the classes of insurance specified in part II of Schedule 1 to the Regulated Activities Order under FSA regulations.

The details shown above for insurance products include contributions for contracts that are classified under IFRS 4 "Insurance Contracts" as not containing significant insurance risk. These products are described as investment contracts or other financial instruments under IFRS. Contracts included in this category are primarily certain unit-linked and similar contracts written in UK insurance operations and Guaranteed Investment Contracts and similar funding agreements written in US operations.

(ii) Investment products referred to in the table for funds under management above are unit trust, mutual funds and similar types of retail asset management arrangements. These are unrelated to insurance products that are classified as "investment contracts" under IFRS 4, as described in the preceding paragraph, although similar IFRS recognition and measurement principles apply to the acquisition costs and fees attaching to this type of business. US investment products are no longer included in the table above as they are assets under administration rather than assets under management.

(iii) The table above includes the transfer of 62,000 with-profits annuity policies from Equitable Life on 31 December 2007 with assets of approximately GBP1.7bn. The transfer represented an APE of GBP174m.

(iv) The tables for 2006 above include a bulk annuity transaction with the Scottish Amicable Insurance Fund (SAIF) with a premium of GBP560m. The transaction reflects the arrangement entered into in June 2006 for the reinsurance of non-profit immediate pension annuity liabilities of SAIF to Prudential Retirement Income Limited (PRIL), a shareholder owned subsidiary of the Group. SAIF is a closed ring-fenced sub-fund of the PAC long-term fund established by a Court approved Scheme of Arrangement in October 1997, which is solely for the benefit of SAIF policyholders. Shareholders have no interest in the profits of this fund, although they are entitled to investment management fees on this business. The inclusion of the transaction between SAIF and PRIL as new business in the tables reflects the transfer from SAIF to Prudential shareholders' funds of longevity risk, the requirement to set aside supporting capital and entitlement to surpluses on the block of business from the reinsurance arrangements. For Group reporting purposes, the amounts recorded by SAIF and PRIL for the premium are eliminated on consolidation.

(v) Subsequent to 29 September, following expiry of the previous management agreement, CITIC-Prudential Life Insurance Company Ltd (CITIC-Prudential), the Group's life operation in China, has been accounted for as a joint venture. Prior to this date, CITIC-Prudential was consolidated as a subsidiary undertaking. The amounts in the table above include 100% of the total premiums for this operation up to 29 September 2007 and 50% thereafter, being the Group's share after this date.

INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS) BASIS RESULTS

CONSOLIDATED INCOME STATEMENT

                                                                                                         2007      2006
                                                                                                         GBPm      GBPm

Gross premiums earned                                                                                  18,359    16,157
Outward reinsurance premiums                                                                            (171)     (171)
Earned premiums, net of reinsurance                                                                    18,188    15,986
Investment income                                                                                      12,221    17,128
Other income                                                                                            2,457     1,917

Total revenue, net of reinsurance (note B)                                                             32,866    35,031

Benefits and claims                                                                                  (26,210)  (25,981)
Outward reinsurers' share of benefits and claims                                                         (20)     (144)
Movement in unallocated surplus of with-profits funds                                                   (760)   (2,296)

Benefits and claims and movement in unallocated surplus of with-profits funds, net of reinsurance    (26,990)  (28,421)
Acquisition costs and other operating expenditure                                                     (4,523)   (4,212)
Finance costs: interest on core structural borrowings of shareholder-financed operations                (168)     (177)

Total charges, net of reinsurance (note B)                                                           (31,681)  (32,810)

Profit before tax* (note B)                                                                             1,185     2,221
Tax attributable to policyholders' returns                                                               (19)     (849)

Profit before tax attributable to shareholders (note C)                                                 1,166     1,372

Tax expense (note G)                                                                                    (401)   (1,241)
Less: tax attributable to policyholders' returns                                                           19       849
Tax attributable to shareholders' profit (note G)                                                       (382)     (392)

Profit from continuing operations after tax (note B)                                                      784       980
Discontinued operations (net of tax) (note H)                                                             241     (105)

Profit for the year                                                                                     1,025       875

Attributable to:
Equity holders of the Company                                                                           1,022       874
Minority interests                                                                                          3         1

Profit for the year                                                                                     1,025       875


Earnings per share (in pence)                                                                            2007      2006

Basic (based on 2,445m and 2,413m shares respectively):
Based on profit from continuing operations attributable to the equity holders of the Company
(note I)                                                                                                 31.9p     40.5p
Based on profit (loss) from discontinued operations attributable to the equity holders of the
Company                                                                                                  9.9p     (4.3)p
                                                                                                        41.8p    36.2p

Diluted (based on 2,448m and 2,416m shares respectively):
Based on profit from continuing operations attributable to the equity holders of the Company            31.9p    40.5p
Based on profit (loss) from discontinued operations attributable to the equity holders of the
Company                                                                                                  9.8p    (4.3)p
                                                                                                        41.7p    36.2p

Dividends per share (in pence)                                                                           2007      2006
Dividends relating to reporting period:
Interim dividend (2007 and 2006)                                                                        5.70p     5.42p
Final dividend (2007 and 2006) (note J)                                                                12.30p    11.72p

Total                                                                                                  18.00p    17.14p
Dividends declared and paid in reporting period:
Current year interim dividend                                                                           5.70p     5.42p
Final dividend for prior year                                                                          11.72p    11.02p

Total                                                                                                  17.42p    16.44p


* Profit before tax represents income net of post-tax transfers to unallocated surplus of with-profits funds, before tax attributable to policyholders and unallocated surplus of with-profits funds, unit-linked policies and shareholders' profits.


CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
                                                                               2007
                          Share   Share Retained Translation Available-for-sale Hedging Shareholders'  Minority   Total
                        capital premium earnings     reserve securities reserve reserve        equity interests  equity
                          GBPm     GBPm     GBPm        GBPm               GBPm    GBPm          GBPm      GBPm    GBPm

Reserves
Profit for the year                        1,022                                                1,022         3   1,025

Items recognised
directly in equity:
Exchange movements                                         11                                      11                11
Movement on cash flow
hedges                                                                               (3)           (3)               (3)
Unrealised valuation
movements on Egg
securities classified
as available-for-sale                                                        (2)                   (2)               (2)
Unrealised valuation
movements on securities
of US insurance
operations classified as
available-for-sale
Unrealised holding losses
arising during the year                                                    (231)                 (231)            (231)
Less gains included in
the income statement                                                        (13)                  (13)             (13)

Total (note N)                                                             (244)                 (244)            (244)
Related change in
amortisation of
deferred income and
acquisition costs                                                            88                    88               88
Related tax                                                 2                53        1           56               56

Total items recognised
directly in equity                                         13              (105)      (2)         (94)             (94)

Total income and expense
for the year                               1,022           13              (105)      (2)         928         3    931
Dividends                                   (426)                                                (426)       (5)  (431)
Reserve movements in
respect of
share-based payments                          18                                                   18               18
 Change in minority
interests arising
principally from
purchase and sale of
venture investment
companies and property
partnerships of the PAC
with-profits fund and
other consolidated
investment funds                                                                                            (28)   (28)

Share capital and
share premium
New share capital
subscribed
(note O)                      1     181                                                           182              182
Transfer to retained
earnings in respect of
shares issued in lieu
of cash dividends
(note O)                           (175)     175

Treasury shares
Movement in own shares
in respect of
share-based payment
plans                                          7                                                    7                7
Movement in Prudential
plc shares purchased
by unit trusts
consolidated under IFRS                        4                                                    4                4

Net increase (decrease)
in equity                     1       6      800           13              (105)      (2)         713       (30)   683
At beginning of year        122   1,822    3,640         (125)               27        2        5,488       132  5,620

At end of year              123   1,828    4,440         (112)              (78)       0        6,201       102  6,303


                                                                               2006
                          Share   Share Retained Translation Available-for-sale Hedging Shareholders'  Minority  Total
                        capital premium earnings     reserve securities reserve reserve        equity interests equity
                           GBPm    GBPm     GBPm        GBPm               GBPm    GBPm          GBPm      GBPm   GBPm
Reserves
Profit for the year                          874                                                  874         1    875
Items recognised
directly in
equity:
Exchange movements                                      (224)                                    (224)            (224)
Movement on cash
flow hedges                                                                           7             7                7
Unrealised valuation
movements on
Egg securities
classified as
available-for-sale                                                           (2)                   (2)              (2)
Unrealised valuation
movements on
securities of US
insurance operations
classified as
available-for-sale:
Unrealised holding
losses arising                                                             (208)                 (208)            (208)
during the year
Less losses included
in the income
statement                                                                     7                     7                7

                                                                           (201)                 (201)            (201)
Related change in
amortisation of
deferred income and
acquisition costs                                                            75                    75               75
Related tax                                              (74)                50      (2)          (26)             (26)
Total items of income
and expense
recognised directly
in equity                                               (298)               (78)      5          (371)            (371)

Total income and expense
for the year                                 874        (298)               (78)      5           503         1    504
Dividends                                   (399)                                                (399)            (399)
Reserve movements in
respect of
share-based payments                          15                                                   15               15
Change in minority
interests
arising principally from
purchase and sale of
venture investment
companies and property
partnerships of the PAC
with-profits fund and
other consolidated
investment funds                                                                                             43     43
Acquisition of minority
interests of now
discontinued Egg banking
operations (note H)                         (167)                                                (167)      (84)  (251)

Share capital and share
premium
New share capital
subscribed                    3     333                                                           336              336
Transfer to retained
earnings in respect
of shares issued in lieu
of cash dividends                   (75)      75

Treasury shares
Movement in own shares
in respect of
share-based payment plans                      6                                                    6                6
Movement in Prudential
plc shares purchased
by unit trusts
consolidated under IFRS                        0                                                    0                0
Net increase (decrease)
in equity                     3     258      404        (298)               (78)      5           294       (40)   254
At beginning of year        119   1,564    3,236         173                105      (3)        5,194       172  5,366

At end of year              122   1,822    3,640        (125)                27       2         5,488       132  5,620


INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS) BASIS RESULTS

CONSOLIDATED BALANCE SHEET
                                                                                                         2007     2006
                                                                                                         GBPm     GBPm
Assets

Intangible assets attributable to shareholders:
Goodwill                                                                                                 1,341     1,341
Deferred acquisition costs and other intangible assets                                                   2,836     2,497
                                                                                                         4,177     3,838

Intangible assets attributable to the PAC with-profits fund:
In respect of acquired subsidiaries for venture fund and other investment purposes (note K)                192       830
Deferred acquisition costs                                                                                  19        31
                                                                                                           211       861
Total                                                                                                    4,388     4,699

Other non-investment and non-cash assets:
Property, plant and equipment                                                                            1,012     1,133
Reinsurers' share of insurance contract liabilities                                                        783       945
Deferred tax assets                                                                                        925     1,012
Current tax recoverable                                                                                    285       404
Accrued investment income                                                                                2,023     1,900
Other debtors                                                                                            1,297     1,052
Total                                                                                                    6,325     6,446

Investments:
Investment properties                                                                                   13,688    14,491
Investments accounted for using the equity method                                                           12         6
Financial investments:
    Loans (note L)                                                                                       7,924    13,754
    Equity securities and portfolio holdings in unit trusts                                             86,157    78,892
    Debt securities (note M)                                                                            83,984    81,719
    Other investments                                                                                    4,396     3,220
    Deposits                                                                                             7,889     7,759
Total                                                                                                  204,050   199,841

Held for sale assets                                                                                        30       463
Cash and cash equivalents                                                                                4,951     5,071
Total assets                                                                                           219,744   216,520

Equity and liabilities

Equity
Shareholders' equity (note O)                                                                            6,201     5,488
Minority interests                                                                                         102       132
Total equity                                                                                             6,303     5,620

Liabilities
Banking customer accounts (note H)                                                                           -     5,554
Policyholder liabilities and unallocated surplus of with-profits funds:
Insurance contract liabilities                                                                         132,636   123,213
Investment contract liabilities with discretionary participation features                               29,550    28,733
Investment contract liabilities without discretionary participation features                            14,032    13,042
Unallocated surplus of with-profits funds                                                               14,351    13,599
Total insurance liabilities                                                                            190,569   178,587

Core structural borrowings of shareholder-financed operations (note P):
Subordinated debt (other than discontinued Egg banking operations)                                       1,570     1,538
Other                                                                                                      922     1,074
                                                                                                         2,492     2,612
Subordinated debt of discontinued Egg banking operations  (note H)                                           -       451
Total                                                                                                    2,492     3,063

Other borrowings:
Operational borrowings attributable to shareholder-financed operations (note Q)                          3,081     5,609
Borrowings attributable to with-profits funds (note Q)                                                     987     1,776

Other non-insurance liabilities:
Obligations under funding, securities lending and sale and repurchase agreements                         4,081     4,232
Net asset value attributable to unit holders of consolidated unit trusts and similar funds               3,556     2,476
Current tax liabilities                                                                                  1,237     1,303
Deferred tax liabilities                                                                                 3,475     3,882
Accruals and deferred income                                                                               599       517
Other creditors                                                                                          1,020     1,398
Provisions                                                                                                 473       464
Other liabilities                                                                                        1,871     1,652
Held for sale liabilities                                                                                    -       387
Total                                                                                                   16,312    16,311
Total liabilities                                                                                      213,441   210,900
Total equity and liabilities                                                                           219,744   216,520


CONSOLIDATED CASH FLOW STATEMENT

                                                                                                         2007       2006
                                                                                                         GBPm       GBPm
Cash flows from operating activities
Profit before tax from continuing operations (note (i) and B)                                           1,185      2,221
Profit (loss) before tax from discontinued operations (note H)                                            222      (150)

Profit before tax                                                                                       1,407      2,071
Changes in operating assets and liabilities:
Investments                                                                                          (11,730)   (13,748)
Banking customer accounts                                                                                 (9)      (276)
Other non-investment and non-cash assets                                                                (817)      (232)
Policyholder liabilities (including unallocated surplus)                                               12,017     13,540
Other liabilities (including operational borrowings)                                                      962      1,136
Interest income and expense and dividend income included in profit before tax                         (8,201)   (10,056)
Other non-cash items                                                                                    (140)        198
Operating cash items:
Interest receipts                                                                                       5,541      6,466
Dividend receipts                                                                                       3,633      2,732
Tax paid                                                                                                (624)      (523)

Net cash flows from operating activities                                                                1,138      2,209
Cash flows from investing activities
Purchases of property, plant and equipment                                                              (231)      (174)
Proceeds from disposal of property, plant and equipment                                                    61         34
Costs incurred on purchase of Egg minority interests                                                        -        (6)
Acquisition of subsidiaries, net of cash balances (note (ii))                                            (77)       (70)
Disposal of Egg, net of cash balances (note (iii) and H)                                                (538)          -
Disposal of other subsidiaries, net of cash balances (note (ii))                                          157        114
Deconsolidation of investment subsidiaries (note (iv))                                                   (91)          -

Net cash flows from investing activities                                                                (719)      (102)

Cash flows from financing activities
Structural borrowings of the Group:
Shareholder-financed operations (note (v) and P):
Redemption                                                                                              (150)        (1)
Interest paid                                                                                           (171)      (204)
With-profits operations (note (vi) and Q):
Interest paid                                                                                             (9)        (9)
Equity capital (note (vii)):
Issues of ordinary share capital                                                                            6         15
Dividends paid to shareholders                                                                          (255)      (323)

Net cash flows from financing activities                                                                (579)      (522)

Net (decrease) increase in cash and cash equivalents                                                    (160)      1,585
Cash and cash equivalents at beginning of year                                                          5,071      3,586
Effect of exchange rate changes on cash and cash equivalents                                               40      (100)

Cash and cash equivalents at end of year (note (viii))                                                  4,951      5,071


Notes

(i) Profit before tax represents income, net of post-tax transfers to unallocated surplus of with-profits funds, before tax attributable to policyholders and unallocated surplus of with-profits funds, unit-linked policies and shareholders' profits. It does not represent profit before tax attributable to shareholders.

(ii) Acquisitions and disposals of subsidiaries shown above include venture investments and other investment subsidiaries of the PAC with-profits fund.

(iii)The amount of GBP(538)m in respect of the disposal of Egg, net of cash balances shown above, represents the net sale proceeds of GBP527m less cash and cash equivalents of GBP1,065m held by Egg and transferred on disposal.

(iv) In November 2007, the Company sold its venture fund management subsidiary, PPM Capital, as described in note K. As a result of the arrangements attaching to the sale, it is no longer appropriate to consolidate the holdings managed by that company.

(v) Structural borrowings of shareholder-financed operations comprise core debt of the holding company and central finance subsidiaries, Jackson surplus notes and, in 2006, Egg debenture loans. Following the sale of Egg in May 2007, these loans no longer form part of the Group's borrowings. Core debt excludes borrowings to support short-term fixed income securities programmes and non-recourse borrowings of investment subsidiaries of shareholder-financed operations. Cash flows in respect of these borrowings are included within cash flows from operating activities. In June 2007, borrowings of GBP150m were repaid on maturity.

(vi) Structural borrowings of with-profits operations relate solely to the GBP100m 8.5 per cent undated subordinated guaranteed bonds which contribute to the solvency base of the Scottish Amicable Insurance Fund (SAIF), a ring-fenced sub-fund of the PAC with-profits fund. Cash flows in respect of other borrowings of with-profits funds, which principally relate to consolidated investment funds and, prior to deconsolidation, venture fund investment subsidiaries are included within cash flows from operating activities.

(vii) Cash movements in respect of equity capital exclude scrip dividends and share capital issued in respect of the acquisition of Egg minority interests in 2006.

(viii)   Of the cash and cash equivalents amounts reported above, GBP339m (2006:
GBP437m) represents cash and cash equivalents of central companies.


INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS) BASIS RESULTS

NOTES ON THE STATUTORY IFRS BASIS RESULTS

A         Basis of preparation and audit status

The statutory basis results included in this announcement have been extracted from the audited financial statements of the Group for the year ended 31 December 2007. These statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union (EU) as required by EU law (IAS Regulation EC1606/2002).

The auditors have reported on the 2007 statutory accounts. The financial information set out above does not constitute the Company's statutory accounts for the years ended 31 December 2007 or 2006 but is derived from those accounts. The auditors' report was (i) unqualified, (ii) did not include reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report and (iii) did not contain a statement under section 237
(2) or (3) of the Companies Act 1985.

In 2007 the Group adopted the following accounting pronouncements

-        IFRS 7, 'Financial instruments: Disclosures'
-        Revised IFRS 4 'Implementation Guidance'
-        Amendment to IAS 1,'Capital Disclosures'
-        IFRIC 9, 'Reassessment of Embedded Derivatives'.

The changes in respect of IFRS 7, IFRS 4 and IAS 1 affect only disclosures in the Group Financial Statements.

IFRIC 9, which potentially effects measurements, relates to assessment of whether derivatives are required to be separated from host contracts by the reporting entity and accounted for as derivatives when the Group first becomes a party to the contracts. IFRIC 9 became effective for annual periods beginning on or after 1 June 2006, but had no material effect on the Group's 2007 results.

B         Segment disclosure

                                                                                                  2007            2006
                                                                                                  GBPm            GBPm

Revenue
Long-term business                                                                              31,555          34,197
Broker-dealer and asset management                                                               1,397           1,080
Unallocated corporate                                                                              182              38
Intra-group revenue eliminated on consolidation                                                  (268)           (284)

Total revenue, net of reinsurance, per income statement                                         32,866          35,031

Charges (before income tax attributable to policyholders and unallocated surplus of long-term insurance funds)
Long-term business, including post-tax transfers to unallocated surplus of with-profits
funds                                                                                         (30,533)         (32,162)
Broker-dealer and asset management                                                             (1,053)            (797)
Unallocated corporate                                                                            (363)            (135)
Intra-group charges eliminated on consolidation                                                    268              284

Total charges, net of reinsurance, per income statement                                       (31,681)         (32,810)

Segment results - revenue less charges (continuing operations)
Long-term business                                                                               1,022            2,035
Broker-dealer and asset management                                                                 344              283
Unallocated corporate                                                                            (181)             (97)

Profit before tax*                                                                               1,185            2,221
Tax attributable to policyholders' returns                                                        (19)            (849)

Profit before tax attributable to shareholders                                                   1,166            1,372
Tax attributable to shareholders' profit                                                         (382)            (392)

Profit from continuing operations after tax                                                        784              980

Segment results - discontinued operations (net of tax)
Banking (note H)                                                                                   241            (105)

Profit for the year                                                                              1,025              875




* Profit before tax represents income net of post-tax transfers to unallocated surplus of with-profits funds, before tax attributable to policyholders and unallocated surplus of with-profits funds, unit-linked policies and shareholders' profits.


C     Supplementary analysis of profit from continuing operations before tax attributable to shareholders
                                                                                                       2007        2006
Results analysis by business area                                                                      GBPm        GBPm
Asian operations
Long-term business (note D)                                                                             189         189
Asset management                                                                                         72          50
Development expenses                                                                                   (15)        (15)

Total                                                                                                   246         224

US operations
Jackson (note D)                                                                                        444         398
Broker-dealer and asset management                                                                       13          18
Curian                                                                                                  (5)         (8)

Total                                                                                                   452         408

UK operations
UK insurance operations (note D)                                                                        528         500
M&G                                                                                                     254         204

Total                                                                                                   782         704

Other income and expenditure
Investment return and other income                                                                       86          58
Interest payable on core structural borrowings                                                        (168)       (177)
Corporate expenditure:
Group Head Office                                                                                     (117)        (83)
Asia Regional Head Office                                                                              (38)        (36)
Charge for share-based payments for Prudential schemes (note (i))                                      (11)        (10)

Total                                                                                                 (248)       (248)

Restructuring costs                                                                                    (19)        (38)

Operating profit from continuing operations based on longer-term investment returns (note (ii))       1,213       1,050
Short-term fluctuations in investment returns on shareholder-backed business (note E)                 (137)         155
Shareholders' share of actuarial gains and losses on defined benefit pension schemes (note F)            90         167

Profit from continuing operations before tax attributable to shareholders (note (ii))                 1,166       1,372


Notes

(i) The charge for share-based payments for Prudential schemes is for the SAYE and Group performance-related schemes.

(ii) The results for continuing operations shown above exclude those in respect of discontinued banking operations. On 1 May 2007, the Company sold Egg. Accordingly, the presentation of the comparative results for 2006 has been adjusted from those previously published. Note H shows the composition of the contribution from discontinued operations.


D         Effect of changes in assumptions, estimates and bases used to measure insurance assets and liabilities

There were no changes of assumptions that had a material impact on the 2007 and 2006 results for Asian operations.

The 2007 results for US operations have been determined after taking account of certain changes of assumptions during the year. Generally, assumptions were modified in 2007 to conform to more recent experience with a net effect of a credit of GBP8m (2006: charge of GBP7m).

For  UK  insurance  operations,   the  operating  profit  based  on  longer-term
investment returns of GBP528m for 2007 includes a credit of GBP34m for the effect on shareholders' results for changes in assumptions.

The 2007 results for shareholder-backed annuity business have been determined after making changes to mortality assumptions and releasing excess margins in the aggregate liabilities that had previously been set aside as an indirect extra allowance for longevity related risks.
                                                                      GBPm
Effect of strengthening of mortality assumptions (a)                 (276)
Release of margins:
Projected benefit related (b)                                         104
Investment related (c)                                                 48
Expense related (d)                                                    68
Other (e)                                                              90
                                                                      310
Net credit to shareholder result                                       34


(a) The mortality assumptions have been strengthened by increasing the minimum level of future improvement rate.

(b) The release of projected benefit related margins primarily relates to modelling improvements that have been made during 2007.

(c) The release of investment related margins of GBP48m relates to default margins. The resulting assumptions for expected defaults, after allowing for the release of margins, remain appropriate given economic conditions at 31 December 2007.

(d) A release of expense reserves has been made following recent expense reductions.

(e) This amount reflects the release of other additional margins in the liabilities that are no longer appropriate in light of the explicit strengthening of the mortality assumptions.

The 2006 comparative operating profit based on longer-term investment returns of GBP500m included a net credit of GBP42m for changes in assumptions, mainly due to a GBP46m reduction in liabilities due to the implementation of PS 06/14 by the FSA.

E        Short-term fluctuations in investment returns on shareholder-backed business
                                                       2007            2006
                                                       GBPm              GBPm
Long-term business operations:
   Asian insurance operations (note (ii))               (71)             134
   US insurance operations (note (iii))                 (18)              53
   UK insurance operations (note (iv))                  (47)            (43)
Other                                                    (1)             11

Total (note (i))                                       (137)             155


Notes

(i) General

The short-term fluctuations in investment returns for 2007 reflect primarily temporary market value movements on the portfolio of investments held by the Group's shareholder-backed operations. There were no default losses on debt securities in 2007.

(ii) Asian insurance operations

The fluctuations for Asian operations reflect the impact of interest rate increases in Taiwan on the value of debt securities and a GBP30m value reduction in a CDO fund investment, partially offset by the effect of favourable equity market movements in Vietnam.

(iii) US insurance operations

The short-term fluctuations in investment returns included in the supplementary analysis of profit for US insurance operations comprise the following items:


                                                                                                   2007            2006
                                                                                                   GBPm            GBPm


Debt securities
   Credit related losses
      Losses in the year
         Bond write downs                                                                          (35)            (32)
         Losses on sales of impaired and deteriorating bonds                                       (51)             (3)
         Recoveries/ reversals                                                                        8              10
                                                                                                   (78)            (25)
      Less: Risk margin charge included in operating profit based on longer-term
                      investment returns                                                             48              54
     Short-term fluctuation                                                                        (30)              29
   Interest related realised gains and losses
      Gains (losses) in year                                                                         31            (15)
      Less: Amortisation of gains and losses in current and prior years included in                (37)            (45)
      operating profit based on longer-term investment returns
      Short-term fluctuation                                                                        (6)            (60)
Related change to amortisation of deferred acquisition costs                                          9               6
Total short-term fluctuation related to realised gains and losses on debt securities               (27)            (25)
Derivatives (other than equity related): market value movement                                     (19)              34
Equity type movements: actual less longer-term return
                                                                                                     42              21
Other items                                                                                        (14)              23
Total                                                                                              (18)              53

In addition, for US insurance operations, included within the statement of changes in equity, is a net reduction in the value of debt securities classified as available-for-sale of GBP244m. This reduction reflects the effect of widened credit spreads and global credit concerns partially offset by the effect of reductions in US interest rates and a steepening yield curve. These temporary market value movements do not reflect defaults or permanent impairments.
Additional details on the movement in the value of the Jackson portfolio are included in note N.

(iv) UK insurance operations

The fluctuations for UK insurance operations arise mostly in Prudential
Retirement Income Limited, which writes the most significant element of the shareholder-backed annuity business in the UK. The fluctuations principally reflect the impact of widened credit spreads on the corporate bond securities backing the shareholders' equity of the business.

F         Shareholders' share of actuarial gains and losses on defined benefit pension schemes
                                                                                                    2007            2006
                                                                                                    GBPm            GBPm

Actual less expected return on scheme assets (note (i))                                              (8)             156
Experience (losses) gains on scheme liabilities                                                     (14)              18
Gains on changes of assumptions for scheme liabilities (note (ii))                                   317             311

                                                                                                     295             485
Less: amount attributable to the PAC with-profits fund                                             (205)           (318)
Total attributable to shareholders                                                                    90             167


Notes

(i) The expected rate of return for full year 2007 applied to the schemes' assets was a weighted rate of 5.9%.

(ii) The gains of GBP317m on changes of assumptions comprise gains due to changes in economic assumptions of GBP509m which are partially offset by a charge of GBP192m from the effect of strengthened mortality assumptions for UK schemes.

The discount rates applied for the Group's UK defined benefit schemes, and the change therein reflected in the gains and losses shown above, are as follows:

31 December 2007       5.9%
31 December 2006       5.2%

G        Tax expense

The total tax charge of GBP401m for 2007 (2006: GBP1,241m) comprises a charge of GBP80m (2006: GBP698m) for UK tax and a charge of GBP321m (2006: GBP543m) for overseas tax. This tax charge comprises tax attributable to policyholders and unallocated surplus of with-profits funds, unit-linked policies and shareholders. The tax charge attributable to shareholders of GBP382m for 2007 (2006: GBP392m) comprises a charge of GBP176m (2006: GBP142m) for UK tax and a charge of GBP206m (2006: GBP250m) for overseas tax.

The tax credit related to discontinued operations, which is all attributable to shareholders, amounted to GBP19m for 2007 (2006: GBP45m).

Amounts for deferred tax are determined using the current rate of tax or, where substantively enacted through the legislative process, the prospective rate. Accordingly, the deferred tax amounts for full year 2007 reflect the prospective change for the main UK corporation tax rate from 30 per cent to 28 per cent which will be effective from 1 April 2008.

H        Discontinued operations

In the first half of 2006, the Company acquired the outstanding 21.7 per cent minority interest in Egg, its UK banking business. The Company accounted for the purchase using the economic entity method. Accordingly, GBP167m was charged to retained earnings in 2006 representing the difference between the consideration paid and net assets acquired.

In January 2007, the Company announced that it had entered into a binding agreement to sell Egg. Under the terms of the agreement, the consideration payable to the Company was GBP575m cash, subject to adjustments to reflect any change in net asset value between 31 December 2006 and completion.

On 1 May 2007, the Company completed the sale. The consideration, net of expenses, was GBP527m. The reduction from the GBP575m noted above primarily reflected Egg's post tax operating loss of GBP49m for the period from 1 January 2007 to the date of sale as shown below.

The profit (loss) from discontinued operations comprises:

                                                                                                    2007            2006
                                                                                                    GBPm            GBPm

Pre-tax loss from discontinued operations
    Egg results:
        Operating loss based on longer-term investment returns for the period of ownership          (68)           (157)
        Short-term fluctuations in investment returns                                                  -               7
    Profit on sale of Egg                                                                            290               -
    Total                                                                                            222           (150)
Tax
   On Egg results:
         Operating loss based on longer-term investment returns for the period of
ownership                                                                                             19              47
         Short-term fluctuations in investment returns                                                 -             (2)
   On profit on sale of Egg                                                                            0               -

   Total                                                                                              19              45
Profit (loss) from discontinued operations, net of tax                                               241           (105)

Cash and cash equivalents transferred on disposal were GBP1,065m. Accordingly, the cash outflow arising from the disposal of Egg, as shown in the consolidated cash flow statement, was GBP538m.

I           Supplementary analysis of earnings per share from continuing operations


Earnings per share (in pence)                                                                        2007          2006

From operating profit based on longer-term investment returns after related tax and                 33.8p        30.9p
minority interests
Adjustment from post-tax longer-term investment returns to post-tax actual investment              (4.5)p         4.8p
returns (after related minority interests)
Adjustment for post-tax shareholders' share of actuarial gains and losses on defined                 2.6p         4.8p
benefit pension schemes
Based on profit from continuing operations after tax and minority interests                         31.9p        40.5p


J          Dividend

A final dividend for 2007 of 12.30p per share was proposed by the directors on 13 March 2008. This dividend will absorb an estimated GBP304m of shareholders' funds. Subject to shareholder approval, the dividend will be paid on 20 May 2008 to shareholders on the register at the close of business on 11 April 2008. A scrip dividend alternative will be offered to shareholders.

K         Intangible assets attributable to the PAC with-profits fund in respect of venture fund and other investments

During 2006 and 2007, the PAC with-profits fund held a number of venture capital holdings which were managed by its venture capital management subsidiary, PPM Capital. On 9 November 2007, PPM Capital was sold by the Group. Prior to the sale of PPM Capital, the Group was deemed to have a controlling interest in these investments and where appropriate these investments were accounted for as subsidiaries with line-by-line consolidation of assets, including acquired goodwill and other intangible assets and liabilities. At 31 December 2006, GBP830m of goodwill and other intangible assets were recognised for the consolidated venture fund investments. As a result of the control arrangements put in place at the time of the sale of PPM Capital, the Group no longer controls these venture fund investments and consequently ceased to consolidate these investments and instead fair values them in the balance sheet.

The intangible assets of GBP192m at 31 December 2007 attributable to the PAC with-profits fund relate to the goodwill recognised from the fund's acquisition of 78 per cent voting equity interests in Red Funnel, a ferry company in June 2007, and which is managed by M&G.

L         Loans portfolio

Loans are accounted for at amortised cost unless impaired. The amounts included in the balance sheet are analysed as follows:

                                                                                                    2007            2006
                                                                                                    GBPm              GBPm

Insurance operations
UK (note(i))                                                                                       1,245           1,128
US (note (ii))                                                                                     3,258           3,254
Asia (note (iii))                                                                                  1,087             904
Asset management operations
M&G (note (iv))                                                                                    2,334           2,181
Unallocated to a segment                                                                               0              94
Discontinued banking operations                                                                        -           6,193
Total                                                                                              7,924          13,754


Notes

(i)        UK insurance operations

The loans of the Group's UK insurance operations of GBP1,245m at 31 December 2007 comprise mortgage loans of GBP449m, policy loans of GBP35m and other loans of GBP761m. The mortgage loans are collateralised by properties. Other loans are all commercial loans and comprise mainly syndicated loans held by the PAC with-profits fund.

(ii)       US insurance operations

The loans of the Group's US insurance operations of GBP3,258m at 31 December 2007 comprise mortgage loans of GBP2,841m and policy loans of GBP417m. All of the mortgage loans are commercial mortgage loans which are collateralised by properties. The property types are mainly industrial, multi-family residential, suburban office, retail and hotel.

The US insurance operations' mortgage loan portfolio does not include any single-family residential mortgage loans and is therefore not exposed to the risk of defaults associated with residential sub-prime mortgage loans.

The policy loans are fully secured by individual life insurance policies or annuity policies.

(iii)      Asian insurance operations

The loans of the Group's Asian insurance operations of GBP1,087m at 31 December 2007 comprise mortgage loans of GBP132m, policy loans of GBP430m and other loans of GBP525m. The mortgage and policy loans are secured by properties and life insurance policies respectively.

The majority of the other loans are commercial loans held by the Malaysian operation and which are all investment graded by two local rating agencies.

(iv)     M&G

The M&G loans of GBP2,334m comprise GBP1,383m of bridging loan finance assets and GBP951m in respect of a structured finance arrangement, both managed by Prudential Capital. The bridging loan finance assets generally have no external credit ratings available, with internal ratings prepared by the Group's asset management operations as part of the risk management process rating GBP738m BBB+ to BBB- and GBP645m BB+ to BB-.

Of the loans receivable under the structured finance arrangement, GBP826m of the receivable was with counterparties rated AA by Standard and Poor's and GBP125m AA-. In addition an AAA rated credit default swap was held covering GBP400m of the AA element of the loans.

M        Debt securities portfolio

Debt securities are accounted for at fair value. The amounts included in the balance sheet are analysed as follows, with further information relating to the credit quality of the Group's debt securities at 31 December 2007 provided in the notes below.

                                                                                                   2007            2006
                                                                                                   GBPm              GBPm

Insurance operations
UK (note(ii))                                                                                     57,180          53,461
US (note (iii))                                                                                   19,002          20,146
Asia (note (iii))                                                                                  6,920           5,391
Asset management operations (note (iv))                                                              882             678
Unallocated to a segment                                                                               -              67
Discontinued banking operations                                                                        -           1,976
Total                                                                                             83,984          81,719

Notes

In the tables below, Standard and Poor's (S&P) ratings have been used where available. For securities where S&P ratings are not available, those produced by Moody's and then Fitch have been used as an alternative.


(i) UK insurance operations
                                            PAC-with profits sub-fund             Other funds and subsidiaries

                              Scottish    Excluding  Prudential    Total      Prudential Unit-linked     Other
                              Amicable   Prudential   Annuities               Retirement    business  business
                             Insurance    Annuities     Limited                   Income                          Total
                                  Fund      Limited                              Limited
                                  GBPm         GBPm        GBPm     GBPm            GBPm        GBPm      GBPm     GBPm

S&P - AAA                        1,453        6,434       4,356   10,790           5,658       3,534       121   21,556
S&P - AA+ to AA-                   436        1,978       1,518    3,496           1,541         680        20    6,173
S&P - A+ to A-                   1,030        4,356       2,693    7,049           3,354       1,093        31   12,557
S&P - BBB+ to BBB-                 652        2,780         920    3,700             781         267         9    5,409
S&P - Other                        167          757          11      768               1           6         -      942
                                 3,738       16,305       9,498   25,803          11,335       5,580       181   46,637
Moody's - Aaa                      138          550         177      727             125          22         9    1,021
Moody's - Aa1 to Aa3                23          198         273      471              82           9         2      587
Moody's - A1 to A3                  74          321         284      605             243          19         3      944
Moody's - Baa1 to Baa3              41          180         150      330             103          14         2      490
Moody's - Other                     10          400           -      400               -           -         -      410
                                   286        1,649         884    2,533             553          64        16    3,452
Fitch                               43          196         265      461             160          17         1      682
Other                              528        2,233       2,428    4,661           1,125          90         5    6,409
Total debt securities            4,595       20,383      13,075   33,458          13,173       5,751       203   57,180

Where no external ratings are available, internal ratings produced by the Group's asset management operation, which are prepared on the Company's assessment of a comparable basis to external ratings, are used where possible.
Of the GBP6,409m total debt securities held at 31 December 2007 which are not externally rated, GBP2,972m were internally rated AAA to A-, GBP2,844m were internally rated BBB to B- and GBP593m were unrated. The majority of unrated debt security investments were held in SAIF and the PAC with-profits fund and relate to convertible debt and other investments which are not covered by ratings analysts nor have an internal rating attributed to them.

(ii) US insurance operations
                                                                                                                  GBPm
S&P - AAA                                                                                                        3,896
S&P - AA+ to AA-                                                                                                 1,187
S&P - A+ to A-                                                                                                   3,657
S&P - BBB+ to BBB-                                                                                               5,415
S&P - Other                                                                                                      1,113
                                                                                                                15,268
Moody's - Aaa                                                                                                      549
Moody's - Aa1 to Aa3                                                                                               118
Moody's - A1 to A3                                                                                                  47
Moody's - Baa1 to Baa3                                                                                              79
Moody's - Other                                                                                                     78
                                                                                                                   871
Fitch                                                                                                              380
Other*                                                                                                           2,483
Total debt securities                                                                                           19,002


* The amounts within Other which are not rated by S&P, Moody or Fitch have the following National Association of Insurance Commissioners (NAIC)
classifications:
                                                                                                                    2007
                                                                                                                    GBPm
       NAIC 1                                                                                                      1,079
       NAIC 2                                                                                                      1,311
       NAIC 3-6                                                                                                       93
                                                                                                                   2,483

(iii) Asian insurance operations
                                                              With-profits        Unit-linked  Other business     Total
                                                                  business           business
                                                                      GBPm               GBPm            GBPm      GBPm
S&P - AAA                                                            1,367                660             257     2,284
S&P - AA+ to AA-                                                       242                153           1,599     1,994
S&P - A+ to A-                                                         299                271             105       675
S&P - BBB+ to BBB-                                                     142                 34              17       193
S&P - Other                                                              8                 47              94       149
                                                                     2,058              1,165           2,072     5,295
Moody's - Aaa                                                           16                185               -       201
Moody's - Aa1 to Aa3                                                     7                 19              19        45
Moody's - A1 to A3                                                      11                 16               1        28
Moody's - Baa1 to Baa3                                                  12                  7               -        19
Moody's - Other                                                         58                  -               -        58
                                                                       104                227              20       351
Other                                                                  167                509             598     1,274
Total debt securities                                                2,329              1,901           2,690     6,920


(iv) Asset management operations

The total for asset management operations was GBP882m, of which GBP841m related to M
&G's Prudential Capital operations and which was all AAA to A- where S&P rated or Aaa by Moody's.

(v) Group exposure to holdings in sub-prime and Alt-A assets, monoline insurers and CDO funds

Included in the amounts shown above for debt securities are the following holdings with S&P ratings.

(a)      Sub-prime and Alt-A securities

Shareholder-backed business
                                                                                                                   GBPm
US insurance operations - Sub-prime (AAA)                                                                           237
                        - Alt-A (77% AAA, 17% AA)                                                                   660
Asian insurance operations                                                                                           15
                                                                                                                    912


With-profits operations

                                                                                                                   GBPm
UK insurance operations - Sub-prime (AAA)                                                                           129
                        - Alt-A (96% AAA)                                                                           100
Asian insurance operations                                                                                            7
                                                                                                                    236
Total                                                                                                             1,148

Further details on the US insurance operations' sub-prime and Alt-A securities are given in note N.

(b)      Monoline insurers

The Group held direct holdings in monoline insurers with a value at 31 December
2007 of GBP33m (shareholder-backed operations GBP27m, with-profits operations GBP6m).
The Group also held debt securities with a value of GBP1,754m (shareholder-backed operations GBP577m, with-profits operations GBP1,177m) which had a monoline wrap guarantee.

(c)      CDO funds (all without sub-prime exposure)

Shareholder-backed business                                                                                        GBPm
US insurance operations (65% AAA, 8% AA) *                                                                          260
Asian insurance operations (72% AAA, 28% AA-)                                                                        62
UK insurance operations - PRIL (AAA)                                                                                 36
Other operations (AAA)                                                                                               19
                                                                                                                    377
* including Group's economic interest in Piedmont and other consolidated CDO funds.

With-profits operations                                                                                            GBPm
UK insurance operations (79% AAA, 8% AA)                                                                            240
Asian insurance operations  (AAA)                                                                                    59
                                                                                                                    299

Total                                                                                                               676


N         Debt securities of US insurance operations: Accounting presentation of movements in unrealised gains and losses and securities in an unrealised loss position

(i)       Accounting presentation of unrealised value movements

With the exception of debt securities of US insurance operations classified as ' available-for-sale' under IAS 39, unrealised value movements on the Group's investments are booked within the income statement. For with-profits operations, such value movements are reflected in changes to asset share liabilities to policyholders or the liability for unallocated surplus. For shareholder-backed operations, the unrealised value movements form part of the total return for the year booked in the profit before tax attributable to shareholders. Separately, as noted elsewhere and in note C in this announcement, and as applied previously, the Group provides a supplementary analysis of this profit distinguishing operating profit based on longer-term investment return and short-term fluctuations in investment returns.

However, for debt securities classified as 'available-for-sale', unless impaired, fair value movements are recorded as a movement in shareholder reserves direct to equity. Impairments are recorded in the income statement as shown in note E of this announcement. This classification is applied for most of the debt securities of the Group's US insurance operations.

(ii)     2007 movements in unrealised gains and losses

In general, the debt securities of the Group's US insurance operations are purchased with the intention and the ability to hold them for the longer-term. In 2007 there was a movement in the balance sheet value for these debt securities classified as available-for-sale from a net unrealised gain of GBP110m to a net unrealised loss of GBP136m. During 2007, US interest rates fell and the yield curve steepened. Offsetting the positive effect on bond values for these changes were adverse market price effects resulting from increasing credit spreads and global credit concerns. As a result of these factors, the gross unrealised gain in the balance sheet decreased from GBP366m at 31 December 2006 to GBP303m at 31 December 2007, while the gross unrealised loss increased from GBP256m to GBP439m at 31 December 2007.

These features are included in the table shown below of the movements in the values of available-for-sale securities.

                                                                           31 Dec 2007          Changes in 31 Dec 2006
                                                                                                unrealised
                                                                                              appreciation
                                                                                  GBPm                 GBPm        GBPm

Assets fair valued at below book value
Book value                                                                     10,730                          11,258
Unrealised loss                                                                  (439)               (183)       (256)
Fair value (as included in balance sheet)                                      10,291                          11,002

Assets fair valued at or above book value
Book value                                                                      8,041                            8,208
Unrealised gain                                                                   303                 (63)         366

Fair value (as included in balance sheet)                                       8,344                            8,574
Total
Book value                                                                     18,771                           19,466
Net unrealised (loss) gains                                                      (136)               (246)         110
Fair value (as included in balance sheet)*                                     18,635                           19,576
Reflected as part of movement in shareholders' equity
Movement in unrealised appreciation                                                                  (244)
Exchange movements                                                                                     (2)
                                                                                                     (246)

*Debt securities for US operations included in the balance sheet of GBP19,002m, and as referred to in note M, comprise GBP18,635m for securities classified as available-for-sale, as shown above, and GBP367m for securities of consolidated investment funds classified as fair value through profit and loss.

Included within the unrealised valuation losses movement for the debt securities of Jackson of GBP244m, as shown in the consolidated statement of changes in equity, was an amount of GBP55m relating to the sub-prime and Alt-A securities for which the carrying values at 31 December 2007 are shown in note M.

(iii)    Securities in unrealised loss position

The following tables show some key attributes of those securities that are in an unrealised loss position at 31 December 2007.

(a)     Fair value of securities as a percentage of book value

                                                                                         Fair value    Unrealised loss
                                                                                               GBPm               GBPm

Between 90% and 100%                                                                          9,370              (274)
Between 80% and 90%                                                                             784              (122)
Below 80%                                                                                       137               (43)
                                                                                             10,291              (439)

Included within the table above, showing the fair value of securities in an unrealised loss position at 31 December 2007 as a percentage of book value, are amounts relating to sub-prime and Alt-A securities of:
Fair value of securities as a percentage of book value                                                 Unrealised loss
                                                                                           Fair value             GBPm
                                                                                                GBPm
Between 90% and 100%                                                                              572             (24)
Between 80% and 90%                                                                               132             (22)
Below 80%                                                                                          28             (10)
                                                                                                  732             (56)

(b)     Aged analysis of unrealised losses for the time periods indicated

                                                                     Not rated  Non investment     Investment     Total
                                                                                         grade          grade
                                                                          GBPm            GBPm           GBPm       GBPm

Less than 6 months                                                         (7)             (8)           (52)      (67)
6 months to 1 year                                                        (10)            (21)          (105)     (136)
1 year to 2 years                                                          (5)             (2)           (16)      (23)
2 years to 3 years                                                        (24)            (10)          (140)     (174)
More than 3 years                                                          (7)             (3)           (29)      (39)
                                                                          (53)            (44)          (342)     (439)

At 31 December 2007, the gross unrealised losses in the balance sheet for the sub-prime and Alt-A securities in an unrealised loss position were GBP56m, as shown above in note (a). GBP37m of these losses relate to securities that have been in an unrealised loss position for less than one year and GBP19m to securities that have been in an unrealised loss position for more than one year.

(c)     By maturity of security
                                                                                                                   GBPm
Less than 1 year                                                                                                    (1)
1 year to 5 years                                                                                                  (54)
5 years to 10 years                                                                                               (164)
More than 10 years                                                                                                 (60)
Mortgage-backed and other debt securities                                                                         (160)
Total                                                                                                             (439)


O        Shareholders' equity

                                                                                                        2007      2006
                                                                                                        GBPm      GBPm
Share capital                                                                                            123       122
Share premium                                                                                          1,828     1,822
Reserves                                                                                               4,250     3,544
Total                                                                                                  6,201     5,488


P         Net core structural borrowings of shareholder-financed operations
                                                                                                        2007     2006*
                                                                                                        GBPm      GBPm
Core structural borrowings of shareholder-financed operations:
    Central funds                                                                                      2,367     2,485
    Jackson                                                                                              125       127
Total (per consolidated balance sheet)                                                                 2,492     2,612
Less: Holding company** cash and short-term investments (recorded within the consolidated            (1,456)   (1,119)
    balance sheet)
Net core structural borrowings of shareholders-financed operations                                    1,036     1,493

*Excluding borrowings of discontinued banking operations

**Including central finance subsidiaries

Q       Other borrowings
                                                                                                        2007      2006
                                                                                                        GBPm      GBPm
Operational borrowings attributable to shareholder-financed operations
Borrowings in respect of short-term fixed income securities programmes                                 2,477     2,032
Non-recourse borrowings of US operations                                                                 591       743
Other borrowings                                                                                          13        15
Total continuing operations                                                                            3,081     2,790
Discontinued banking operations (note H)                                                                   -     2,819

Total                                                                                                  3,081     5,609
Borrowings attributable to with-profits funds
Non-recourse borrowings of venture fund investment subsidiaries (note K)                                   -       926
Non-recourse borrowings of consolidated investment funds                                                 789       681
Subordinated debt of the Scottish Amicable Insurance Fund                                                100       100
Other borrowings (predominantly obligations under finance leases)                                         98        69
Total                                                                                                    987     1,776



R       Inherited estate of the PAC long-term fund

The assets of the main with-profits fund within the long-term fund of PAC comprise the amounts that it expects to pay out to meet its obligations to existing policyholders and an additional amount used as working capital. The amount payable over time to policyholders from the with-profits fund is equal to the policyholders' accumulated asset shares plus any additional payments that may be required by way of smoothing or to meet guarantees. The balance of the assets of the with-profits fund is called the 'inherited estate' and has accumulated over many years from various sources.

The inherited estate represents the major part of the working capital of PAC's long-term insurance fund. This enables the Company to support with-profits business by providing the benefits associated with smoothing and guarantees, by providing investment flexibility for the fund's assets, by meeting the regulatory capital requirements that demonstrate solvency and by absorbing the costs of significant events or fundamental changes in its long-term business without affecting the bonus and investment policies. The size of the inherited estate fluctuates from year to year depending on the investment return and the extent to which it has been required to meet smoothing costs, guarantees and other events.

PAC believes that it would be beneficial if there were greater clarity as to the status of the inherited estate. As a result, it has announced that it has begun a process to determine whether it can achieve that clarity through a reattribution of the inherited estate. As part of this process a Policyholder Advocate has been nominated to represent policyholders' interests. This nomination does not mean that a reattribution will occur.

Given the size of the PAC's with-profits business, any proposal is likely to be time consuming and complex to implement and is likely to involve a payment to policyholders from shareholders' funds. If a reattribution is completed, the inherited estate will continue to provide working capital for the long-term insurance fund.

S       Group Investments - IFRS disclosures from the 2007 Annual Report

The Company has published a document alongside the Company's preliminary announcement for the year ended 31 December 2007, entitled 'Group Investments - IFRS disclosures from the 2007 Annual Report'. This document includes detailed analysis and explanation of the information contained in the Group's financial statements for the year ended 31 December 2007 on the Group's investments. The document has been posted to the Company's website address at www.prudential.co.uk



--------------------------


1. Over three years


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 14 March, 2008

                                      PRUDENTIAL PUBLIC LIMITED COMPANY

                                        By: /s/  JON BUNN

                                                   Jon Bunn
                                                   Director of Public Relations